Exhibit 99.1

Deutsche Bank

Interim Report as of March 31, 2018

Deutsche Bank

The Group at a glance

	Three months ended
	Mar 31, 2018	Mar 31, 2017

Key financial information

Post-tax return on average shareholders’ equity	0.8%	3.8%

Post-tax return on average tangible shareholders’ equity	0.9%	4.5%

Cost/income ratio[1]	92.6%	86.2%

Compensation ratio[2]	43.0%	42.8%

Noncompensation ratio[3]	49.5%	43.4%

Total net revenues, in € m.	6,976	7,346

Provision for credit losses, in € m.	88	133

Total noninterest expenses, in € m.	6,457	6,334

Adjusted Costs	6,350	6,336

Income (loss) before income taxes, in € m.	432	878

Net income (loss), in € m.	120	575

Basic earnings per share	€ 0.06	€ 0.36

Diluted earnings per share	€ 0.06	€ 0.34

Share price at period end	€ 11.33	€ 16.15

Share price high	€ 16.46	€ 17.82

Share price low	€ 11.00	€ 15.12

	Mar 31, 2018	Dec 31, 2017

CRR/CRD 4 Leverage Ratio (fully loaded)	3.7%	3.8%

CRR/CRD 4 Leverage Ratio (phase in)	4.0%	4.1%

Fully loaded CRR/CRD 4 leverage exposure, in € bn.	1,409	1,395

Common Equity Tier 1 capital ratio (fully loaded)	13.4%	14.0%

Common Equity Tier 1 capital ratio (phase in)	13.4%	14.8%

Risk-weighted assets, in € bn.	354	344

Total assets, in € bn.	1,478	1,475

Shareholders’ equity, in € bn.	62	63

Book value per basic share outstanding	€ 29.53	€ 30.16

Tangible book value per basic share outstanding	€ 25.70	€ 25.94

Other Information

Branches	2,407	2,425

Thereof: in Germany	1,555	1,570

Employees (full-time equivalent)	97,130	97,535

Thereof: in Germany	42,308	42,526

1 Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.

2 Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.

3 Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content	3	Management Report

	3	Operating and Financial Review
	3	Economic Environment
	4	Deutsche Bank Performance
	5	Consolidated Results of Operations
	6	Segment Results of Operations
	7	Corporate Divisions
	11	Financial Position
	13	Related Party Transactions
	13	Management and Supervisory Board
	14	Strategy
	16	Outlook
	16	The Global Economy
	16	The Banking Industry
	17	The Deutsche Bank Group
	18	Our Business Segments
	21	Risks and Opportunities
	24	Risk Report
	24	Introduction
	26	Risk and Capital Overview
	29	Risk and Capital Performance
	36	Leverage Ratio
	38	Credit Risk Exposure
	42	Asset Quality
	48	Market Risk
	50	Operational Risk
	50	Liquidity Risk

	53	Consolidated Financial Statements

	53	Consolidated Statement of Income
	54	Consolidated Statement of Comprehensive Income
	55	Consolidated Balance Sheet
	56	Consolidated Statement of Changes in Equity
	59	Consolidated Statement of Cash Flows

	61	Notes to the Consolidated
Financial Statements

	61	Basis of Preparation
	62	Impact of Changes in Accounting Principles
	63	Deutsche Bank’s Ownership Interest following Initial
Public Offering of DWS shares
	63	IFRS 9 – Transition Impact Analysis
	71	Segment Information
	73	Information on the Consolidated Income Statement
	76	Information on the Consolidated Balance Sheet
	110	Other Financial Information

	113	Confirmations

	113	Review Report

	114	Other Information

	114	Non-GAAP Financial Measures
	116	Fully loaded CRR/CRD 4 Measures
	117	Imprint

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Economic Environment

Management Report

Operating and Financial Review

Economic Environment

The Global Economy

Economic growth (%)	Mar 31, 2018[1]	Dec 31, 2017	Main driver

Global Economy	3.9%[2]	3.8%	Global economic growth and global trade remained strong. Leading indicators point towards an ongoing growth environment.

Thereof:
Industrialized countries	2.4%	2.1%	European economic growth positively surprised in the second half of last year, a trend that continued into the first quarter of 2018. This growth together with less political uncertainty has lifted forecasts.
Emerging markets	4.9%	5.0%	Emerging countries benefitted from a rebound in energy prices over the winter half, boosting investments and global trade.

Eurozone Economy	2.6%	2.7%	Several central European countries headed towards full employment. The new French government has unleashed a reform process in France. The growth environment continued well into the first quarter of 2018.
Thereof: German economy	2.5%	2.9%	Very tight labor market, expansionary monetary policy and additional fiscal stimuli led to an above trend growth.

U.S. Economy	2.9%	2.5%	The robust labor market is close to full employment. Wage growth further strengthened with positive impulses for private consumption. Positive impulses for companies and households from the U.S. tax reform as well as the recent adoption of the budget agreement. Investments rose due to an ongoing dynamic housing market and higher equipment investment.

Japanese Economy	1.7%	2.1%	Private capital investment benefitted from the rebound in global trade. Monetary policy was still very loose.

Asian Economy[3]	6.1%	6.3%	Strengthening intra-Asian trade was a growth driver. EM Asia remained the global power-house in terms of GDP growth.
Thereof: Chinese Economy	6.5%	6.8%	Marginal growth slowdown as private credit growth was less expansive to avoid another rise of house prices.

1 Sources: Deutsche Bank Research Forecasts.

2 Only forecasts on annual basis available.

3 Excluding Japan.

Banking Industry

Lending to the private sector in the Eurozone weakened slightly in the first quarter of 2018 despite the favorable underlying conditions. Lending to households is currently up by around 2.5 % year on year, while corporate lending continues to effectively stagnate. The momentum eased off somewhat on the deposit side, too. The growth rate is currently under 4%, but higher for corporates and lower for households.

By contrast, lending growth in Germany remained positive. Mortgage lending again gathered pace – at roughly 4.5 % up compared to the first quarter of 2017, the strongest growth since 2000. Corporate lending is also expanding rapidly, with growth climbing to around 5% – the highest rate since the financial crisis. Growth in deposits tapered off somewhat to 4 % year on year at the beginning of 2018, with corporate deposits outpacing household deposits (as in the Eurozone as a whole). Ultimately, the asset and liability sides of the business with the private sector are growing at the same rate.

In the U.S., lending continued to stabilize in the first quarter following the sharp slowdown in the previous year. Corporate lending (including commercial real estate loans) and lending to households were both up 4 % year on year. In the latter case, strong growth in traditional mortgage lending and consumer loans countered the continuing significant decline in home equity loans. On the funding side, deposits continued to lose pace despite the higher interest rates: the 3 % year-on-year expansion was the lowest figure for seven years.

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Deutsche Bank Performance

In China, the lending business continued its very rapid rate of expansion. The outstanding volume of loans to households was up 21 % year on year, with the figure for corporate lending up by 11%. Private sector deposits can no longer keep pace, with growth slowing considerably to around 7 % in recent months. This is primarily due to weak inflows from corporate clients. In Japan, momentum in the lending business eased slightly in the first quarter of 2018 but growth was still more than 2 % compared to the prior year. On the deposit side, the figure remains moderately higher.

In global investment banking, the banks recorded declining bond issuance volumes and stable equities volumes in the first quarter compared to the prior-year period, while M&A advisory also saw far fewer deals closed. This resulted in substantially lower revenues across all market segments. The environment for securities trading was favorable, particularly in the U.S., with higher volumes year on year both in equities trading and in bonds and currencies.

Deutsche Bank Performance

In the first quarter 2018 Deutsche Bank continued to execute on its strategic agenda. This included the Initial Public Offering (IPO) of DWS Group GmbH & Co. KGaA (DWS), the agreement to sell our retail operations in Portugal, the progress on the merger of Postbank and Private & Commercial Clients Germany, as well as a decline in headcount. The Group also successfully implemented a number of significant regulatory and financial reporting requirements, notably the ‘Markets in Financial Instruments Directive II’ (MiFID II), Payment Services Directive 2 (PSD 2) and the new accounting standard IFRS 9 ‘Financial Instruments’, all required as of 2018. The Group’s financial results in the first quarter of 2018 were impacted by lower volumes across most divisions and the effects of the ongoing low interest rate environment and higher bank levy charges compared to the first quarter of 2017, in which litigation costs were at very low levels. These negative effects were partly offset by lower provisions for credit losses driven by favorable developments in the shipping segment.

Shortly after the end of the first quarter the bank announced changes to the composition and responsibilities of its Management Board. On April 8, 2018, the Supervisory Board appointed Christian Sewing, Co-Head of the Private & Commercial Bank (PCB), as Chief Executive Officer with immediate effect. Christian Sewing succeeds John Cryan who will leave the bank at the end of April. Additionally, the Supervisory Board appointed Management Board members Garth Ritchie and Karl von Rohr as new Presidents. Garth Ritchie was named as sole Head of the Corporate & Investment Bank (CIB), with Marcus Schenck having communicated his intention to leave the bank. It was further announced that Frank Strauß would assume sole leadership of PCB, having previously been Co-Head together with Christian Sewing. On April 18, 2018, it was communicated that Management Board member Kimberly Hammonds, Chief Operating Officer (COO), will be leaving Deutsche Bank. By mutual agreement with the Supervisory Board her tenure at the bank will end at the Annual General Meeting on May 24, 2018. The bank has appointed Frank Kuhnke as new COO, reporting into Christian Sewing.

The table below shows the Financial Key Performance Indicators (KPIs) of the Group for the first three months:

	Mar 31, 2018	Mar 31, 2017

Net revenues	€ 7.0 bn	€ 7.3 bn

Income (loss) before income taxes	€ 0.4 bn	€ 0.9 bn

Net income (loss)	€ 0.1 bn	€ 0.6 bn

Post-tax return on average tangible shareholders’ equity[1]	0.9%	4.5%

Post-tax return on average shareholder’s equity[1]	0.8%	3.8%

Adjusted costs[2]	€ 6.3 bn	€ 6.3 bn

Cost/income ratio[3]	92.6%	86.2%

CRR/CRD 4 Risk-weighted assets (RWA) (fully loaded)	€ 354.2 bn	€ 357.7 bn

CRR/CRD 4 Common Equity Tier 1 ratio (fully loaded)[4]	13.4%	11.8%

CRR/CRD 4 leverage ratio (phase in)[5]	4.0%	3.9%

CRR/CRD 4 leverage ratio (fully loaded)[5]	3.7%	3.4%

1  Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.

2  Total noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.

3  Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

4  The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

5  Further detail on the calculation of this ratio is provided in the Risk Report.

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Consolidated Results of Operations

Consolidated Results of Operations

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2018	Mar 31, 2017	Absolute Change	Change in %
Net revenues:
Thereof:
CIB	3,846	4,408	(563)	(13)
PCB	2,639	2,704	(65)	(2)
AM	545	607	(61)	(10)
C&O	(54)	(373)	319	(86)

Total net revenues	6,976	7,346	(369)	(5)

Provision for credit losses	88	133	(46)	(34)

Noninterest expenses:

Compensation and benefits	3,002	3,147	(146)	(5)

General and administrative expenses	3,456	3,201	255	8

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	(1)	(14)	13	(95)

Total noninterest expenses	6,457	6,334	123	2

Income (loss) before income taxes	432	878	(446)	(51)

Income tax expense (benefit)	312	303	9	3

Net income (loss)	120	575	(455)	(79)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

In the first quarter of 2018 revenues decreased primarily due to lower client activity, a persistently low interest rate environment and unfavorable foreign exchange rate movements. Revenues in the current quarter included a one-off gain from the sale of a Postbank property and negative effects from sales agreements of businesses in PCC International. In addition, the first quarter of 2017 was negatively impacted by Debt Valuation adjustment (DVA) and own credit, whereas the current year quarter was positively impacted by DVA. Overall, the impact of decreased revenues and slightly higher noninterest expenses was partly offset by lower provisions for credit losses.

Group net revenues in the first quarter of 2018 decreased by € 369 million, or 5%, to € 7.0 billion. Corporate & Investment Bank (CIB) revenues declined, primarily due to lower volumes across businesses, unfavorable exchange rate movements, higher funding cost allocations and client perimeter reduction, partly offset by modest gains from the impact of DVA on certain derivative liabilities compared to losses in the prior year period. Net revenues in Private & Commercial Bank (PCB) decreased as compared to the prior year period primarily due to the absence of a positive impact of € 175 million resulting from workout activities related to Sal. Oppenheim in the first quarter of 2017, partly offset by a positive impact of € 156 million from the sale of a Postbank property in the first quarter of 2018. Revenues in PCB were impacted by the low interest rate environment and included a net loss of € 57 million from the agreement to sell the retail business in Portugal and a transaction-related valuation impact in context of the agreement on the partial sale of the Polish retail business, partly offset by higher loan revenues. Revenues in Asset Management (AM) decreased primarily due to the absence of revenues from businesses exited during 2017 and lower management fees due to unfavorable foreign exchange rate movements. Revenues in Corporate & Other (C&O) improved, mainly driven by valuation and timing differences that were negatively impacted by own credit narrowing on the Fair Value Option (FVO) debt issuances portfolio in the first quarter of 2017. In addition, the idiosyncratic own credit risk component is no longer reported in revenues but in Other Comprehensive Income (OCI) following the implementation of IFRS 9 from January 1, 2018, onwards.

Provision for credit losses was € 88 million in the first quarter of 2018, a decrease of € 46 million, or 34%, compared to the same period in 2017. This reduction was driven by CIB mainly due to favorable developments and releases in the shipping sector.

Noninterest expenses were € 6.5 billion in the first quarter of 2018, an increase of € 123 million, or 2 % as compared to the first quarter of 2017. Compensation and benefits amounted to € 3.0 billion, a decrease of € 146 million, or 5%. The decrease was due to lower retention charges and benefitted from favorable foreign exchange rate movement. General and administrative expenses were € 3.5 billion, an increase of € 255 million, or 8%, mainly due to higher bank levy charges, increased IT costs and litigation related expenses.

Income before income taxes was € 432 million in the first quarter of 2018, a decrease of € 446 million or 51 % as compared to the first quarter of 2017. This decrease was mainly attributable to lower revenues and higher noninterest expenses partly offset by lower provisions for credit losses.

Net income in the first quarter of 2018 was € 120 million, compared to € 575 million in the first quarter of 2017. Income tax expense in the current quarter was € 312 million versus € 303 million in the first quarter of 2017. The effective tax rate of 72%

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Segment Results of Operations

was mainly impacted by non-tax deductible expenses, including litigation, and tax effects related to share based payments. The effective tax rate for prior year’s quarter was 35%.

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2018 and March 31, 2017. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

				Three months ended Mar 31, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,846	2,639	545	(54)	6,976

Provision for credit losses	(3)	88	0	2	88

Noninterest expenses:

Compensation and benefits	1,050	971	192	789	3,002

General and administrative expenses	2,577	1,275	278	(674)	3,456

Impairment of goodwill and other intangible assets	0	0	0	0	0

Restructuring activities	14	(17)	3	(0)	(1)

Total noninterest expenses	3,641	2,229	472	115	6,457

Noncontrolling interests	3	0	0	(3)	0

Income (loss) before income taxes	205	322	72	(168)	432

Cost/income ratio (in %)	95	84	87	N/M	93

Assets	1,132,483	331,192	9,534	4,527	1,477,735

Risk-weighted assets (CRD 4 - fully loaded)	241,497	87,792	8,914	16,032	354,235

CRD 4 leverage exposure measure (spot value at reporting date)	1,048,690	342,365	4,289	13,892	1,409,236

Average shareholders’ equity	43,664	14,387	4,580	0	62,631

Post-tax return on average tangible shareholders’ equity (in %)[1]	1.5	7.5	22.1	N/M	0.9

Post-tax return on average shareholders’ equity (in %)[1]	1.4	6.4	4.6	N/M	0.8

N/M – Not meaningful

1  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 72%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 28%.

				Three months ended Mar 31, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	4,408	2,704	607	(373)	7,346

Provision for credit losses	57	78	(0)	(1)	133

Noninterest expenses:

Compensation and benefits	1,128	999	196	824	3,147

General and administrative expenses	2,410	1,247	223	(678)	3,201

Impairment of goodwill and other intangible assets	0	0	0	0	0

Restructuring activities	32	(48)	2	0	(14)

Total noninterest expenses	3,570	2,197	421	146	6,334

Noncontrolling interests	4	(0)	0	(4)	0

Income (loss) before income taxes	777	430	185	(514)	878

Cost/income ratio (in %)	81	81	69	N/M	86

Assets	1,176,472	331,564	12,493	44,227	1,564,756

Risk-weighted assets (CRD 4 - fully loaded)	244,277	87,617	9,523	16,237	357,655

CRD 4 leverage exposure measure (spot value at reporting date)	979,378	342,461	3,329	44,086	1,369,254

Average shareholders’ equity	40,374	14,326	4,790	321	59,812

Post-tax return on average tangible shareholders’ equity (in %)[1]	5.6	9.3	74.3	N/M	4.5

Post-tax return on average shareholders’ equity (in %)[1]	5.2	8.0	10.4	N/M	3.8

N/M – Not meaningful

1  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 35%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 33%.

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Corporate Divisions

Corporate Divisions

Corporate & Investment Bank (CIB)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2018	Mar 31, 2017	Absolute Change	Change in %
Net revenues:

Global Transaction Banking	918	1,042	(124)	(12)

Equity Origination	76	153	(77)	(50)
Debt Origination	316	391	(75)	(19)
Advisory	88	113	(25)	(22)
Origination and Advisory	480	657	(177)	(27)

Sales & Trading (Equity)	543	687	(143)	(21)
Sales & Trading (FIC)	1,910	2,270	(359)	(16)
Sales & Trading	2,454	2,956	(503)	(17)

Other	(5)	(247)	242	(98)

Total net revenues	3,846	4,408	(563)	(13)

Provision for credit losses	(3)	57	(60)	N/M

Noninterest expenses:

Compensation and benefits	1,050	1,128	(78)	(7)

General and administrative expenses	2,577	2,410	167	7

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	14	32	(18)	(57)

Total noninterest expenses	3,641	3,570	71	2

Noncontrolling interests	3	4	(1)	(29)

Income (loss) before income taxes	205	777	(572)	(74)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

CIB net revenues for the first quarter of 2018 were € 3.8 billion, a decrease of € 563 million or 13 % year-on-year. While volatility and client activity increased in the first quarter 2018 compared to the fourth quarter of 2017, the levels within certain Fixed Income and currency markets remained below those seen in the prior year quarter. Primary capital market activity also slowed as compared to the first quarter of 2017, with the comparative fee pool down significantly. These factors, combined with unfavorable foreign exchange movements and a change in funding cost allocation methodology negatively impacted divisional revenues.

Global Transaction Banking net revenues were € 918 million, a decrease of € 124 million or 12%. Revenues were impacted by unfavorable foreign exchange movements and a change in funding cost allocation methodology. Cash Management revenues were lower as a result of ongoing client perimeter reductions and the aforementioned funding cost allocation changes, despite a positive impact from U.S. interest rates. Trade revenues were slightly lower, particularly in structured products. Trust, Agency and Securities Services revenues were higher.

Origination and Advisory generated net revenues of € 480 million in the first quarter of 2018, a decrease of € 177 million, or 27%. Equity Origination revenues were 50 % lower compared to a strong prior year quarter, with the business impacted by lower market volumes compared to the prior year quarter in addition to the impact of a specific block trade loss. Debt Origination revenues were 19 % lower compared to a strong prior year quarter, due to reduced client demand. Revenues in Advisory were 22 % lower due to a lower industry fee pool in the quarter.

Sales & Trading (FIC) net revenues were € 1.9 billion, a decrease of € 359 million or 16%. Credit revenues were lower compared to a strong prior year quarter with underperformance in credit flow while Structured and Distressed products continued to perform well. Rates revenues were lower compared to a strong prior year quarter, in particular in Europe. The first quarter of 2018 also included a gain of € 84 million from the change in valuation of an investment. Foreign Exchange revenues were essentially flat, excluding the change in funding cost allocations. Revenues in Emerging Markets were lower with a strong performance in Eastern Europe, Middle East and Africa regions more than offset by underperformance in Latin America. Foreign Exchange and Rates Asia Pacific revenues were lower due to margin pressure in Asia and lower volumes in Japan.

Sales & Trading (Equity) generated net revenues of € 543 million, a decrease of € 143 million, or 21%. Prime finance revenues were slightly lower as higher client balances and improved spreads were offset by higher funding cost allocations. Cash Equity revenues were significantly lower due to the non-recurrence of a gain on sale of € 79 million on an equity investment in the first quarter of 2017. Higher underlying performance was driven by strong Flow performance in the U.S. during periods of higher volatility in the first quarter of 2018. Equity Derivatives revenues were lower due to underperformance in Europe, partially offset by improved flow activity in the Americas.

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Corporate Divisions

Other revenues were a € 5 million loss, compared to a loss of € 247 million in the first quarter of 2017. This was driven by a gain of € 61 million (2017: a loss of € 219 million) relating to the impact of DVA on certain derivative liabilities. The gains in the current quarter were partially offset by funding cost allocations and lower revenues in the investment-grade lending portfolio.

Provision for credit losses was a credit of € 3 million compared to a charge of € 57 million in the prior year quarter. The reduction was attributable to favorable developments in the shipping segment, which resulted in a number of releases. These were primarily offset by provisions taken on certain other exposures.

Noninterest expenses were € 3.6 billion, 2 % higher when compared to the prior year quarter. Increased bank levy charges and higher litigation were partly offset by the positive effects resulting from favorable foreign exchange rate movements. Excluding the effects of litigation, restructuring, severance and goodwill impairment, costs increased 1 % year-on-year.

Income before income taxes in the first quarter of 2018 was € 205 million (first quarter 2017: income € 777 million). The decrease year-on-year was mainly driven by lower revenues in the current quarter.

Private & Commercial Bank (PCB)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2018	Mar 31, 2017	Absolute Change	Change in %

Net revenues:

Private & Commercial Clients	1,229	1,299	(70)	(5)

Postbank	985	771	214	28

Wealth Management	426	634	(208)	(33)

Total net revenues	2,639	2,704	(65)	(2)

thereof:
Net interest income	1,485	1,388	97	7
Commissions and fee income	868	924	(56)	(6)
Remaining income	287	392	(105)	(27)

Provision for credit losses	88	78	11	14

Noninterest expenses:

Compensation and benefits	971	999	(28)	(3)

General and administrative expenses	1,275	1,247	28	2

Impairment of goodwill and other intangible assets	0	(0)	0	N/M

Restructuring activities	(17)	(48)	31	(65)

Total noninterest expenses	2,229	2,197	32	1

Noncontrolling interests	0	(0)	0	N/M

Income (loss) before income taxes	322	430	(108)	(25)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

The development of PCB’s results in the first quarter of 2018 was influenced by strategy execution. In addition to negative effects from the agreements to sell businesses in PCC International, the preparation of strategic projects such as the planned merger of Private & Commercial Clients Germany and Postbank also led to incremental investment spending. Revenues in the current quarter included a one-off gain from the sale of a Postbank property, which was below the gains related to the workout of legacy positions in Sal. Oppenheim in the first quarter of the previous year. These specific factors mostly explain the decrease in PCB’s income before income taxes compared to the previous year. Excluding these items, results were at the previous year’s level despite the continued low interest rate environment and negative impacts from the implementation of MiFID II.

Net revenues of € 2.6 billion decreased by € 65 million, or 2%, compared to the prior year period. This decline was primarily attributable to specific items in both periods. Net revenues in the first quarter of 2017 were positively impacted by € 175 million from the workout of legacy positions in Sal. Oppenheim. In the first quarter of 2018, net revenues included a € 156 million gain from the sale of a Postbank property as well as a negative effect of € 57 million including a loss related to the agreement to sell the retail business in Portugal and a transaction-related valuation impact in context of the agreement on the partial sale of the Polish retail business. Excluding these effects, net revenues remained essentially flat year-on-year. Negative impacts from low interest rates and the implementation of MiFID II were largely mitigated by growth in loan revenues. The year-on-year comparison also benefited from the non-recurrence of negative impacts in Postbank’s home savings business in the first quarter of 2017.

In the Private & Commercial Clients (PCC) businesses, revenues decreased by € 70 million, or 5%, compared to the prior year period, mainly attributable to the aforementioned negative effect of € 57 million from the transactions in Portugal and Poland, reflected in Remaining income. Net interest income increased slightly compared to the first quarter of 2017, with negative impacts from the ongoing low interest rate environment on deposit revenues mitigated by improved loan revenues. Commission

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Corporate Divisions

and fee income declined slightly compared to the prior year period driven by lower investment product revenues in part reflecting the implementation of MiFID II.

Revenues in the Postbank businesses increased by € 214 million, or 28%, compared to the prior year period, primarily driven by a € 156 million gain from a property sale reflected in Remaining income. Postbank’s net interest income increased compared to the first quarter of 2017, driven by growth in loan revenues, the non-recurrence of an adjustment in the home savings business in the first quarter of 2017 and a positive year-on-year impact from home savings loans previously measured at fair value and measured at amortized cost basis since the adoption of IFRS 9. These effects more than compensated the impact of the low interest rate environment on deposit revenues. Commission and fee income remained essentially flat year-on-year. Lower revenues from postal services subsequent to a contract alignment were mitigated by higher fee income from current accounts.

Revenues in the Wealth Management (WM) businesses declined by € 208 million, or 33%, mainly due to the non-recurrence of positive effects in the first quarter of 2017 of € 175 million from the workout of legacy positions in the Sal. Oppenheim franchise and € 18 million related to the disposal of the PCS unit in 2016. Beyond that, net revenues were impacted by unfavorable foreign exchange rate movements. Excluding these effects, net revenues were essentially flat compared to the prior year quarter. Continued revenue growth in the Asia-Pacific region was offset by lower revenues in EMEA and Germany in part impacted by MiFID II.

Provision for credit losses of € 88 million remained at a low level reflecting the continued good portfolio quality in a benign economic environment. The increase of € 11 million, or 14%, compared to the prior year period was driven by a single credit case in the first quarter of 2018.

Noninterest expenses of € 2.2 billion increased by € 32 million, or 1%, compared to the first quarter of 2017, including € 31 million related to restructuring activities. Excluding restructuring activities, noninterest expenses were essentially flat compared to the prior year period. The first quarter of 2018 included incremental investment spending mainly related to the preparation of the merger of Private & Commercial Clients Germany and Postbank and costs related to the disposals in PCC International which were compensated by lower compensation and benefits.

Income before income taxes of € 322 million decreased by € 108 million year-on-year. The decrease was mainly attributable to the aforementioned specific factors. The net impact from specific factors in the first quarter of 2018 including the gain from a property sale and the charges for the business disposals had a lower positive contribution to the PCB result than the effects from the workout of legacy positions in Sal. Oppenheim in the first quarter of 2017.

PCB’s Assets under Management of € 497 billion decreased by € 8 billion compared to December 31, 2017. The decline was attributable to market depreciation and foreign exchange rate movements. This was partly compensated by net inflows of € 1 billion primarily in investment products in the PCC businesses. In Wealth Management, net inflows in Asia Pacific were offset by net outflows in other regions in part reflecting strategic business decisions.

Asset Management (AM)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2018	Mar 31, 2017	Absolute Change	Change in %

Net revenues:

Management Fees	531	564	(33)	(6)

Performance and transaction fees	18	19	(1)	(5)

Other revenues	(4)	24	(28)	N/M

Total net revenues	545	607	(61)	(10)

Provision for credit losses	0	(0)	0	N/M

Total noninterest expenses:

Compensation and benefits	192	196	(4)	(2)

General and administrative expenses	278	223	55	25

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	3	2	0	21

Total noninterest expenses	472	421	51	12

Noncontrolling interests	0	0	0	N/M

Income (loss) before income taxes	72	185	(113)	(61)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

Asset Management completed its initial public offering (IPO) in March 2018, with the shares of the holding company DWS Group GmbH & Co KGaA listed on the Frankfurt Stock Exchange.

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Corporate Divisions

Asset Management reported significantly lower income before income taxes compared to the first quarter of 2017. After a strong year for equity markets in 2017, the volatility and decline in the stock markets and unfavorable movements in foreign exchange rates had a negative impact to Assets under Management (AuM) development and revenues for the quarter.

Net revenues were € 545 million, a decrease of € 61 million, or 10%. Excluding the effects from sold and discontinued businesses and unfavorable foreign exchange rate movements the decline is 3%. Management fees decreased by € 33 million or 6%, mainly driven by fixed income, unfavorable foreign exchange rate movements and the absence of revenues from businesses exited during 2017. Higher transaction fees were largely offset by lower Performance fees as compared to the prior year. Other revenues were significantly lower by € 28 million compared to the prior year, primarily due to non-recurring investment gains included in first quarter of 2017, the net effect from businesses exited in 2017 and a loss on sale from the Private Equity business in Germany in 2018.

Noninterest expenses of € 472 million were higher by € 51 million, driven by € 34 million non-operating costs, primarily litigation relating to a sold legacy business. Excluding this item, noninterest expenses were essentially flat, with slightly lower compensation costs and favorable foreign exchange rate effects largely offset by higher MiFID II driven external research costs, higher costs related to the IPO of DWS and a non-recurring tax reimbursement included in first quarter of 2017.

Income before income taxes of € 72 million significantly decreased by € 113 million or 61%, driven by the specific non-operating costs described above and lower management fees and other revenues.

Assets under Management were € 678 billion, a decrease of € 24 billion versus December 31, 2017. This decrease was driven by net asset outflows of € 8 billion, market value changes of € 11 billion, largely driven by equity indices globally, and unfavorable foreign exchange rate movements (primarily EUR/USD) of € 6 billion. Net asset outflows mainly in the Americas were driven by the U.S. tax reform and outflows in low margin cash and insurance assets, partly offset by strong European listed ETF inflows.

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under Management

Balance as of December 31, 2017	95	238	57	65	59	115	73	702

Inflows	5	15	3	3	121	17	3	166
Outflows	(7)	(20)	(4)	(3)	(123)	(16)	(3)	(174)
Net Flows	(2)	(4)	(2)	0	(2)	1	0	(8)
FX impact	0	(2)	0	0	(1)	(1)	(1)	(6)
Performance	(4)	(1)	(1)	(1)	0	(2)	0	(11)
Other	0	0	0	1	0	0	0	1

Balance as of March 31, 2018	88	230	54	64	57	113	72	678

Management fee margin (in bps)	76	14	39	25	7	25	54	31

Corporate & Other (C&O)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2018	Mar 31, 2017	Absolute Change	Change in %

Net revenues	(54)	(373)	319	(86)

Provision for credit losses	2	(1)	3	N/M

Noninterest expenses:

Compensation and benefits	789	824	(35)	(4)

General and administrative expenses	(674)	(678)	5	(1)

Impairment of goodwill and other intangible assets	0	0	0	N/M

Restructuring activities	(0)	0	(0)	N/M

Total noninterest expenses	115	146	(31)	(21)

Noncontrolling interests	(3)	(4)	1	(24)

Income (loss) before income taxes	(168)	(514)	346	(67)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

Corporate & Other (C&O) reported a loss before income taxes of € 168 million in the first quarter of 2018 compared to a loss of € 514 million in the prior year quarter. The reduction of losses was primarily driven by valuation and timing differences that included in the first quarter of 2017 negative revenues of € 116 million related to own credit narrowing on the Fair Value Option debt issuance portfolio. In 2018, following the implementation of IFRS 9 on January 1, 2018, the idiosyncratic own credit risk component is reported as part of other comprehensive income (OCI) in Equity. Results in C&O also improved due to a reduction in costs from Funding and Liquidity buffers that have not been allocated (negative € 49 million in the first quarter of 2018, compared to negative € 116 million in the first quarter of 2017). The first quarter of 2017 was impacted by a negative hedge result of € 29 million related to the sale of the Hua Xia Bank stake.

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Financial Position

Noninterest expenses for C&O were € 115 million, a decrease of € 31 million, or 21%, as compared to the prior year quarter. Noninterest expenses included expenses associated with shareholder activities as defined in the OECD Transfer Pricing Guidelines not allocated to the business divisions. These totaled € 97 million in the first quarter of 2018 compared to € 108 million in the prior year period.

Financial Position

in € m. (unless stated otherwise)	Mar 31, 2018	Dec 31, 2017	Absolute Change	Change in %

Cash and central bank balances	226,720	225,655	1,065	0

Interbank balances (w/o central banks)	11,160	9,265	1,895	20

Central bank funds sold, securities purchased under resale agreements and securities borrowed	11,821	26,703	(14,882)	(56)

Financial assets at fair value through profit or loss	631,118	636,970	(5,852)	(1)

Trading assets	173,014	184,661	(11,647)	(6)

Positive market values from derivative financial instruments	337,454	361,032	(23,578)	(7)

Non-trading financial assets mandatory at fair value through profit and loss	118,038	N/A	118,038	N/M
Thereof:
Securities purchased under resale agreements	53,139	N/A	53,139	N/M
Securities borrowed	28,444	N/A	28,444	N/M
Financial assets designated at fair value through profit or loss	2,611	91,276	(88,665)	(97)
Thereof:
Securities purchased under resale agreements	0	57,843	(57,843)	N/M
Securities borrowed	0	20,254	(20,254)	N/M

Loans at amortized cost	387,366	401,699	(14,333)	(4)

Securities held to maturity	N/A	3,170	(3,170)	N/M

Brokerage and securities related receivables	104,617	83,015	21,602	26

Remaining assets	104,933	88,256	16,677	19

Thereof:
Securities purchased under resale agreements	2,505	N/A	2,505	N/M
Securities borrowed	0	N/A	0	N/M

Total assets	1,477,735	1,474,732	3,003	0

Deposits	570,852	580,812	(9,960)	(2)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	26,069	24,793	1,276	5

Financial liabilities at fair value through profit or loss	455,886	478,636	(22,750)	(5)

Trading liabilities	83,832	71,462	12,370	17

Negative market values from derivative financial instruments	322,629	342,726	(20,097)	(6)

Financial liabilities designated at fair value through profit or loss	48,874	63,874	(15,000)	(23)
Thereof:
Securities sold under repurchase agreements	39,597	53,840	(14,243)	(26)
Securities loaned	411	1,040	(629)	(60)
Others	550	574	(24)	(4)

Other short-term borrowings	17,476	18,411	(935)	(5)

Long-term debt	161,480	159,715	1,765	1

Brokerage and securities related payables	131,549	106,742	24,807	23

Remaining liabilities	46,398	37,524	8,874	24

Total liabilities	1,409,710	1,406,633	3,077	0

Total equity	68,025	68,099	(74)	(0)

Movements in Assets

As of March 31, 2018, total assets increased marginally by € 3.0 billion (or 0.2%) compared to year-end 2017.

The largest increase was € 21.6 billion in brokerage and securities related receivables, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

Remaining assets increased by € 16.7 billion, mainly driven by reclassifications of exposures to debt securities hold-to-collect following the implementation of IFRS 9, reclassifications to assets held for sale subsequent to the agreement to sell our retail operations in Portugal and an increase in non-interest bearing receivables in CIB.

Loans classifications have been significantly impacted by the adoption of IFRS 9. Loans previously classified at amortized cost under IAS 39 are now reported not only in loans at amortized cost, but also in non-trading financial assets mandatory at fair value through profit and loss and financial assets designated at fair value through other consolidated income. Across all of these categories, the actual business movement for loans is an increase of € 1.6 billion, primarily due to increased lending activities in our Corporate & Investment Bank during the period.

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Financial Position

These increases were partly offset by a € 23.6 billion decrease in positive market values from derivative financial instruments, mainly attributable to interest rate products as changes in interest rate curves were inversely correlated to changes in the mark-to-market values, but also impacted by reduced trading volumes.

Trading assets decreased by € 11.6 billion, primarily as a result of client positioning in Equities business.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, across all applicable balance sheet categories, decreased by € 8.9 billion, mainly driven by increased netting.

The overall movement of the balance sheet included a decrease of € 10.8 billion due to foreign exchange rate movements, mainly driven by strengthening of the Euro versus the U.S. Dollar. The effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section.

Movements in Liabilities

As of March 31, 2018, total liabilities marginally increased by € 3.1 billion (or 0.2%) compared to year-end 2017.

The overall increase was primarily driven by a € 24.8 billion increase in brokerage and securities related payables, primarily due to the same factors as the movements in brokerage and securities related receivables as discussed above.

Trading liabilities increased by € 12.4 billion, primarily due to the same factors as the movements in trading assets as discussed above.

Remaining liabilities increased by € 8.9 billion, predominantly driven by an increase in non-interest bearing payables in CIB.

These increases were partly offset by a decrease in negative market values from derivative financial instruments by € 20.1 billion, primarily due to the same factors as the movements in positive market values from derivative financial instruments as discussed above.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, across all applicable balance sheet categories, decreased by € 13.6 billion, primarily due to the same factors of movements in central bank funds sold, securities purchased under resale agreements and securities borrowed as discussed above.

Deposits decreased by € 10.0 billion during the period, predominantly driven by a reduction of unsecured wholesale funding and a reclassification into liabilities held for sale, which are reported as part of remaining liabilities.

Similar to total assets, the impact of foreign exchange rate movements during the period is already embedded in the overall movements in liabilities as discussed in this section.

Liquidity

Liquidity reserves amounted to € 279 billion as of March 30, 2018 (compared to € 280 billion as of December 30, 2017). We maintained a positive internal liquidity stress result as of March 28, 2018 (under the combined scenario), and our Liquidity Coverage Ratio for March 30, 2018 was 144% (compared to 144 % as of December 30, 2017).

Equity

The adoption of IFRS 9 led to a one-time transition effect on total equity of negative € 672 million, please refer to chapter “IFRS 9 Transition Impact Analysis” in this report. Total equity as of March 31, 2018 increased by € 598 million compared to pro-forma total equity after the adoption of IFRS 9 as of January 1, 2018. The main factor contributing to this development were noncontrolling interests, which increased by € 1.2 billion, mainly as a result of the IPO and partial sale of Deutsche Bank’s subsidiary DWS Group GmbH & Co. KGaA (“DWS”). Further contributing to the increase was net income attributable to Deutsche Bank shareholders and additional equity components of € 120 million. Partly offsetting the increase was a net loss from exchange rate changes of € 393 million (relating especially to the U.S. dollar) and unrealized net losses of financial assets at fair value through OCI of € 258 million.

Deutsche Bank	Operating and Financial Review
Interim Report as of March 31, 2018	Management and Supervisory Board

Regulatory Capital

With effect from January 1, 2018, the CRR/CRD 4 “transitional” (or “phase-in”) rules under which CET 1 regulatory adjustments were phased in have reached a rate of 100%, together with the 100 % phase-out rate of minority interest only recognizable under the transitional rules. For RWA the grandfathering of equity investments at a risk-weight of 100 % expired by the end of 2017. Instead a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 is applied. Hence, starting 2018 onwards, the CET 1 capital and RWA figures will show no difference between CRR/CRD 4 and fully loaded CRR/CRD 4.

Our Common Equity Tier 1 (CET 1) capital according to CRR/CRD 4 decreased in the first quarter of 2018 by € 3.5 billion to € 47.3 billion as of March 31, 2018 (fully loaded rules applicable), compared with € 50.8 billion at the end of 2017 (based on transitional arrangements). Risk-weighted assets (RWA) according to CRR/CRD 4 were € 354.2 billion as of March 31, 2018, compared with € 343.3 billion at the end of 2017. The decrease in CRR/CRD 4 CET 1 capital and increase in RWA resulted in a CRR/CRD 4 CET 1 capital ratio of 13.4 % as of March 31, 2018, compared with 14.8 % at the end of 2017.

Our fully loaded CRR/CRD 4 CET 1 capital as of March 31, 2018 (now equal to CRR/CRD 4 CET 1 capital) amounted to € 47.3 billion, € 1.0 billion lower compared to € 48.3 billion as of December 31, 2017. RWA according to CRR/CRD 4 fully loaded were € 354.2 billion as of March 31, 2018 compared with € 344.2 billion at the end of 2017. Due to the decrease in CET 1 capital and increase in RWA our fully loaded CRR/CRD 4 CET 1 capital ratio as of March 31, 2018 decreased to 13.4 % as compared to 14.0 % at the end of 2017.

Further details on the development of Regulatory Capital and RWA can be found in the section “Risk Report” of this report under chapter “Regulatory Capital”.

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

Management Board

On April 8, 2018, the Supervisory Board has appointed Christian Sewing as Chief Executive Officer with immediate effect. He succeeds John Cryan who will leave the bank at the end of April 2018.

Additionally, the Supervisory Board has appointed Management Board members Garth Ritchie and Karl von Rohr as new Presidents.

At his own request, Marcus Schenck will leave the bank’s Management Board after the Annual General Meeting 2018.

Deutsche Bank’s Corporate & Investment Bank will then be led by Garth Ritchie, who previously was Co-Head of the division together with Marcus Schenck.

The Private & Commercial Bank will be led by Frank Strauß with immediate effect. He was previously Co-Head together with Christian Sewing.

The bank announced on April 18, 2018 that Kim Hammonds will leave the bank’s Management Board by mutual agreement with the Supervisory Board after the Annual General Meeting 2018.

Supervisory Board

There were no changes in the Supervisory Board.

Deutsche Bank	Strategy
Interim Report as of March 31, 2018	Management and Supervisory Board

Strategy

We are a leading European bank with global reach supported by a strong home base in Germany, Europe’s largest economy. We provide services in commercial and investment banking and retail banking as well as wealth and asset management products to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals.

In October 2015, we outlined a multi-year strategy to build on the core strengths of our business model and client franchise. The four goals were to be: simpler and more efficient, less risky, better capitalized and better run with more disciplined execution. In March 2017, we took additional measures to strengthen the bank and place it in a better position to pursue growth opportunities. Most notably this included the raising of € 8 billion of additional equity capital through a rights offering. In April 2018, we announced adjustments to our strategy in the Corporate & Investment Bank. We intend to reshape CIB to focus on industries and segments that align with our core European client base and on underwriting and financing products in which it occupies a leadership position. This moves us towards a model which emphasizes our core strengths in transaction banking, capital markets, financing and treasury solutions, which are most important for our European and multi-national clients, but also including capabilities in trading in products including Credit, Foreign Exchange and European Rates. This model is designed to take advantage of our position as a leading institution in Europe while leveraging our core product strengths globally. This will enable us to reduce the amount of resources we commit to areas that are not our core strengths. We intend to redeploy some of these resources, however, within the aforementioned areas of our core strengths. We intend to reduce our Corporate Finance exposure to sectors in the U.S. and Asia in which cross-border activity is limited, and to review our Global Equities business with the expectation of reducing our footprint.

The main goals of these measures include:

–	maintaining high CET 1 capital as well as high levels of liquidity,
–	having a leading CIB franchise with an emphasis on our core strengths in this business,
–	occupying the number one private and commercial banking position in our home market of Germany, serving more than 20 million clients within our Private & Commercial Bank (PCB),
–	giving our world class asset management segment (DWS) operational segregation that can support accelerated growth,
–	reducing the size of our corporate center and cost base in part through more front-to-back alignment and shifting large portions of infrastructure functions to the business divisions, and
–	shifting our earnings and business mix more towards stable businesses.

Geographically, we intend to retain our global capabilities where our management believes our franchise is the strongest, the growth potential the greatest, and the potential risk adjusted returns the highest.

–	PCB is primarily focused in Germany, with wealth management businesses around the world.
–

Given the global nature of our core corporate clients, we intend to retain and build CIB capabilities across Germany and EMEA (ex Germany) while aligning our resources more closely with our core markets and core client segments. While we intend to have a global institutional client footprint, we expect to be focused primarily on Germany and EMEA (ex-Germany) where our competitive franchise is the strongest. We also intend to maintain a strong, but more focused U.S. footprint.

–	DWS continues to provide a full suite of investment management services in Germany and the wider EMEA region, while enhancing its specialist capabilities in the U.S. and APAC.

Our Financial Targets

Our financial targets are:

–

Adjusted costs of € 22 billion in 2018, and € 21 billion by 2021, which includes the adjusted costs of Postbank; we expect adjusted costs in 2018 to be approximately € 23 billion, which reflects our € 22 billion target plus the cost impact of the delayed and suspended business sales,

–	Achieve a Post-tax Return on Average Tangible Equity of approximately 10 % in a normalized operating environment,
–	Maintain a CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded) comfortably above 13%,
–	Achieve a CRR/CRD 4 leverage ratio of 4.5%, and
–	Targeting a competitive dividend payout ratio for the financial year 2018 and thereafter.

We remain committed to keeping the adjusted cost base for 2018 below € 23 billion. In October 2015, we established a € 22 billion annual target in adjusted costs for 2018. In March 2017, we announced a strategy update that refined our financial targets including cost targets. Achieving the cost target for 2018 had assumed savings of € 900 million of annual expenses associated with planned business disposals. However, certain of those disposals have been delayed or suspended and as a result the € 900 million in cost savings will not materialize in 2018 as originally planned. Therefore, we now expect to achieve adjusted costs of approximately € 23 billion in 2018. The € 900 million in adjusted costs associated with these businesses is expected to

Deutsche Bank	Strategy
Interim Report as of March 31, 2018	Management and Supervisory Board

be more than offset by the corresponding revenues retained leading to a net positive IBIT impact in 2018. To meet and potentially improve on the 2018 adjusted cost base commitment, we intend to implement additional cost reduction measures. These measures include: a material workforce reduction through the rest of the year, in particular stemming from the right-sizing of our Corporate & Investment Bank, and the supporting infrastructure functions; delayering management structures across the organization; and a rationalisation of vendor costs and real estate footprint worldwide; as well as working to improve the efficiency of our control systems.

Progress on strategy implementation

In the first quarter of 2018, we made material progress towards our previously announced goals. Major achievements included:

–

We adopted the existing European brand – DWS – globally for our asset management unit and successfully conducted the initial public offering (IPO) of DWS. We placed 41 million shares with new investors (including one million shares from the greenshoe volume allocated by the end of the stabilization period), equaling to gross proceeds received of € 1.3 billion. The IPO should enable us to unlock the true value of our asset management business, for our clients, employees and shareholders, providing greater visibility and brand recognition to support the distribution of our products across all asset classes. In addition, greater autonomy is expected to enable us to be more agile in a rapidly evolving industry.

–

We progressed well in the integration of our Private & Commercial Bank in Germany with Postbank. The combined work plan is structured along three clearly defined phases over the next 3-5 years: (1) validation, (2) migration & combination and (3) optimization. After having developed detailed concepts for our joint target business, operating and financial models we successfully completed the validation phase. We have now entered the migration and combination phase and the legal entity merger is well on track for the second quarter of 2018. We reconfirmed the committed and communicated synergies, € 900 million annually, by 2022. We also applied and now received confirmation from the European Central Bank that the merged entity may apply the capital waiver permitting more efficient liquidity management.

–

We also continued to execute the bank’s strategy to sharpen its focus and reduce complexity by entering into the sale of the local Private & Commercial Banking business in Portugal to ABANCA Corporación Bancaria S.A. The parties are aiming to close the transaction in the first half of 2019 (subject to regulatory approvals and other conditions).

–

We additionally progressed our efforts to make our global Wealth Management business more focused and efficient and are now fully focusing on its growth agenda, including strategic hiring of Relationship Managers in growth areas.

–

We furthermore continued to act on key initiatives and strategic priorities within the Corporate & Investment Bank division. We remain focused on reinvigorating our client-led franchise through more effective coverage. We have made progress in selective hires to capture key strategic opportunities, whilst we also continue to focus on implementing initiatives to achieve our efficiency targets. The portfolio of legacy assets, which we have identified within the division, continues to roll-off as planned.

–

In addition, we continued to make progress on the simplification of our legal entity structure by closing a further seven main entities. This takes the total to 70 against our original target of eliminating 90 legal entities.

Deutsche Bank	Outlook
Interim Report as of March 31, 2018	The Banking Industry

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2017.

The Global Economy

For 2018, we believe global economic growth will remain robust. We expect global GDP to grow to 3.9%, slightly above the 2017 growth rate, supported by several industrialized countries achieving and sustaining close to full employment. The economic environment should support asset markets. The global inflation rate is forecasted to be at 3.3 % in 2018. For industrialized countries, we expect GDP growth to accelerate to 2.4%, and consumer prices to increase by 1.8 % in 2018. Economic growth in the emerging markets is projected to rise slightly to 5.0 % in 2018 while inflation in emerging markets is expected to rise to 4.3%.

In the Eurozone, we expect GDP growth to remain at 2.4%. In 2018, inflation will likely remain below 2 % as the output gap is shrinking only slowly. Some upward pressure might result from recent wage agreements in Germany. In summary, inflation should gradually normalize. We believe the ECB’s net asset purchase program will end in 2018, and we expect the first ECB policy rate hike by mid of 2019. Political risks could arise from the delay in formation of the government in Italy. Following 2017 GDP growth of 2.2%, we expect the German economy to expand by 2.3 % in 2018, driven almost solely by domestic demand.

In the U.S., economic growth is forecasted to accelerate to 2.8 % in 2018 supported by modest positive impulses for companies and households from the U.S. tax reform as well as the recent adoption of the budget agreement providing for nearly U.S.$ 300 billion in additional discretionary spending in fiscal years 2018 and 2019. This may lead to a pick-up in demand, a tighter labour market with potentially higher wages, and increased investment activity. This could lead to higher inflation, however partially offset by anticipated interest rate hikes by the Federal Reserve in 2018. Accordingly, we expect the inflation rate to be at 2.3 % in 2018.

The growth rate of the Japanese economy is expected to slow to 1.1%. We expect both the domestic and the external sector to contribute to GDP growth. We expect an inflation rate of 0.7 % in 2018. As the Bank of Japan is focused on managing the yield curve we do not expect interest rate adjustments in 2018. In 2018, economic growth in emerging markets is projected to rise slightly to 5.0%, and in Asia (excluding Japan) to be 6.1%. We expect inflation in Asia (excluding Japan) to be at 3.2%. In 2018, the Chinese economy is forecasted to slow moderately to 6.3%, the lowest growth rate since 1990. The slowdown is expected to be driven by government policies encouraging a deleveraging process. The tightening of Chinese monetary, fiscal, and property market policies is expected to continue in 2018. Inflation is expected to increase to 2.7%.

Although the flattening U.S. yield curve might call into question the continuation of the U.S. expansion, we generally believe that strong labour markets and more expansionary fiscal policy in many countries will keep the global expansion on track. Geopolitical risks, especially in the Middle East, could potentially have a substantial adverse effect on our forecasts. This also applies to a further escalation of the recent trade disputes. The interim agreement for the near future has reduced the risks associated with the UK’s withdrawal from the European Union (Brexit). However, if one of the aforementioned risks materialize, we expect the impact on the economy and the financial markets to be lower than it would have been in previous years, since the higher economic momentum should have a dampening effect. Inflation risks which remained muted for several years have reappeared and could quickly come to the fore. This could lead to a sharp repricing of central bank rate rise expectations and risk assets – akin to 2013’s taper tantrum triggered by the Federal Reserve’s communication at the time. In China, the cooling of the housing market due to deleveraging could have an impact on economic growth.

The Banking Industry

For the global banking industry, the remainder of 2018 is likely to be dominated by a sustained favourable macroeconomic environment, improved regulatory clarity, and uncertainty surrounding monetary policy. Even if intensifying trade disputes threaten to dampen growth slightly the synchronous upturn in the global economy is expected to continue. Where regulation is concerned, banks have enjoyed far greater certainty since the completion of Basel III framework agreement and the entry into force of MiFID II, and the revised Payment Services Directive (PSD 2) in Europe at the beginning of the year. The further steps taken in tightening monetary policy will be of considerable importance, both in the U.S. (extent of the interest rate hikes) and in the Eurozone (end of the asset purchase program).

Deutsche Bank	Outlook
Interim Report as of March 31, 2018	The Deutsche Bank Group

In Europe, the outlook for a recovery in both corporate lending and lending to households is favourable this year. The economic environment is likely to remain as encouraging as it was in 2017, with little growth in interest rates and the recent regulatory clarity putting the banks on a surer footing. As before, the primary risk factors are progress in the Brexit negotiations, impending moves by the European Central Bank (ECB) to raise interest rates, and the possibility of a global trade dispute. From today’s perspective, however, the banks are not expected to face any major negative effects as a result. Their revenues and profits could see further moderate growth following the significant improvements last year.

In Germany, the foundation has been laid for continuing robust growth in the banking industry on the back of excellent economic and labour market conditions and rising corporate investment levels. This will likely also be boosted by fiscal impetus from the new government.

In the U.S., the banks should benefit from a number of factors: an economic upswing, a higher net interest margin, lower corporate taxes, and increased government spending. It remains to be seen whether there will be any further significant deregulation of the banking and financial markets that could additionally bolster business development. Nevertheless, the higher interest rates will likely curb the volume growth in lending and at the same time cause a moderate further increase in risk provisions.

In China, the anticipated slight economic slowdown this year could cool off the extremely high lending growth seen to date. In Japan, too, reduced monetary stimuli and a weaker overall economy could lead to a certain slowdown in the lending and deposit business.

The Basel Committee’s revisions to the modelling approaches for RWA (“Basel III framework agreement”) were finalised at the end of 2017. This concluded one of the most significant revisions to regulatory requirements following the financial crisis. In 2018, the focus will shift to the start of an expected multi-year process of implementing the framework into law in the EU and the U.S. As the process of implementing the Basel III framework agreement begins around the globe, risk remains that implementation will differ across jurisdictions and result in inconsistent impacts across regions.

In Europe, the implications of Brexit should become clearer through the course of 2018, with an agreement on transitional arrangements endorsed at the highest political level. The European Council endorsed an agreement reached between EU and UK negotiators, providing for a standstill period until end of 2020. The UK will formally no longer be an EU member but will retain access to the single market and customs union. This agreement is not legally binding though, as it forms part of the broader withdrawal agreement, which the European Commission wants to conclude before any of its provisions apply. Increased clarity on the future relationship between the UK and other EU members should have a positive effect on banks operating in the region through the removal of uncertainty. At the same time progress will be made towards political agreement on key regulatory items that are outstanding, including updates to CRR, reviews of ESA’s and EMIR which should provide further clarity on the regulatory requirements for banks in Europe in the medium term.

The Deutsche Bank Group

In March 2017, we announced an updated strategy that included changes in the bank’s business strategy, a capital in-crease and updates to our financial targets. For adjusted costs, we had set targets for 2018 and 2021, respectively, for which we provide an update in the paragraph for costs below. We aim to achieve our remaining key performance indicators in the long-term, consistent with a simpler and safer bank. In April 2018, we announced adjustments to our strategy in our Corporate & Investment Bank to shift more decisively to more stable revenue sources and to strengthen core business lines. Additionally, to meet and potentially improve on our 2018 adjusted cost base commitment, we intend to implement additional cost reduction measures as described below.

Our most important key performance indicators are shown in the table below:

Key Performance Indicators

	Mar 31, 2018	Target KPI
CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded)[1]	13.4%	comfortably above 13.0%
CRR/CRD 4 leverage ratio according to transitional rules (phase-in)[2]	4.0%	4.5%
Post-tax Return on Average Tangible Equity[3]	0.9%	circa 10.0%
Adjusted costs[4]	€ 6.3 bn	2018: circa € 22 billion 2021: circa € 21 billion

1  The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

2  Further detail on the calculation of the CRR/CRD 4 leverage ratio according to transitional rules (phase-in basis) is provided in the Risk Report.

3  Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of 72 % three months ended March 31, 2018. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

4  Adjusted costs are noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information please refer to “Other Information: Non-GAAP Financial Measures” of this report.

Deutsche Bank	Outlook
Interim Report as of March 31, 2018	Our Business Segments

In 2018, we expect risk weighted assets (RWA) to be slightly lower, mainly driven by adjustments to our strategy announced in April 2018. By year-end 2018, our CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded) is expected to remain above 13%, and our CRR/CRD 4 leverage ratio (phase-in) to remain above 4%.

For 2018, we expect revenues to be essentially flat compared to 2017. The outlook reflects our expectation of a strong macroeconomic environment as we expect global economies to perform well. We expect volatility and client activity levels for the remainder of the year to be higher than in 2017. Prospects of interest rate normalization set the stage for improved revenues. We expect further rate hikes in the U.S., and the ECB net asset purchase program to end in 2018. The outlook also reflects our current estimates of the impact of adjustments to our strategy in our Corporate & Investment Bank announced in April 2018, which we expect to have a negative impact on our revenues in 2018 relative to our initial expectations.

We are committed to work towards our target of 10 % Post-tax Return on Average Tangible Equity in a normalized environment and on the basis of the achievement of our cost targets. The successful ongoing implementation of our strategy including critical restructuring of a number of our businesses and the implementation of a cost reduction measures remains key to reaching that target. We currently expect a moderate improvement in our Post-tax Return on Average Tangible Equity in 2018.

In March 2017, we announced an adjusted costs target of approximately € 22 billion for 2018 including approximately € 900 million of planned cost savings through business disposals. While we made progress on planned disposals, some have been delayed or in some cases suspended. As a result, we currently do not expect the planned € 900 million of cost savings to materialize in 2018. Furthermore, we expect higher costs from Brexit and MiFID II implementation in 2018. Additionally, some of the cost synergies we expected to materialize in 2018 from the planned merger of Private & Commercial Clients Germany and Postbank have been delayed. Those savings are now expected to be realized in 2019. Nonetheless, we have been taking additional measures to offset these impacts and also benefit from current foreign exchange rates in our reported costs relative to our earlier assumptions. Therefore, we now expect our adjusted costs in 2018 will be approximately € 23 billion, which reflects our original € 22 billion target plus the cost impact of the delayed and suspended business disposals. We remain committed to keeping the adjusted cost base for 2018 below € 23 billion. To meet and potentially improve on the 2018 adjusted cost base commitment, we intend to implement additional cost reduction measures. These measures include: a material workforce reduction through the rest of the year, in particular stemming from the right-sizing of our Corporate & Investment Bank, and the supporting infrastructure functions; delayering management structures across the organization; and a rationalisation of vendor costs and real estate footprint worldwide; as well as working to improve the efficiency of our control systems. We target a further reduction in our adjusted costs in the years to 2021. This target however depends in part on our ability to execute our aforementioned strategic measures and business disposals successfully and within the planned timeframes.

We target a competitive dividend pay-out ratio for the financial year 2018 and thereafter. These dividend payments are subject to our ability to maintain sufficient levels of distributable profits under our stand-alone financial statements in accordance with German accounting rules (HGB) for the fiscal year 2018.

By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to remain challenging in the short term. Litigation expenses in 2017 were relatively low as a result of our successful efforts in resolving a number of matters below estimated provisions. This continued into the first quarter of 2018 where only a small amount of litigation expenses was recorded. For the remainder of 2018, and with a caveat that forecasting litigation expense is subject to many uncertainties, we expect litigation to be meaning-fully higher than in the first quarter of 2018, but well below the elevated levels observed over the past number of years.

Our Business Segments

Corporate & Investment Bank (CIB)

In April 2018, we announced adjustments to our strategy in Corporate & Investment Bank. We intend to reshape CIB to focus on industries and segments that align with our core European client base and on underwriting and financing products in which we occupy a leadership position. This moves us towards a model which emphasizes our core strengths in transaction banking, capital markets, financing and treasury solutions, which are most important for our European and multi-national clients, but also including capabilities in trading in products including Credit, Foreign Exchange and European Rates. This model is designed to take advantage of our position as a leading institution in Europe while leveraging our core product strengths globally. This will enable us to reduce the amount of resources we commit to areas that are not our core strengths. We intend to redeploy some of these resources, however, within the aforementioned areas of core strengths. We intend to reduce our Corporate Finance exposure to sectors in the U.S. and Asia in which cross-border activity is limited, and to review our Global Equities business with the expectation of reducing our footprint. We expect this to have a negative impact on our revenues in 2018 but improve our returns in the medium term. Significant headwinds remain including higher funding charges, unfavourable impacts from

Deutsche Bank	Outlook
Interim Report as of March 31, 2018	Our Business Segments

foreign exchange rates, regulatory pressure, continued pressure on financial resources and the potential impact of geopolitical events. We expect Corporate & Investment Bank revenues (adjusted for DVA) in 2018 to be slightly lower compared to 2017.

We expect Sales & Trading Fixed Income and Currencies (FIC) revenues to be essentially flat in 2018 compared to 2017, as improved macroeconomic conditions are offset by unfavourable foreign exchange movements and increased funding costs. We expect volatility and client activity levels for the remainder of the year to be higher than in the respective comparative periods of 2017, thus aiding revenue generation in flow businesses. We will be scaling back our activities in U.S. Rates trading, and shrinking our balance sheet, leverage exposure and repo financing, while remaining committed to our European business, which given its scale and relevance to our client base generates more attractive returns. In 2018, we expect the adjustment to our strategy to have a negative impact on revenues in Sales & Trading FIC.

We are undertaking a review of our Global Equities business with the expectation of reducing our platform in this business. This includes reducing leverage exposure to global prime finance where the focus will be on maintaining our deepest client relationships by reprioritising the deployment of resources. We currently expect Sales & Trading Equity revenues to be lower in 2018 compared to 2017 as a result of our reshaping of this business.

We expect Origination & Advisory revenues to be lower in 2018 year on year. Market fee volumes are materially down so far in 2018, with an uncertain outlook for the full year. In addition, the decision to focus our Corporate Finance business on industries and segments which align with our core European client base, and on underwriting and financing products in which we enjoy a leadership position, may reduce revenues in this business versus prior year.

We expect GTB revenues in 2018 to be essentially flat compared to 2017, as benefits from expected interest rate increases are offset by unfavourable foreign exchange movements and higher funding costs. Trade Finance and Securities Services revenues are expected to be slightly higher with Cash Management revenues slightly lower, largely due to the highlighted funding costs. We also expect margin pressure to be a continued headwind.

The strategic actions support our intention to reduce costs significantly across CIB including front, middle and back offices, and related infrastructure functions to drive platform efficiency while enhancing regulatory compliance, control and conduct. Noninterest expenses for 2018 are expected to be essentially flat. Noninterest expenses excluding litigation, goodwill impairment and restructuring are expected to be slightly lower. For 2018, we expect RWA in CIB to be essentially flat as pressure from methodology changes and higher Operational Risk RWA, will be offset by reductions in business assets (including the legacy portfolio and the impacts of adjusting our strategy). We will maintain our focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability and control and conduct.

Risks to our outlook include the impact of the implementation of MiFID II in 2018, potential impacts on our business model from Brexit, the future impact of the Basel III framework agreement and of the tax reform in the U.S. Uncertainty around central bank policies and ongoing regulatory developments also pose a risk, while challenges such as event risks and levels of client activity may also impact financial markets. Execution risk around CIB’s adjusted strategy and potential negative public and market commentary are additional risks. Despite this, we believe that execution on the adjusted strategic priorities will enable CIB to drive towards sustainable returns.

Private & Commercial Bank (PCB)

PCB’s goal is to provide its private, corporate and wealth management clients with a comprehensive range of products from standard banking services to individual investment and financing advice, and to drive attractive returns for our shareholders. The product offering is supported by a global network, strong capital market and financing expertise and innovative digital services. In our German businesses, our focus in 2018 will be on integrating our PCC business and Postbank. We are thereby creating the largest private and commercial bank in our German home market with over 20 million customers. In December 2017, PCC International concluded a sales agreement for a large part of our retail banking business in Poland. In March 2018, PCC International announced the sale of the Portuguese retail banking business. Closing of these transactions will be a focus going forward. Furthermore, we will continue to transform our businesses in our remaining international locations. In Wealth Management, our emphasis will be to further transform and grow our franchise. This includes the implementation of the announced integration of Sal. Oppenheim’s private customer business into our German business and the further expansion in important growth markets such as Asia, Americas and EMEA. In addition, we will continue to invest in digital capabilities across all business areas.

Our revenues in 2017 benefited from material specific items, which we do not expect to repeat in the same magnitude in 2018. This effect should be largely offset by growth in commission and fee income, so that we expect reported revenues in 2018 to be essentially flat compared to 2017. Margins in the deposit business will continue to be negatively impacted by the low interest rate environment. However, we assume that we will be able to compensate for this with higher loan revenues, so that net interest income should also remain essentially flat compared to 2017.

Deutsche Bank	Outlook
Interim Report as of March 31, 2018	Our Business Segments

We project assets under management to be essentially flat in 2018. The impact from Wealth Management growth strategy is expected to be partially offset by impacts from foreign exchange rate movements and lower deposits in PCC and Postbank businesses. We also assume that our RWA will be essentially flat compared to the end of 2017 as the impact related to our growth strategy in the loan businesses is expected to be offset by recalibration of regulatory parameters and disposal effects in our international business.

In 2018, provision for credit losses is expected to be significantly higher than in 2017, which benefited from specific factors including a material release in Postbank. We also anticipate an increase in line with our growth strategy in the loan businesses, and the implementation of IFRS 9 should increase the volatility of provision for credit losses compared to previous years.

We assume that noninterest expenses in 2018 will be slightly lower compared to 2017, which included considerable restructuring expenses for the integration of Postbank. The adjusted cost base should remain essentially flat in 2018. Further savings from initiated restructuring measures are expected to be offset by higher investment costs, in particular for the integration of Postbank, but also for further investments in digitization, the ongoing transformation of PCC International and Wealth Management, as well as inflationary effects.

Uncertainties that could affect our outlook in 2018 include slower economic growth in our main operating countries, any further decline in global interest rates and higher-than-expected volatility in the equity and credit markets, which could have a negative impact on our clients’ investment activities. The implementation of extended regulatory requirements such as MiFID II and PSD 2 as well as possible delays in the implementation of our strategic projects could have a negative impact on our revenue and cost base.

Asset Management (AM)

In Asset Management, our outlook centers around the strong fundamentals that continue to drive earnings across regions and sectors, albeit against the backdrop of increasing inflationary pressure, moderate reduction in monetary stimulus, moderate rise in bond yields as well as continued political headline risks worldwide. Recent currency fluctuations and volatility present in major markets may recur. Throughout this period of cautious optimism for investors, Asset Management remains focused on delivering as a trusted partner and solutions provider to our clients.

As announced in March 2017, Asset Management was preparing for a partial initial public offering within 24 months of announcement in order to unlock the intrinsic value of the business. The listing was completed on the Frankfurt Stock Exchange on March 23, 2018. We expect our enhanced external profile to provide greater visibility and brand recognition to support the distribution of our products across all asset classes. As part of this evolution, Asset Management has adopted its existing European brand – DWS – globally.

We continue to view longer term industry growth trends favouring our capabilities in beta (passive) products, alternative investments and multi-asset solutions, areas where we believe we can grow market share both in our home market and abroad. Assets under Management in Asset Management were negatively impacted by market volatility, net outflows and currency fluctuation in the first quarter of 2018. Looking ahead, as net outflows in the first quarter of 2018 were primarily attributable to a few institutional clients and was partially driven by the U.S. Tax reform, we see client confidence remaining positive as a whole and are optimistic about asset development for the remainder of 2018. Our digital capabilities are also opening new channels for us to distribute products and services. However, we expect bottom line results to be challenged by fee compression, rising costs of regulation and competitive dynamics. In the face of this challenge, we are focusing our growth initiatives on products and services where we can differentiate, as well as executing on cost initiatives from which we expect to see results in the quarters to come.

For 2018, we expect revenues to be lower than 2017, largely attributable to significantly lower performance and transaction fees reflecting the periodic nature of fund performance fee recognition and significantly lower other revenues driven by non-recurrence of the insurance recovery and the impact from disposals in 2017 and 2018. Despite net outflows in the first quarter of 2018, we expect slightly higher assets under management by the end of the year compared to 2017. Management fees are expected to be slightly lower compared to 2017 due to net flows, market performance and margin compression. The impact from disposals of non-strategic business in 2017 as well as a significant decrease in separation costs are expected to result in slightly lower adjusted costs.

Risks to our outlook include the pace of global net flows growth, equity market development, foreign exchange rate movements, interest rates, exposure to global macroeconomic growth and the political developments including Brexit, and continued political uncertainty worldwide. In addition, unforeseen regulatory costs and possible delays in the implementation of our efficiency measures due to jurisdictional restrictions could have an adverse impact on our cost base.

Deutsche Bank	Risks and Opportunities
Interim Report as of March 31, 2018	Risks

Risks and Opportunities

We have reflected in our Outlook risks and opportunities that we believe are likely to occur. The following section focuses on future trends or events that may result in downside risk or upside potential from what we have anticipated in our Outlook.

Our aspirations are subject to various external and internal factors. In particular, timely and complete achievement of our strategic aspirations may be adversely impacted by the reduced revenue-generating capacities of some of our core businesses in the current challenging macro-economic and market environment, the ongoing headwinds posed by regulatory reforms and/or the effects on us of our legal and regulatory proceedings.

Risks

Macro-economic and market conditions

If growth prospects, the interest rate environment and competition in the financial services industry worsen compared to the expectation in our Outlook, this could adversely affect our business, results of operations or strategic plans.

Continued elevated levels of political uncertainty could have unpredictable consequences for the financial system and the greater economy and could contribute to an unwinding of aspects of European integration, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

The overall macro-economic impact of the United Kingdom’s decision to leave the European Union, which will depend on Europe’s political response to Brexit, is difficult to predict. In general, we expect a prolonged period of uncertainty regarding the UK’s future status with the EU. Therefore, weaker investment and thereby slower economic growth are expected to persist during the UK exit negotiations. As a consequence, we will closely monitor the developments and their impact on our business and operating model. This may potentially require taking impairments on assets.

We may be required to take impairments on our exposure to the sovereign debt of European and other countries if the sovereign debt crisis reignites. The credit default swaps into which we have entered to manage sovereign credit risk may not be available to offset these losses.

Adverse market conditions, unfavorable prices and volatility as well as cautious investor and client sentiment may in the future materially and adversely affect our revenues and profits as well as the timely and complete achievement of our strategic aspirations.

Our ability to achieve our adjusted cost target depends in part on whether we are able to execute our planned business disposals successfully and within the planned timeframes. Such planned disposals may, however, be delayed, or the scope of the assets being divested may change or their execution may be rendered impracticable due to market conditions, negotiations with interested parties and discussions with local regulators.

The direct costs and related business impacts described in this section and in our Outlook, should they be significantly greater than we currently expect, could impact the “available distributable items” (ADI) calculation for Deutsche Bank AG, which forms the basis for payment capacity on our Additional Tier 1 (AT1) securities. If Deutsche Bank AG’s stand-alone results in accordance with German accounting rules according to the German Commercial Code (Handelsgesetzbuch, HGB) do not provide sufficient ADI, this would impact our ability to make distributions on our AT1 instruments. This could lead to higher funding costs for us and adversely affect market perceptions of us, with potential adverse effects on our results of operations and financial condition. Such impacts may also put increasing pressure on our capital, liquidity and other regulatory ratios. Also, if we do not report sufficient levels of distributable profits under our stand-alone financial statements in accordance with HGB, this would impact our ability to pay dividends.

A downgrade in our credit rating could affect our funding costs and business activities, although we are unable to predict whether this would be the case or the extent of any such effect. On April 12, 2018, Standard & Poor’s Global Ratings (S&P) placed Deutsche Bank’s A- Long-Term Rating on Credit Watch with negative implications. While there were no rating changes as part of this announcement, S&P has committed to resolving this Credit Watch by end-May at the latest. A downgrade of Deutsche Bank’s Long-term Rating to BBB+ could potentially create some concerns amongst counterparties of the Bank.

Deutsche Bank	Risks and Opportunities
Interim Report as of March 31, 2018	Risks

Regulatory reforms and supervisory reviews

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us, create significant uncertainty for us and may adversely affect our business plans as well as our ability to execute our strategic plans. Those changes that require us to maintain increased capital may significantly affect our business model, financial condition and results of operation as well as the competitive environment generally. Other regulatory reforms, such as bank levies, may also materially increase our forecasted operating costs. Regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

Regulators can also impose capital surcharges, for example, as result of the annual Supervisory Review and Evaluation Process (SREP), to reflect the additional risks posed by deficiencies in our control environment. In extreme cases, they can even suspend our permission to operate within their jurisdictions. Furthermore, implementing enhanced controls may result in higher regulatory compliance costs that could offset or exceed efficiency gains. Regulators may disagree with our interpretation of specific regulatory requirements when interpretative matters are discussed as part of our ongoing regulatory dialogue or in the context of supervisory exams. Changes in rule interpretations can have a material impact on the treatment of positions for Pillar 1 regulatory purposes. Similarly, the evolving interpretations of the European Banking Authority (EBA) on the Capital Requirements Regulation can also negatively impact our regulatory capital, leverage or liquidity ratios. For example, on October 6, 2017, the EBA published new interpretative guidance on the treatment of guaranteed fund products which, if determined to be applicable to the full range of guaranteed funds and guaranteed fund saving schemes including the main government sponsored private pension scheme in Germany, could have a material impact on our regulatory capital and leverage ratio.

Legal, tax and regulatory proceedings

We are subject to a number of legal proceedings, tax examinations and regulatory investigations whose outcome is difficult to estimate and which may substantially and adversely affect our planned results of operations, financial condition and reputation. If these matters are resolved on terms that are more adverse to us than we expect, in terms of their costs or necessary changes to our businesses, or if related negative perceptions concerning our business and prospects and related business impacts increase, we may not be able to achieve our strategic objectives or we may be required to change them.

Risk management policies, procedures and methods as well as

operational risks

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Strategy

If we are unable to implement our strategy successfully within the planned timelines, which is also subject to the previously mentioned factors and those included in our annual disclosures for 2017, we may be unable to achieve our financial objectives, or we may incur losses or low profitability or erosion of our capital base, and our financial condition, results of operations and share price may be materially and adversely affected.

Any uncertainty created by recently announced changes to our Management Board could negatively impact our market perception, which may, in turn impact the successful and timely implementation of our strategy and the achievement of our financial targets.

Furthermore we continue to monitor and review the effectiveness and appropriateness of our strategy. This takes into consideration both internal and external developments. We may refine our strategic measures in order to adapt to such developments in line with our overarching goals. This may include adaptations that could impact our revenue, cost and capital structure in some of our businesses. These refinements and adaptations may require adjustments to our financial objectives.

Digitization

Digitization offers new competitors such as FinTech’s market entry opportunities and we expect our businesses to have an increased need for investment in digital product and process resources to mitigate the risk of a potential loss of market share. In addition, with increasing levels of digitization, cyber-attacks could lead to data loss or technology failures, security breaches, unauthorized access, loss or destruction of data or unavailability of services. Any of these events could involve us in litigation or cause us to suffer financial loss, disruption of our business activities, liability to our customers, government intervention or damage to our reputation.

Deutsche Bank	Risks and Opportunities
Interim Report as of March 31, 2018	Opportunities

Opportunities

Macro-economic and market conditions

Should economic conditions, such as GDP growth, the interest rate environment and competitive conditions in the financial services industry improve beyond forecasted levels, this could lead to increasing revenues that may only be partially offset by additional costs, thus improving both income before income taxes and cost-income ratio directly and subsequently improving regulatory measures such as CET 1 and leverage ratio.

If market conditions, price levels, volatility and investor sentiment develop better than expected, this may also positively impact our revenues and profits. Similarly, if we experience higher levels of customer demand and market share than anticipated, this may positively affect our results of operations.

Strategy

Our strategy seeks to enable us to become a simpler and more efficient, less risky, better capitalized and better run organization. The implementation of our strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than anticipated. If businesses and processes improve beyond our planning assumptions and cost efficiencies can be realized sooner or to a greater extent than forecasted, this could also positively impact our results of operations.

Brexit

The UK’s exit from the European Union may become a source of competitive advantage for the bank because it will leave Deutsche Bank as one of a handful of globally-relevant EU-based banks offering a full suite of corporate and investment banking products.

Deutsche Bank may be able to benefit from this unique positioning and for this to be a clear competitive differentiator with our clients. Moreover Deutsche Bank’s pre-existing EU based infrastructure may make our clients’ Brexit transition easier than with some of our competitors.

Regulatory change

Regulatory change can also be an opportunity, driving incremental revenue streams and potentially altering the competitive landscape in Deutsche Bank’s favor.

MiFID II, for example, could benefit Deutsche Bank given our high-quality, waterfront research coverage. By comparison, some of our competitors may have to scale back as a result of MiFID II. Some competitors may reduce their footprint or even withdraw from the market. This creates an opportunity to gain market share given Deutsche Bank’s commitment to providing our clients with broad-based but deep product and service coverage.

Digitization

Digitization offers our divisions an opportunity for significant efficiency gains. By investing in digital applications such as digital client self-boarding, front-to-back processes can be automated and the productivity of employees with customer contact can be increased. Digitization will also result in more flexible ways for our customers to take advantage of services and products in the location and time chosen by them. In combination with our high level of expertise in data security, these factors can help us to strengthen our existing market position and gain additional market share.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Introduction

Risk Report

Introduction

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks as per the principles of the International Financial Reporting Standard (IFRS 7). It also considers the changes following the adoption of IFRS 9 with regards to classification and measurement and impairment and includes the related impacts on key ratios, like regulatory capital and Risk-weighted assets (RWA) at Deutsche Bank. Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, for dedicated regulatory disclosures the regulatory principles of consolidation are relevant which differ from those applied for our financial statements.

CRR/CRD 4 Capital Framework

In the European Union, the Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) published on June 27, 2013, and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013.

The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate, e.g., to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. In this regard, we assumed in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by the end of 2017. Since the fourth quarter of 2017 we have no longer applied this grandfathering rule, but instead applied a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 fully loaded rules to all our equity positions. Consequently, no transitional arrangements are considered in our fully loaded RWA numbers since December 31, 2017. For the transitional CRR/CRD 4 RWA numbers these transitional arrangements have been considered lastly for December 31, 2017 and expired thereafter, resulting in no difference anymore for RWA under the fully loaded or transitional regime.

Since 2015 the Common Equity Tier 1 (CET 1) minimum capital requirement applicable to the Group is 4.5 % of Risk-weighted assets. In addition to these minimum capital requirements, various capital buffer requirements were phased in starting 2016 and will become fully effective from 2019 onwards. The development and maintenance of a high quality capital base which should primarily consist of Common Equity Tier 1 reflects one of the core elements of the CRR/CRD 4 framework. Specific regulatory adjustments were subject to transitional rules. For instance, deductions for deferred tax assets that rely on future profitability or deductions for indirect and synthetic holdings of own instruments and capital instruments issued by financial sector entities were phased in. These phase-in arrangements to the CET 1 were still applicable for December 31, 2017 reporting as the phase-in percentage was at 80 % in 2017. They are not applicable from January 1, 2018 onwards as the phase-in percentage increased to 100%. At the same time minority interest only recognizable under the transitional rules is now phased out with a 100 % phase-out rate since January 1, 2018.

Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 50 % in 2017, 40 % in 2018 and the cap decreasing by ten percentage points every year thereafter.

Details on our regulatory exposures as well as applicable ratios are provided further below in this report, and additionally in relation to information on our Risk-weighted assets, in our Pillar 3 report as of March 31, 2018.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Introduction

ICAAP/ILAAP and SREP

The lnternal Capital Adequacy Assessment Process (“ICAAP”) as stipulated in Pillar 2 of Basel 3 requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk management techniques to maintain adequate capitalization. The Internal Liquidity Adequacy Assessment Process (“ILAAP”) focuses on maintaining sufficient liquidity risk management. The Supervisory Review and Evaluation Process (“SREP”) refers to the common methodology and standards used by the European Central Bank (ECB) in its role under the Single Supervisory Mechanism (SSM). In accordance with Article 97 of the Capital Requirements Directive (CRD 4), supervisors regularly review the arrangement, strategies, process and mechanisms implemented by banks and evaluate: (a) the risks to which the institution might be exposed; (b) the risks the institution might pose to the financial system in general; and (c) the risks revealed by stress testing.

MREL and TLAC

Both the total loss-absorbing capacity (“TLAC”) requirement for global systemically important banks (“G-SIBs”) and the European minimum requirement for own funds and eligible liabilities (“MREL”) are specifically designed to require banks to maintain a sufficient amount of instruments which are eligible to absorb losses in resolution without recourse to taxpayers’ money. On November 23, 2016, the European Commission proposed a revision of the Capital Requirement Regulation (“CRR”) as well as amendments to the Single Resolution Mechanism (“SRM”) Regulation and the Bank Recovery and Resolution Directive (“BRRD”) in order to implement TLAC into EU legislation. The instruments which qualify under TLAC are Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments as well as certain eligible unsecured liabilities. The TLAC term sheet introduces a minimum requirement of 16 % of Risk-weighted assets (“RWAs”) or 6 % of leverage exposure by January 1, 2019; and 18 % of RWAs and 6.75 % of leverage exposure by 2022. If deemed necessary, the resolution authority would be able to request a firm-specific add-on.

Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate, manage our risks and to allocate capital to our businesses consistently. Risk and capital are both managed via a common framework of principles, organizational structures and measurement and monitoring processes that are closely aligned to the activities of the divisions and business units. Further details can be found in our Annual Report 2017 sections “Risk Management Principles and Governance” and “Risk Governance”.

Risk Identification and Assessment

In line with our risk management principles, our risk inventory is updated by running a risk identification and materiality assessment process. Material risks include credit, market, operational, liquidity, business, reputational and cross risk. Each of the aforementioned risk types contain sub-risks, which were reviewed based on updated taxonomy principles. These principles improve the differentiation between the risks and ensure a clear management ownership. No new risks were identified as material. Cross risk (e.g. country and industry concentration risk) is now shown on its own to highlight the overarching aspects of this risk.

Concerning the key risks “Credit Risk”, “Market Risk”, “Operational Risk” and “Liquidity Risk” and their developments within the first quarter 2018, further details can be found in the specific sections of this Risk Report dedicated to the respective risks. Further information concerning the management framework for all our material risks above can be found in chapter “Risk and Capital Management” of our Annual Report 2017.

All risks assessed as material, except liquidity risk, are covered by the “Internal Capital Adequacy Assessment Process” as described in the section “Internal Capital Adequacy” of this report. Modelling and measurement approaches for quantifying capital and demand are implemented across major risk classes. Our material non-standard risks (i.e. reputational risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Overview

Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 Ratio (CET 1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (SNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR), and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. The CET 1, LR, Leverage Exposure, LCR and Risk-weighted assets ratios and metrics, which are regulatory defined, are based on the fully loaded rules under the Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms (Capital Requirements Regulation or “CRR”) and the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Capital Requirements Directive 4 or “CRD 4”). ICA, Economic Capital and SNLP are Deutsche Bank specific internal risk metrics in addition to the above described regulatory metrics.

Common Equity Tier 1 Ratio		Total Risk-Weighted Assets
31.3.2018	13.4%	31.3.2018	€ 354.2 bn
31.12.2017	14.0%	31.12.2017	€ 344.2 bn

Internal Capital Adequacy Ratio		Total Economic Capital
31.3.2018	184%	31.3.2018	€ 27.8 bn
31.12.2017	192%	31.12.2017	€ 27.1 bn

Leverage Ratio[1]		Leverage Exposure
31.3.2018	3.7%	31.3.2018	€ 1,409 bn
31.12.2017	3.8%	31.12.2017	€ 1,395 bn

Liquidity Coverage Ratio		Stressed Net Liquidity Position (sNLP)
31.3.2018	147%	31.3.2018	€ 35.5 bn
31.12.2017	140%	31.12.2017	€ 32.6 bn

1 The CRR/CRD 4 leverage ratio on a phase-in basis was 4.0 % as of March 31, 2018, respectively 4.1 % as of December 31, 2017.

For further details please refer to this report under sections “Risk Profile”, “Internal Capital Adequacy”, “Capital Instruments”, “Development of Regulatory Capital (for phase-in and fully loaded CET 1 and Risk-weighted assets figures)”, “Development of Risk-weighted assets”, “Leverage Ratio (for phase-in and fully loaded Leverage Ratio)”, “Liquidity Coverage Ratio” and our Annual Report 2017 under sections “Risk Appetite and Capacity”, “Recovery and Resolution Planning”, “Stress Testing”, “Stress Testing and Scenario Analysis” and “Internal Capital Adequacy Assessment Process”.

Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (including default, migration, transaction, settlement, exposure, country, mitigation and concentration risks), market risk (including interest rate, foreign exchange, equity, credit spread, commodity and other cross-asset risks), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long-term strategic goals and reputation. Please refer to our Annual Report 2017 under section “Risk and Capital Management” for detailed information on the management of our material risks.

As part of our regular analysis, sensitivities of key portfolio risks are reviewed using a bottom-up risk assessment, complemented by a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture both those risks that have an impact across our risk portfolios and business divisions as well as those relevant to specific portfolios.

Against a solid global economic backdrop key downside risks are focused on monetary policy, trade and (geo) political risks. The Federal Reserve is expected to continue to raise rates in 2018, while the ECB’s quantitative easing program may terminate by the end of the year. Higher than expected inflation could drive more rapid policy tightening, in turn disrupting financial markets (where valuations are stretched across several asset classes) as well as driving financial instability in sectors where leverage is high. Trade-related tensions are escalating with a focus on the relationship between the US and China where rhetoric and retaliation has intensified. On the (geo) political risk front, relations between the US and Russia have worsened with the US imposing additional sanctions and the threat of more to come.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Overview

The assessment of the potential impacts of these risks is integrated into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize in line with the tests’ parameters. Information about risk and capital positions for our portfolios can be found in the “Risk and Capital Performance” section.

With the Basel Committee’s revisions to the modelling approaches for RWA finalized at the end of 2017 (commonly referred to as Basel 4), the focus in 2018 is expected to shift to implementation of rules and enhancement of supervision. We remain focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of risk and capital management is maintaining our risk profile in line with our risk strategy and supporting our strategic management initiatives with a focus on balance sheet optimization.

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2018 increase (decrease) from 2017
in € m. (unless stated otherwise)	Mar 31, 2018	Dec 31, 2017	in € m.	in %
Credit risk	10,965	10,769	196	2
Market risk	10,499	10,428	71	1
Trading market risk	3,825	3,800	25	1
Nontrading market risk	6,674	6,628	46	1
Operational risk	7,442	7,329	113	2
Business risk	6,183	5,677	506	9
Diversification benefit[1]	(7,303)	(7,074)	(229)	3
Total economic capital usage	27,786	27,129	657	2

1 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of March 31, 2018, our economic capital usage amounted to € 27.8 billion, which was € 657 million or 2 % higher than € 27.1 billion economic capital usage as of December 31, 2017.

The economic capital usage for credit risk was € 196 million or 2 % higher as of March 31, 2018 compared to year-end 2017 mainly due to a higher counterparty credit risk resulting from other loan commitments.

The economic capital usage for trading market risk totaled € 3.8 billion as of March 31, 2018, which was only € 24 million or 1 % higher compared to year-end 2017. The nontrading market risk economic capital usage also remained almost unchanged with a minor increase of € 46 million or 1 % compared to December 31, 2017.

The operational risk economic capital usage totaled € 7.4 billion as of March 31, 2018, which was € 113 million or 2 % higher than the € 7.3 billion economic capital usage as of December 31, 2017. In line with the development of our RWA for operational risk, the increase was mainly driven by our reduced budgeted expected losses, regular recalibrations of the forward looking risk component and a reassessment of an upcoming model change component.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, a tax risk component and a capital charge for IFRS deferred tax assets on temporary differences. The business risk increased by € 506 million compared to December 31, 2017, to € 6.2 billion as of March 31, 2018. This increase reflects a higher economic capital usage for the strategic risk component of € 546 million resulting from an updated strategic plan.

The inter-risk diversification effect of the economic capital usage for credit, market, operational and strategic risk increased by € 229 million mainly due to overall higher economic capital usage across all risk types.

Our mix of various business activities results in diverse risk taking by our business divisions. We also measure the key risks inherent in their respective business models through the undiversified total economic capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Overview

Risk profile of our business divisions as measured by economic capital

						Mar 31, 2018

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total	Total (in %	)

Credit Risk	6,698	3,584	65	617	10,965	39

Market Risk	4,401	1,420	349	4,329	10,499	38

Operational Risk	6,160	901	381	0	7,442	27

Business Risk	5,032	46	139	966	6,183	22

Diversification Benefit[1]	(5,619)	(959)	(277)	(449)	(7,303)	(26)

Total EC	16,673	4,992	658	5,463	27,786	100

Total EC (in %)	60	18	2	20	100	N/M
N/M – Not meaningful [1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

						Dec 31, 2017	[1]

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total	Total (in %	)

Credit Risk	6,519	3,596	62	591	10,769	40

Market Risk	4,679	1,386	310	4,054	10,428	38

Operational Risk	5,995	932	402	0	7,329	27

Business Risk	4,435	10	99	1,133	5,677	21

Diversification Benefit[2]	(5,450)	(950)	(264)	(410)	(7,074)	(26)

Total EC	16,178	4,974	609	5,368	27,129	100

Total EC (in %)	60	18	2	20	100	N/M

N/M – Not meaningful

1 Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of March 31, 2018.

2 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

Corporate & Investment Bank’s (CIB) risk profile is dominated by its trading activities to support origination, structuring and market making activities, which gives rise to all major risk types. Credit risk is broadly distributed across business units but most prominent in Global Credit Trading, Rates, Trade Finance, and Leveraged Debt Capital Markets. The share of the operational risk in CIB’s risk profile reflects a high loss profile in the industry combined with internal losses and has increased compared to the year-end 2017. Market risk arises mainly from its trading and market making activities. The remainder of CIB’s risk profile is derived from business risk reflecting earnings volatility risk. The economic capital usage for business risk increased in the first three months mainly due to a higher economic capital usage for the strategic risk component.

Private & Commercial Bank’s (PCB) risk profile comprises credit risk from retail, small and medium-sized enterprises (SMEs) lending and wealth management (WM) activities as well as nontrading market risk from investment risk, modelling of client deposits and credit spread risk. There was no significant change for economic capital usage across credit, market, operational and strategic risk in the first three months of 2018.

The main risk driver of Asset Management’s business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Asset Management’s advisory and commission focused business attracts primarily operational risk. There was no significant change for economic capital usage across credit, market, operational and strategic risk in the first three months of 2018.

Corporate & Other (C&O) mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The economic capital usage for market risk slightly increased in the first quarter of 2018.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Performance

Risk and Capital Performance

Regulatory Capital

Capital Adequacy

The calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of Risk-weighted assets” is based on the regulatory principles of consolidation.

Capital Instruments

The 2017 Annual General Meeting granted our Management Board the approval to buy back up to 206.7 million shares before the end of April 2022. Thereof 103.3 million shares can be purchased by using derivatives, this includes 41.3 million derivatives with a maturity exceeding 18 months. These authorizations substitute the authorizations of the previous year. During the period from the 2017 Annual General Meeting until March 31, 2018, 22.8 million shares were purchased. The shares purchased were used for equity compensation purposes in the same period or will be used in the upcoming period so that the number of shares held in Treasury from buybacks was 1.3 million as of March 31, 2018.

Since the 2017 Annual General Meeting, and as of March 31, 2018, authorized capital available to the Management Board is € 2,560 million (1,000 million shares). As of March 31, 2018, the conditional capital against cash stands at € 512 million (200 million shares). Additional conditional capital for equity compensation amounts to € 51.2 million (20 million shares).

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are not recognized under fully loaded CRR/CRD 4 rules as Additional Tier 1 capital, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For March 31, 2018, this resulted in eligible Additional Tier 1 instruments of € 8.5 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 3.9 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). € 3.9 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. Additional Tier 1 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 4.6 billion as of March 31, 2018. In the first quarter 2018, the bank has called one legacy Hybrid Tier 1 instrument with a notional of U.S. $ 2.0 billion and an eligible equivalent amount of € 1.6 billion.

The total of our Tier 2 capital instruments as of March 31, 2018 recognized during the transition period under CRR/CRD 4 was € 6.3 billion. As of March 31, 2018, there were no legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 7.9 billion. In the first quarter 2018, the bank has called one Tier 2 capital instrument with a notional of JPY 21.0 billion and an eligible equivalent amount of € 0.1 billion and another Tier 2 capital instrument with a notional of JPY 3.0 billion and an eligible equivalent amount of € 0.0 billion. Tier 2 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 10.1 billion as of March 31, 2018 (including the € 3.9 billion legacy Hybrid Tier 1 capital instruments only recognizable as Additional Tier 1 capital during the transitional period).

Minimum capital requirements and additional capital buffers

The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50 % of Risk-weighted assets (RWA). The Pillar 1 total capital requirement of 8.00 % demands further resources that may be met with up to 1.50 % Additional Tier 1 capital and up to 2.00 % Tier 2 capital.

In addition to these minimum capital requirements, the following combined capital buffer requirements have been phased in starting 2016 (other than the systemic risk buffer, if any, which is not subject to any phase-in) and will be-come fully effective from 2019 onwards. The G-SII buffer requirement of 2.00 % CET 1 capital of RWA in 2019 was phased in with 1.50 % in 2018. The capital conservation buffer requirement of 2.50 % CET 1 capital of RWA in 2019 implemented in Section 10c German Banking Act, based on Article 129 CRD 4, was phased in with 1.875 % in 2018. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. As of March 31, 2018, the countercyclical capital buffer rate was at 0.02%.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Performance

Additionally, Deutsche Bank AG has been classified by BaFin as an “other systemically important institution” (O-SII) with an additional buffer requirement of 2.00 % that has to be met on a consolidated level. For Deutsche Bank, the O-SII buffer amounts to 1.32 % in 2018. Unless certain exceptions apply, only the higher of the systemic risk buffer (currently not applicable), G-SII buffer and O-SII buffer must be applied. Accordingly, the O-SII buffer requirement was not applicable as per March 31, 2018.

On December 19, 2017, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2018, following the results of the 2017 SREP. The decision requires Deutsche Bank to maintain a phase-in CET 1 ratio of at least 10.65 % on a consolidated basis, beginning on January 1, 2018. This CET 1 capital requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP Add-on) of 2.75%, the phase-in capital conservation buffer of 1.875%, the countercyclical buffer (currently 0.02%) and the phase-in G-SII buffer of 1.50%.

Further information about minimum capital requirements, additional capital buffers as well as Pillar 2 requirements (SREP) applicable to us can be found in our Annual Report 2017.

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of March 31, 2018 amounted to € 55.8 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 47.3 billion and Additional Tier 1 (AT1) capital of € 8.5 billion. The CRR/CRD 4 Tier 1 capital was € 1.8 billion lower than at the end of 2017, driven by a decrease in CET 1 capital of € 3.5 billion and an increase in AT1 capital of € 1.7 billion since year end 2017.

The € 3.5 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of increased regulatory adjustments due to phase-in rate of 100 % in 2018 compared to a phase-in rate of 80 % in 2017. Further negative effects were from Currency Translation Adjustments of € 0.4 billion with partially positive foreign exchange counter-effects in capital deduction items. Based on ECB guidance and following the EBA Guidelines on payment commitments, effective January 1, 2018 Deutsche Bank treats irrevocable payment commitments related to the Deposit Guarantee Scheme and the Single Resolution Fund as an additional CET 1 capital deduction instead of Risk-weighted assets. This capital deduction as of March 31, 2018 was at € 0.4 billion. The adoption of IFRS 9 effective January 1, 2018 further decreased capital by € 0.4 billion. The negative effects were partially offset by a positive impact of € 0.6 billion on CET 1 capital from our Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”). Our positive net income of € 0.1 billion was completely offset by our dividend and AT1 coupon accrual of € 0.1 billion for the first quarter of 2018 which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

The € 1.7 billion increase in CRR/CRD 4 AT1 capital was the result of positive effects from reduced regulatory adjustments of € 1.7 billion that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 100 % in 2018 (80 % in 2017) and decreased correspondingly on the level of AT1 capital to 0 % in 2018 (20 % in 2017).

Our fully loaded CRR/CRD 4 Tier 1 capital as of March 31, 2018 was € 52.0 billion, compared to € 52.9 billion at the end of 2017. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 47.3 billion as of March 31, 2018, compared to € 48.3 billion as of December 31, 2017. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of March 2018, unchanged compared to year end 2017.

The decrease of our fully loaded CET 1 capital of € 1.0 billion compared to year end 2017 capital was mainly the result of the deduction of irrevocable payment commitments to the Single Resolution Fund and the Deposit Guarantee Schemes of € 0.4 bil-lion, the IFRS 9 adoption impact of € 0.4 billion, negative effects from regulatory adjustments from prudential filters of € 0.2 bil-lion and negative effects from Currency Translation Adjustments of € 0.4 billion with partially positive foreign exchange counter-effects in capital deduction items. These negative effects were partially reduced by a positive CET 1 contribution of € 0.6 billion from our Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”).

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Performance

Transitional template for Regulatory Capital, RWA and Capital Ratios

	Mar 31, 2018		Dec 31, 2017
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4[1]	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts[2]	45,234	45,234	45,195	45,195

Retained earnings	16,812	16,812	17,977	17,977

Accumulated other comprehensive income (loss), net of tax	(317)	(317)	696	660

Independently reviewed interim profits net of any foreseeable charge or dividend[3]	0	0	(751)	(751)

Other[2]	529	529	0	33

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	62,257	62,257	63,116	63,114

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,224)	(1,224)	(1,204)	(1,204)

Other prudential filters (other than additional value adjustments)	(253)	(253)	(102)	(74)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,289)	(8,289)	(8,394)	(6,715)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,045)	(3,045)	(3,004)	(2,403)

Negative amounts resulting from the calculation of expected loss amounts	(236)	(236)	(502)	(408)

Defined benefit pension fund assets (negative amount)	(1,079)	(1,079)	(1,125)	(900)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(49)	(49)	(144)	(117)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	0	0	0	0

Other regulatory adjustments[4]	(745)	(745)	(341)	(485)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(14,921)	(14,921)	(14,816)	(12,306)

Common Equity Tier 1 (CET 1) capital	47,336	47,336	48,300	50,808

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	3,888	N/M	3,904

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	8,564	4,676	8,579

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(55)	(55)	(55)	(26)

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	0	N/M	(1,730)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(55)	(55)	(55)	(1,756)

Additional Tier 1 (AT1) capital	4,621	8,509	4,621	6,823

Tier 1 capital (T1 = CET 1 + AT1)	51,956	55,844	52,921	57,631

Tier 2 (T2) capital	10,144	6,256	10,329	6,384

Total capital (TC = T1 + T2)	62,101	62,101	63,250	64,016

Total Risk-weighted assets	354,235	354,235	344,212	343,316

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of Risk-weighted assets)	13.4	13.4	14.0	14.8

Tier 1 capital ratio (as a percentage of Risk-weighted assets)	14.7	15.8	15.4	16.8

Total capital ratio (as a percentage of Risk-weighted assets)	17.5	17.5	18.4	18.6

N/M – Not meaningful

[1]	With effect from January 1, 2018, the CRR/CRD 4 “transitional” (or “phase-in”) rules under which CET 1 regulatory adjustments were phased in have reached a rate of 100%, together with the 100 % phase-out rate of minority interest only recognizable under the transitional rules.
[2]	Our Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”) led to a € 0.6 billion CET 1 contribution which is reflected in capital instruments and the related share premium accounts at € 0.1 billion and minority interest in Other at € 0.5 billion.
[3]	No interim profits to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).
[4]	Includes € 0.4 billion capital deduction effective from January 2018 onwards, based on ECB guidance and following the EBA Guidelines on irrevocable payment commitments related to the Deposit Guarantee Scheme and the Single Resolution Fund. Further includes capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16(1)(c), 16(2)(b) and (j) of Regulation (EU) No 1024/2013 as well as the additional filter for funds for home loans and savings protection (“Fonds für bauspartechnische Absicherung”) of € 16 million.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Performance

Reconciliation of shareholders’ equity to regulatory capital

	Mar 31, 2018	Dec 31, 2017
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet[1]	61,943	63,174
Deconsolidation/Consolidation of entities	(94)	(58)
Thereof:
Additional paid-in capital	(7)	(6)
Retained earnings	(232)	(228)
Accumulated other comprehensive income (loss), net of tax	145	176

Total shareholders’ equity per regulatory balance sheet	61,848	63,116

Minority Interests (amount allowed in consolidated CET 1)[1]	529	33
Accrual for dividend and AT1 coupons[2]	(120)	0
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	(35)

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	62,257	63,114

Prudential filters	(1,477)	(1,422)
Thereof:
Additional value adjustments	(1,224)	(1,204)
Any increase in equity that results from securitized assets	1	(2)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(254)	(72)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	(144)

Regulatory adjustments	(13,444)	(10,884)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	(8,289)	(6,715)
Deferred tax assets that rely on future profitability	(3,045)	(2,403)
Negative amounts resulting from the calculation of expected loss amounts	(236)	(408)
Defined benefit pension fund assets	(1,079)	(900)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in Risk-weighted assets	0	0
Other	(794)	(458)

Common Equity Tier 1 capital	47,336	50,808

Additional Tier 1 capital	8,509	6,823

Additional Tier 1 Notes (AT1 Notes)	4,621	4,649
Per balance sheet	4,673	4,675
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(52)	(25)

Hybrid capital securities	3,877	3,891
Per balance sheet	3,802	5,491
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	75	(1,601)
Thereof:
Amount excluded from Additional Tier 1 due to cap	0	0
Other	75	(1,601)

Other regulatory adjustments	11	13

Deductions from Additional Tier 1 capital	0	(1,730)

Tier 1 capital	55,844	57,631

Tier 2 capital	6,256	6,384

Subordinated debt	5,975	6,155
Per balance sheet	7,779	8,100
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,804)	(1,944)
Thereof:
Amortization according to Art. 64 CRR	(1,053)	(1,065)
Other	(751)	(880)

Other regulatory adjustments	281	280
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	0	0
Other	281	280

Deductions from Tier 2 capital	0	(51)

Total capital	62,101	64,016

1

Our Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”) led to a € 0.6 billion CET 1 contribution which is reflected in the total shareholders’ equity per accounting balance sheet at € 0.1 billion and minority interests at € 0.5 billion.

2	No interim profits to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Performance

Development of Risk-weighted Assets

The tables below provide an overview of RWA broken down by risk type and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Risk-weighted assets by risk type and business division

	Mar 31, 2018

in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total

Credit Risk	124,039	76,258	4,073	15,985	220,355

Settlement Risk	88	0	0	26	115

Credit Valuation Adjustment (CVA)	7,269	204	80	19	7,572

Market Risk	33,099	68	0	2	33,169

Operational Risk	77,002	11,262	4,761	0	93,025

Total	241,497	87,792	8,914	16,032	354,235

	Dec 31, 2017

in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total

Credit Risk	118,940	75,377	3,273	16,552	214,142

Settlement Risk	142	0	0	5	147

Credit Valuation Adjustment (CVA)	6,189	171	84	7	6,451

Market Risk	30,896	70	0	0	30,966

Operational Risk	74,936	11,654	5,020	0	91,610

Total	231,103	87,272	8,378	16,564	343,316

The RWA according to CRR/CRD 4 fully-loaded were € 354.2 billion as of March 31, 2018, compared to € 343.3 billion at the end of 2017, which were still subject to transitional arrangements. The increase of € 10.9 billion was mainly caused by credit risk RWA where we see a business-driven growth in our CIB and PCB segments. In addition market risk RWA contributed to the overall increase and was mainly driven by the stressed value-at-risk component. Furthermore our RWA for CVA increased by € 1.1 billion from lower hedge benefit resulting from portfolio effects. RWA for operational risk increased by € 1.4 billion driven by reduced budgets for operational risk expected losses. This overall increase was partly offset by foreign exchange rate movements of € 1.9 billion.

Since January 1, 2018 the RWA under transitional rules is equal to the fully loaded measure as all transitional arrangements expired. For December 31, 2017 the RWA on transitional rules still recognized a small subset of equity positions according to grandfathering rules resulting in transitional RWA of € 343.3 billion, slightly below the fully-loaded RWA of € 344.2 billion.

The tables below provide an analysis of key drivers for Risk-weighted asset movements observed for credit, market, operational risk and the Credit Valuation Adjustment in the reporting period.

Development of Risk-weighted assets for Credit Risk

	Three months ended Mar 31, 2018		Twelve months ended Dec 31, 2017

in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements

Credit risk RWA balance as at end of previous reporting period	214,142	17,131	220,345	17,628

Book size	8,441	675	3,523	282

Book quality	119	9	506	40

Model updates	(45)	(4)	1,272	102

Methodology and Policy	(976)	(78)	0	0

Acquisition and Disposals	0	0	0	0

Foreign exchange movements	(1,806)	(144)	(10,162)	(813)

Other	480	38	(1,342)	(107)

Credit risk RWA balance as at end of current reporting period	220,355	17,628	214,142	17,131

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Performance

Thereof: Development of Risk-weighted assets for Counterparty Credit Risk

	Three months ended Mar 31, 2018		Twelve months ended Dec 31, 2017

in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements

Counterparty credit risk RWA balance as at end of previous reporting period	33,924	2,714	35,614	2,849

Book size	34	3	(4,628)	(370)

Book quality	304	24	3,715	297

Model updates	0	0	1,272	102

Methodology and Policy	0	0	0	0

Acquisition and Disposals	0	0	0	0

Foreign exchange movements	(346)	(28)	(2,048)	(164)

Other	0	0	0	0

Counterparty credit risk RWA balance as at end of current reporting period	33,916	2,713	33,924	2,714
The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). Organic changes in our portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral and netting coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.

The increase in RWA for credit risk by 2.9 % or € 6.2 billion since December 31, 2017 is primarily driven by the increase in the category “book size” representing business growth in our CIB and PCB segments. Additionally the category “other” contributed to the overall increase mainly by considering the phase-out of the grandfathering rule for equity positions under CRR/CRD 4 transitional rules. This overall increase was partly offset by “foreign exchange movements” as well as the category “methodology and policy”, which reflects the derecognition of certain irrevocable payment commitments to the Single Resolution Fund and the Deposit Guarantee Schemes which are deducted from CET 1 since beginning of the year.

The movement in counterparty credit risk is mostly flat as slight increases due to growth in “book size” and “book quality” are compensated by foreign exchange movements.

Development of Risk-weighted assets for Credit Valuation Adjustment

	Three months ended Mar 31, 2018		Twelve months ended Dec 31, 2017

in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements

CVA RWA balance as at end of previous reporting period	6,451	516	9,416	753

Movement in risk levels	193	15	(3,228)	(258)

Market data changes and recalibrations	0	0	0	0

Model updates	0	0	0	0

Methodology and policy	1,007	81	870	70

Acquisitions and disposals	0	0	0	0

Foreign exchange movements	(79)	(6)	(607)	(49)

CVA RWA balance as at end of current reporting period	7,572	606	6,451	516

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of March 31, 2018, the RWA for CVA amounted to € 7.6 billion, representing an increase of € 1.1 billion (17%) compared with € 6.5 billion for December 31, 2017. The overall increase was driven by methodology changes.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Risk and Capital Performance

Development of Risk-weighted assets for Market Risk

	Three months ended Mar 31, 2018

in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements

Market risk RWA balance as at end of previous reporting period	4,380	10,896	9,871	56	5,763	30,966	2,477

Movement in risk levels	425	3,352	(1,994)	10	631	2,424	194

Market data changes and recalibrations	(98)	0	0	0	(58)	(155)	(12)

Model updates/changes	0	0	0	0	0	0	0

Methodology and policy	0	0	0	0	0	0	0

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	0	0	0	0

Other	0	0	0	0	(66)	(66)	(5)

Market risk RWA balance as at end of current reporting period	4,708	14,248	7,877	66	6,271	33,169	2,654

	Twelve months ended Dec 31, 2017

in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements

Market risk RWA balance as at end of previous reporting period	5,957	14,271	8,662	273	4,599	33,762	2,701

Movement in risk levels	(1,658)	(3,375)	2,598	(217)	922	(1,729)	(138)

Market data changes and recalibrations	81	0	0	0	581	661	53

Model updates/changes	0	0	(1,390)	0	(38)	(1,428)	(114)

Methodology and policy	0	0	0	0	0	0	0

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	0	(301)	(301)	(24)

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	4,380	10,896	9,871	56	5,763	30,966	2,477

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, which are captured in the table under the category “Other”. The market risk standardized approach covers trading securitizations and nth-to-default derivatives, longevity exposures, relevant Collective Investment Undertakings and market risk RWA from Postbank.

The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “market data changes and recalibrations” category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “model updates”. In the “methodology and policy” category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposals”. The impacts of Foreign exchange movements are only calculated for the CRM and Standardized approach methods.

As of March 31, 2018 the RWA for market risk was € 33.2 billion which has increased by € 2.2 billion (7%) since December 31, 2017. The increase was driven by the stressed value-at-risk component in the “Movement in risk levels” category, partly offset by a reduction in the incremental risk charge in the ‘Movement risk levels’ category.

Development of Risk-weighted assets for Operational Risk

	Three months ended Mar 31, 2018		Twelve months ended Dec 31, 2017

in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements

Operational risk RWA balance as at end of previous reporting period	91,610	7,329	92,675	7,414

Loss profile changes (internal and external)	(890)	(71)	(2,815)	(225)

Expected loss development	2,010	161	1,104	88

Forward looking risk component	1,827	146	(3,265)	(261)

Model updates	(1,533)	(123)	3,912	313

Methodology and policy	0	0	0	0

Acquisitions and disposals	0	0	0	0

Operational risk RWA balance as at end of current reporting period	93,025	7,442	91,610	7,329

Changes of internal and external loss events are reflected in the category “Loss profile changes”. The category “Expected loss development” is based on divisional business plans as well as historical losses and is deducted from the AMA capital figure within certain constraints. The category “Forward looking risk component” reflects qualitative adjustments and as such the effectiveness and performance of the day-to-day Operational Risk management activities via Key Risk Indicators and Self-Assessment scores, focusing on the business environment and internal control factors. The category “Model updates” covers

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Leverage Ratio

model refinements such as the implementation of model changes. The category “Methodology and policy” represents externally driven changes such as regulatory add-ons. The category “Acquisition and disposals” represents significant exposure movements which can be clearly assigned to new or disposed businesses.

The overall RWA increase of € 1.4 billion was mainly driven by our reduced budgeted expected losses for operational risk. RWA, as a measure for unexpected loss, are derived from the difference between the total losses simulated in our AMA model and expected loss. While our total loss estimate, which predominantly relies on historical information, was also reduced, this difference has increased due to the simultaneous stronger decline of the expected loss metric.

Other changes were primarily driven by regular recalibrations of the forward looking risk component and a reassessment of an upcoming model change component.

Economic Capital

Internal Capital Adequacy

Our internal capital adequacy assessment process (ICAAP) is aimed at maintaining the viability of Deutsche Bank on an ongoing basis. We assess our internal capital adequacy as the ratio of our internal capital supply divided by our internal economic capital demand as shown in the table below.

Total capital supply and demand

in € m. (unless stated otherwise)	Mar 31, 2018	Dec 31, 2017

Capital supply
Shareholders’ equity	61,943	63,174
Noncontrolling interests[1]	529	0
Accruals AT1 coupons	(288)	(213)
Gain on sale of securitizations, cash flow hedges	(20)	(29)
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk	(233)	(73)
Additional valuation adjustments	(1,224)	(1,204)
Intangible assets	(8,751)	(8,839)
IFRS deferred tax assets excl. temporary differences	(3,389)	(3,341)
Expected loss shortfall	(236)	(502)
Defined benefit pension fund assets[2]	(1,079)	(1,125)
Holdings of own common equity tier 1 capital instruments	(35)	(131)
Home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”)	(16)	(19)
Other adjustments[3]	(729)	(322)
Additional tier 1 equity instruments	4,673	4,675

Capital supply	51,144	52,051

Total economic capital requirement
Credit risk	10,965	10,769
Market risk	10,499	10,428
Operational risk	7,442	7,329
Business risk	6,183	5,677
Diversification benefit	(7,303)	(7,074)

Capital demand	27,786	27,129

Internal capital adequacy ratio	184%	192%

1 Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

2 Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.

3 Includes € 0.4 billion capital deduction of irrevocable payment commitments related to the Deposit Guarantee Scheme and Single Resolution Fund, since January 1, 2018.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 184 % as of March 31, 2018, compared with 192 % as of December 31, 2017. The change of the ratio was due to a decrease in capital supply and increase in capital demand. The Capital Supply decreased by € 907 million mainly driven by a decrease of Shareholders’ Equity. The increase in capital demand was driven by higher economic capital usage as explained in the section “Risk Profile”.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Leverage Ratio

and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Group Risk Committee (GRC). Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

Leverage Ratio according to revised CRR/CRD 4 framework

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure. While the CRR/CRD 4 framework currently does not provide for a mandatory minimum leverage ratio to be complied with by the relevant financial institutions, a legislative proposal published by the European Commission on November 23, 2016 suggests introducing a minimum leverage ratio of 3%. The legislative proposal provides that the leverage ratio would apply two years after the proposal’s entry into force and remains subject to political discussion among EU institutions.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013. In addition, we provide the leverage ratio on a phase-in basis as displayed below in the tables.

Our total leverage ratio exposure includes derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. Deductions of receivables for cash variation margin provided in derivatives transactions are shown under derivative exposure in the table “Leverage ratio common disclosure” below. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital, is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The securities financing transaction (SFT) component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis, in accordance with the disclosure tables of the implementing technical standards (ITS) which were adopted by the European Commission via Commission Implementing Regulation (EU) 2016/200 published in the Official Journal of the European Union on February 16, 2016. For additional information, they also contain the phase-in figures.

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Mar 31, 2018	Dec 31, 2017
Total assets as per published financial statements	1,478	1,475
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	5	5
Adjustments for derivative financial instruments	(148)	(172)
Adjustment for securities financing transactions (SFTs)	28	41
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	95	95
Other adjustments	(48)	(50)
Leverage ratio total exposure measure (fully loaded)	1,409	1,395

Leverage ratio total exposure measure (phase-in)	1,409	1,396

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Credit Risk Exposure

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Mar 31, 2018	Dec 31, 2017
Total derivative exposures	167	166
Total securities financing transaction exposures	136	158
Total off-balance sheet exposures	95	95
Other Assets	1,024	990
Asset amounts deducted in determining Tier 1 capital[1]	(14)	(14)

Tier 1 capital (fully loaded)	52.0	52.9
Leverage ratio total exposure measure (fully loaded)	1,409	1,395
Leverage ratio (fully loaded, in %)	3.7	3.8

Tier 1 capital (phase-in)	55.8	57.6
Leverage ratio total exposure measure (phase-in)	1,409	1,396
Leverage ratio (phase-in, in %)	4.0	4.1

[1]

Using a fully loaded definition of Tier 1 capital. The amount using a transitional definition of Tier 1 capital is € (14) billion and € (13) billion as of March 31, 2018 and December 31, 2017, respectively.

Description of the factors that had an impact on the leverage ratio in the first quarter 2018

As of March 31, 2018, our fully loaded CRR/CRD 4 leverage ratio was 3.7 % compared to 3.8 % as of December 31, 2017, taking into account as of March 31, 2018 a fully loaded Tier 1 capital of € 52.0 billion over an applicable exposure measure of € 1,409 billion (€ 52.9 billion and € 1,395 billion as of December 31, 2017, respectively).

Our CRR/CRD 4 leverage ratio according to transitional provisions was 4.0 % as of March 31, 2018 (4.1 % as of December 31, 2017), calculated as Tier 1 capital according to transitional rules of € 55.8 billion over an applicable exposure measure of € 1,409 billion (€ 57.6 billion and € 1,396 billion as of December 31, 2017, respectively). Starting with January 1, 2018, the exposure measure under transitional rules is equal to the fully loaded exposure measure while it was € 1 billion higher as of December 31, 2017 as the asset amounts deducted in determining Tier 1 capital were lower under transitional rules.

In the first quarter 2018, our leverage ratio exposure increased by € 14 billion to € 1,409 billion. This is primarily driven by the € 34 billion increase in Other Assets which reflects the development on our balance sheet, in particular for pending settlements which increased by € 33 billion from seasonally low year-end levels. This was partly off-set by a decrease of € 22 billion in SFT exposures reflecting lower add-ons for counterparty credit risk due to extended collateral recognition and a decrease on the balance sheet in the SFT related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage). Derivatives and off-balance sheet exposures remained largely unchanged.

The increase of the leverage ratio exposure in the first quarter 2018 includes a negative foreign exchange impact of € 13 billion mainly due to the appreciation of the Euro against the U.S. dollar.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 22 as of March 31, 2018 compared to 22 as of December 31, 2017.

For main drivers of the Tier 1 capital development please refer to section “Regulatory Capital” in this report.

Credit Risk Exposure

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–  Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

–  Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Credit Risk Exposure

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Mar 31, 2018
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities[5]	Total
iAAA–iAA	0.00–0.04%	37,143	18,070	3,632	11,498	40,794	111,137
iA	0.04–0.11%	40,355	41,181	10,303	8,081	6,946	106,866
iBBB	0.11–0.50%	57,045	56,753	22,970	5,371	3,497	145,636
iBB	0.50–2.27%	44,695	27,667	6,157	3,598	1,927	84,044
iB	2.27–10.22%	21,951	15,298	3,050	1,281	286	41,866
iCCC and below	10.22–100%	14,711	2,973	1,412	107	82	19,285
Total		215,900	161,941	47,523	29,936	53,532	508,832

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes loans at amortized cost, loans mandatorily at fair value through P&L and through other comprehensive income.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.7 billion as of March 31, 2018.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.
[5]	Includes debt securities on financial assets mandatorily through other comprehensive income and hold to collect.

	Dec 31, 2017
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	0.00–0.04%	38,743	18,643	5,108	13,025	39,405	114,924
iA	0.04–0.11%	39,428	44,388	13,899	8,416	6,277	112,407
iBBB	0.11–0.50%	56,245	51,021	16,165	5,204	2,174	130,809
iBB	0.50–2.27%	41,888	25,652	7,882	3,390	371	79,183
iB	2.27–10.22%	23,556	15,286	3,434	1,174	5	43,456
iCCC and below	10.22–100%	13,688	3,264	1,723	220	19	18,913
Total		213,547	158,253	48,212	31,430	48,251	499,693

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.1 billion as of December 31, 2017.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and securities held to maturity.

The above table shows an overall increase of € 9.1 billion or 1.8 % in our corporate credit exposure in the first three months of 2018. The quality of the corporate credit exposure before risk mitigation remained stable at 71 % of investment-grade rated exposures.

The increase in Corporate Credit Exposure from December 2017 to March 2018 is mainly attributable to Debt Securities (increase of € 5 billion or 11%) and Loans (increase of € 2.3 billion or 1%).

Statement with regard to Focus Industries

Our credit exposure to the focus industry “Shipping & other maritime” accounts for approximately € 4.1 billion of which € 3.3 billion pertains to vessel financings. The difference is allocated to other maritime (e.g. port facilities, yards). There is an ongoing focus on limit reduction. The shipping environment continues to be characterized by excess capacities and consolidation pressure across all shipping segments. The container industry sees sizeable consolidation and positive impact from increased trading volume and high scrapping balancing supply growth. All this has led to a noticeable increase in time charter rates and freight rates, though still at comparatively low level. The high newbuilding orderbook for vessels continues to be a concern. The dry bulk cargo sector developed relatively well in 2017 and charter and freight rates rose particularly in the second half of 2017 driven by increased demand from Asia and strong dynamics in the steel industry and the manufacturing sector. The trend is generally continuing (except for the capesize segment where higher volatility persists). In the tanker sector significant new ship deliveries caused serious excess capacities while demand was slowing as uncertainty on the global oil market prevailed. This resulted in depressed freight rates and ship values. Despite relatively positive global economic trends, uncertainty is likely to stay as a key factor for all shipping markets. Trade volume and patterns will be impacted by changing characteristics of globalization with stronger national (partly protectionist) trade policies and digitalization/technological changes which may create short/medium term opportunities but as well the need to watch the more fundamental longer-term consequences on global transport.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Credit Risk Exposure

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[1]
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017
Consumer credit exposure Germany	157,238	153,728	0.74	0.73	0.11	0.12
Consumer and small business financing	21,691	21,224	3.01	2.96	1.04	1.07
Mortgage lending	135,547	132,505	0.38	0.37	(0.04)	(0.03)

Consumer credit exposure outside Germany	36,682	38,345	3.82	3.77	0.39	0.39
Consumer and small business financing	15,146	15,298	6.50	6.54	0.82	0.78
Mortgage lending	21,536	23,047	1.94	1.93	0.08	0.12

Total consumer credit exposure	193,920	192,074	1.32	1.34	0.16	0.17

[1]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased by € 1.8 billion compared to year-end 2017, therein € 665 million from reclassification effects in the balance sheet. These reclassifications consist of a shift of € 2.6 billion from assets at fair value into our German Mortgage loan book related to IFRS 9/Classification and Measurement and € (1.9) billion following the signing of the sales agreement of the Portugal business franchise, which is newly accounted as held for sale outside the loan book. Without this accounting effect our consumer credit exposure increased from year-end 2017 to March 31, 2018 by € 1.2 billion, or 0.62%, mainly driven by our loan books in Germany, which increased by € 910 million, and in Italy, which increased by € 101 million.

The 90 days or more past due ratio of our consumer credit exposure decreased from 1.34 % as per year-end 2017 to 1.32 % as of March 31, 2018. The total net credit costs as a percentage of our consumer credit exposure decreased from 0.17 % as per year-end 2017 to 0.16 % as of March 31, 2018.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Mar 31, 2018	Dec 31, 2017
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	3%	3%

> 100 ≤ 110%	2%	2%

> 110 ≤ 130%	1%	1%

> 130%	1%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of March 31, 2018, 68 % of our exposure is related to the mortgage lending portfolio, which had a LTV ratio below or equal to 50%, unchanged to prior year end.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Credit Risk Exposure

Credit Risk Exposure to certain Eurozone Countries

Certain Eurozone countries are presented within the table below due to concerns relating to sovereign risk.

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these Eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The following table, which is based on the “country of domicile” view, presents our gross position, the proportion of undrawn / contingent exposure and our net exposure to these Eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for credit derivatives with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain Eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally, the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain Eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other				Total
in € m.	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018		Dec 31, 2017		Mar 31, 2018[1]		Dec 31, 2017
Greece
Gross	52	55	929	734	479	526	5	5	0		0		1,466		1,320
Undrawn	0	0	32	30	4	5	0	0	0		0		36		36
Net	36	38	288	270	(14)	8	1	1	0		0		311		317

Ireland
Gross	793	865	661	927	6,989	7,556	25	31	2,392	[2]	2,275	[2]	10,860		11,654
Undrawn	0	0	40	4	1,623	2,005	1	0	339	[2]	316	[2]	2,003		2,326
Net	674	717	258	477	4,143	4,420	5	6	2,392	[2]	2,275	[2]	7,471		7,895

Italy
Gross	2,933	2,875	3,099	3,338	11,915	12,050	16,619	16,489	145		147		34,711		34,898
Undrawn	0	13	31	28	5,364	5,162	108	96	0		0		5,503		5,300
Net	1,401	1,015	376	672	8,263	8,202	7,730	7,633	136		146		17,906		17,669

Portugal
Gross	(106)	(227)	82	185	745	1,329	9	1,757	39		80		770	[4]	3,123
Undrawn	0	0	54	75	330	374	0	24	0		0		384	[4]	474
Net	(101)	(223)	85	115	795	893	2	134	39		80		819	[4]	998

Spain
Gross	2,187	1,672	1,583	1,301	9,998	9,106	9,587	9,570	76		128		23,431		21,777
Undrawn	0	0	199	225	5,324	4,583	249	259	4		0		5,776		5,068
Net	2,061	1,554	837	552	7,692	7,113	2,052	2,117	76		128		12,718		11,464

Total gross	5,860	5,240	6,354	6,485	30,126	30,566	26,245	27,851	2,653		2,629		71,238		72,771
Total undrawn	0	14	356	364	12,646	12,130	358	380	342		316		13,702		13,203
Total net[3]	4,071	3,102	1,843	2,086	20,879	20,637	9,790	9,891	2,643		2,629		39,226		38,344

[1]	Approximately 67 % of the overall exposure as per March 31, 2018 will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 50.3 million as of March 31, 2018 and € 64.6 million as of December 31, 2017.
[4]	Exposure to Portugal has decreased as the loan portfolio substantially in retail sector has been reclassified under held for sale category.

Total net exposure to the above selected Eurozone countries increased by € 882 million in the first three months of 2018 driven by an increase in Spain. The increase is partly offset by a decrease in Ireland and Portugal.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Asset Quality

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain Eurozone Countries

	Mar 31, 2018					Dec 31, 2017
in € m.	Direct Sovereign exposure	[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure	[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	52		(17)	36	0	55		(17)	38	0
Ireland	661		13	674	244	709		9	717	0
Italy	2,898		(1,496)	1,401	504	2,834		(1,818)	1,016	49
Portugal	(106)		4	(101)	35	(227)		3	(223)	0
Spain	2,180		(118)	2,061	240	1,669		(115)	1,554	35
Total	5,685		(1,613)	4,071	1,024	5,040		(1,938)	3,102	84

[1]

Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost. Direct Sovereign exposures is net of guarantees received and collateral.

[2]	The amounts reflect the net fair value in relation to credit default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 969 million in net sovereign exposure compared with year-end 2017 mainly reflects increase in debt securities in Spain.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns, which as of March 31, 2018, amounted to € 215 million for Italy and € 368 million for Spain and as of December 31, 2017 amounted to € 225 million for Italy and € 427 million for Spain.

Asset Quality

For the current fiscal year, we provide information following the IFRS 9 accounting standard, while comparatives are based on the IAS 39 accounting rules. Since the accounting requirements have changed significantly numbers are not comparable and previous year’s comparatives are therefore shown in a separate section subsequent to the disclosures under IFRS 9. The main reasons are the broader scope of assets subject to impairment, differences in asset classification as well as in impairment calculation and definition:

The Asset Quality section under IFRS 9 describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’). Under IAS 39 the Asset Quality section mainly described the quality of the group Loans (at AC).

The determination of impairment losses and allowance moves from an incurred credit loss model under IAS 39, whereby credit losses are recognized when a defined loss event occurs, to an expected credit loss model under IFRS 9, where allowances for loan losses are recorded upon initial recognition of the Financial Asset, based on expectations of potential credit losses at the time of initial recognition.

The Group has aligned its definition of “credit impaired” under IFRS 9 to the default definition as per Art. 178 of the Capital Requirements Regulation (CRR) for regulatory purposes. As a consequence, Stage 3 Financial Assets consist of two types of defaulted financial assets: firstly financial assets, where the Group expects an impairment loss reflected in an allowance for credit losses and secondly financial assets, where the group does not expect an impairment loss (e.g. due to high quality collateral or sufficient expected future cash flows following thorough due diligence). This is a major difference to our impairment definition under IAS 39, where Financial Assets were only considered to be impaired if the Group expected to suffer an impairment loss.

For a detailed description of the group’s risk accounting policies, please refer to “IFRS 9 Transition Impact Analysis”.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Asset Quality

Overview of Financial assets subject to impairment

The following tables provide an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Overview of Financial Assets subject to impairment

	Mar 31, 2018

	Gross Carrying Amount					Allowance for Credit Losses[2]

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Amortized Cost[1]	667,647	24,848	7,879	1,859	702,234	(454)	(531)	(3,468)	(0)	(4,454)

[1]  Financial Assets at Amortized Cost consist of: Loans at Amortized Cost, Cash and central bank balances, Securities held to maturity, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

[2]  Allowance for credit losses do not include allowance for country risk amounting to € 5 million as of March 31, 2018.

	Mar 31, 2018
	Fair Value					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	52,635	504	8	4	53,151	(6)	(5)	(1)	0	(11)

	Mar 31, 2018
	Notional Amount					Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Off-balance sheet	202,866	5,081	1,518	0	209,465	(119)	(41)	(146)	0	(306)

[1]	Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of March 31, 2018.

Financial Assets at Amortized Cost

The following tables provide an overview of the gross carrying amount and credit loss allowance by financial asset class broken down into stages as per IFRS 9 requirements.

Development of exposures and allowance for credit losses in the reporting period

	Mar 31, 2018
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	654,832	27,305	7,726	2,019	691,881

Movements in financial assets including new business	50,940	(3,228)	833	(9)	48,536

Transfers due to changes in creditworthiness	(3,088)	2,846	242	N/M	0

Changes due to modifications that did not result in derecognition	(0)	(1)	(48)	0	(49)

Changes in models	N/M	N/M	N/M	N/M	N/M

Financial assets that have been derecognized during the period	(30,883)	(1,886)	(777)	(149)	(33,695)

Recovery of written off amounts	0	0	(42)	0	(42)

Foreign exchange and other changes	(4,154)	(187)	(53)	(2)	(4,397)

Balance, end of reporting period	667,647	24,848	7,879	1,859	702,234

	Mar 31, 2018
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	(462)	(494)	(3,638)	(3)	(4,596)

Movements in financial assets including new business	72	(108)	(37)	3	(69)

Transfers due to changes in creditworthiness	(89)	71	18	N/M	0

Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M

Changes in models	0	0	0	0	0

Financial assets that have been derecognized during the period	0	0	183	0	183

Recovery of written off amounts	0	0	(48)	0	(48)

Foreign exchange and other changes	24	(0)	54	(1)	77

Balance, end of reporting period	(454)	(531)	(3,468)	(0)	(4,454)

Provision for Credit Losses excluding country risk	(16)	(38)	(18)	3	(69)[1]

1	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Asset Quality

Financial Assets at Amortized Cost by Business Division

	Mar 31, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Corporate & Investment Bank	383,067	6,445	3,186	1,718	394,416	(147)	(91)	(1,103)	(0)	(1,341)

Private & Commercial Bank	271,552	18,139	4,693	141	294,526	(304)	(440)	(2,365)	0	(3,109)

Asset Management	2,418	5	0	0	2,424	(1)	0	0	0	(1)

Corporate & Other	10,610	258	0	0	10,868	(2)	(0)	(0)	0	(3)

Total	667,647	24,848	7,879	1,859	702,234	(454)	(531)	(3,468)	(0)	(4,454)

Financial Assets at Amortized Cost by Industry Sector
	Mar 31, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Financial intermediation	328,424	1,742	344	364	330,874	(33)	(12)	(57)	(3)	(104)

Fund management activities	10,352	67	15	275	10,709	(2)	0	(9)	0	(11)

Manufacturing	25,659	978	779	79	27,494	(26)	(17)	(417)	0	(459)

Wholesale and retail trade	17,868	1,032	616	0	19,516	(19)	(16)	(399)	0	(434)

Households	170,884	13,719	2,927	221	187,751	(261)	(372)	(1,439)	0	(2,072)

Commercial real estate activities	30,681	2,387	448	626	34,141	(50)	(21)	(112)	8	(176)

Public sector	13,266	759	104	0	14,129	(5)	(5)	(6)	0	(16)

Other	70,514	4,165	2,646[1]	294	77,619	(58)	(89)	(1,029)[1]	(5)	(1,181)

Total	667,647	24,848	7,879	1,859	702,234	(454)	(531)	(3,468)	(0)	(4,454)

[1]   Thereof ‘Transportation, storage and communication’- Total Stage 3 Loans € 878 million/Total Allowance for Credit Losses € (364) million, ‘Real estate; renting and business activities’- € 796 million/€ (230) million, ‘Construction’ - € 380 million/€ (242) million.

Financial Assets at Amortized Cost by Region

	Mar 31, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Germany	305,285	14,315	2,884	172	322,655	(189)	(299)	(1,322)	0	(1,810)

Western Europe (excluding Germany)	116,878	6,307	3,392	1,286	127,863	(118)	(178)	(1,654)	5	(1,944)

Eastern Europe	10,111	784	185	0	11,080	(12)	(23)	(104)	0	(138)

North America	157,622	1,659	760	236	160,278	(63)	(16)	(177)	(5)	(261)

Central and South America	4,915	407	117	0	5,439	(7)	(5)	(4)	0	(16)

Asia/Pacific	53,275	939	366	108	54,687	(23)	(10)	(169)	0	(202)

Africa	1,653	352	117	0	2,122	(2)	(1)	(22)	0	(25)

Other	17,907	85	58	58	18,108	(39)	0	(16)	0	(56)

Total	667,647	24,848	7,879	1,859	702,234	(454)	(531)	(3,468)	(0)	(4,454)

Financial Assets at Amortized Cost by Rating Class
	Mar 31, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

iAAA–iAA	231,539	181	0	0	231,720	(1)	(0)	0	0	(1)

iA	83,265	466	2	0	83,732	(5)	(0)	0	0	(5)

iBBB	132,976	1,779	25	0	134,780	(31)	(11)	(3)	0	(45)

iBB	179,090	5,775	152	266	185,283	(195)	(61)	(36)	3	(290)

iB	32,860	11,214	462	35	44,571	(171)	(219)	(125)	0	(515)

iCCC and below	7,918	5,434	7,238	1,559	22,148	(51)	(239)	(3,304)	(3)	(3,597)

Total	667,647	24,848	7,879	1,859	702,234	(454)	(531)	(3,468)	(0)	(4,454)

Collateral held against Financial assets at Amortized Cost in Stage 3

	Mar 31, 2018

in € m.	Gross Carrying Amount	Collateral	Guarantees

Financial Assets at Amortized Cost (Stage 3)	7,879	2,411	430

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Asset Quality

Modified Assets at Amortized Cost

A financial asset is considered modified when it’s contractual cash flows are renegotiated or otherwise modified. Renegotiation or modification can lead to derecognition (of the old and recognition of the new financial instrument) or not. This section covers modified financial assets that have not been derecognized.

Under IFRS 9, when the terms of a Financial Asset are renegotiated or modified and the modification does not result in derecognition, a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate (EIR). For modified financial assets the determination of whether the asset’s credit risk has increased significantly reflects the comparison of:

–	The remaining lifetime probability of default (PD) at the reporting date based on the modified terms; with
–	The remaining lifetime PD estimated based on data at initial recognition and based on the original contractual terms.

Modified assets at Amortized Cost

					Mar 31, 2018
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Amortized cost carrying amount prior to modification	231	1	49	0	281

Net modification gain/losses recognized	0	(1)	(48)	0	(49)

In the first three month after the implementation of the IFRS 9 requirements, we did not observe any modified assets that have been upgraded to Stage 1 and consequently also no subsequent re-deterioration of those assets into Stages 2 and 3.

Financial Assets at Fair value through Other Comprehensive Income

The fair value of Financial assets at Fair value through Other Comprehensive Income subject to impairment was € 53 billion at March 31, 2018, compared to € 48 billion at beginning of 2018. Allowance for credit losses against these assets were almost unchanged at very low levels (€ 12 million at beginning of 2018 and € 11 million at March 31, 2018, respectively). Due to immateriality no further breakdown will be provided for Financial Assets at FVOCI.

Off-balance sheet lending commitments and guarantee business

The following tables provide an overview of the nominal amount and credit loss allowance for our off-balance sheet financial asset class broken down into stages as per IFRS 9 requirements.

Development of nominal amount and allowance for credit losses

	Mar 31, 2018
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Balance, beginning of year	199,236	5,780	1,246	0	206,262

Movements including new business	5,474	(1,943)	276	0	3,807

Transfers due to changes in creditworthiness	(1,294)	1,287	7	N/M	0

Changes in models	N/M	N/M	N/M	N/M	N/M

Foreign exchange and other changes	(550)	(43)	(11)	0	(604)

Balance, end of reporting period	202,866	5,081	1,518	0	209,465

	Mar 31, 2018
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Balance, beginning of year	(117)	(36)	(119)	0	(272)

Movements including new business	6	(10)	(20)	0	(24)

Transfers due to changes in creditworthiness	(5)	5	(0)	N/M	0

Changes in models	0	0	0	0	0

Foreign exchange and other changes	(3)	1	(7)	0	(10)

Balance, end of reporting period	(119)	(41)	(146)	0	(306)

Provision for Credit Losses excluding country risk	1	(5)	(20)	0	(24)[1]

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Asset Quality (Comparables as reported under IAS 39)

Legal Claims

Assets subject to enforcement activity consist of assets, which have been fully or partially written off and the Group still continues to pursue recovery of the asset. Such enforcement activity comprises for example cases where the bank continues to devote resources (e.g. our Legal Department/CRM workout unit) towards recovery, either via legal channels or third party recovery agents. Enforcement activity also applies to cases where the Bank maintains outstanding and unsettled legal claims. This is irrespective of whether amounts are expected to be recovered and the recovery timeframe. It may be common practice in certain jurisdictions for recovery cases to span several years.

Amounts outstanding on financial assets that were written off during the reporting period and are still subject to enforcement activity amounted to € 123 million in the first three months 2018 mainly related to CIB.

Asset Quality (Comparables as reported under IAS 39)

This section below describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Dec 31, 2017
in € m.	Corporate loans	Consumer loans	Total

Loans neither past due, nor renegotiated or impaired	208,457	185,979	394,436

Past due loans, neither renegotiated nor impaired	1,167	2,778	3,945

Loans renegotiated, but not impaired	518	488	1,006

Impaired loans	3,406	2,828	6,234

Total	213,547	192,074	405,621

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

–

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

–	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and

–	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment, the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Asset Quality (Comparables as reported under IAS 39)

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Annual Report 2017.

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Dec 31, 2017
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %

Corporate & Investment Bank	2,517	1,565	62

Private & Commercial Bank	3,717	2,355	63

Asset Management	0	0	N/M [1]

Corporate & Other	1	1	N/M [1]

Total	6,234	3,921	63

N/M – not meaningful 1 Loan loss allowance in Asset Management and Corporate & Other primarily consist of Allowance for collectively assessed non-impaired loans. Impaired loans by industry sector
	Dec 31, 2017
in € m.	Individually assessed	Collectively assessed	Total

Financial Intermediation	121	8	129

Fund management activities	8	8	16

Manufacturing	520	165	685

Wholesale and retail trade	333	188	521

Households	155	2,233	2,388

Commercial real estate activities	345	30	376

Public sector	74	0	74

Other[1]	1,792	254	2,046

Total	3,348	2,886	6,234

1 Thereof: ‘Transportation, storage and communication’ - Total Impaired Loans € 808 million/Total Loan loss allowance € 469 million. ‘Real estate; renting and business activities’ € (482) million/
€ 234 million, ‘Construction’ € (378) million/€ 144 million, ‘Mining and quarrying’ € (169) million/€ 116 million.

Impaired loans by region

	Dec 31, 2017
in € m.	Individually assessed	Collectively assessed	Total

Germany	953	1,312	2,266

Western Europe (excluding Germany)	1,471	1,422	2,892

Eastern Europe	45	123	168

North America	497	1	498

Central and South America	70	0	70

Asia/Pacific	264	28	292

Africa	48	0	49

Other	0	0	0

Total	3,348	2,886	6,234

Development of Impaired Loans
	Full Year 2017
in € m.	Individually assessed	Collectively assessed	Total

Balance, beginning of year	4,126	3,321	7,447

Classified as impaired during the year	1,370	1,248	2,618

Transferred to not impaired duringthe year[1]	(1,127)	(961)	(2,088)

Charge-offs	(540)	(605)	(1,146)

Disposals of impaired loans	(267)	(116)	(383)

Exchange rate and other movements	(215)	(1)	(216)

Balance, end of period	3,348	2,886	6,234

1 Includes repayments.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Market Risk

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Three months ended Mar 31, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	58	72	130	15	(11)	3	133
Thereof: (Gains)/Losses fromdisposal of impaired loans	(2)	2	0	0	0	0	0

Net charge-offs:	(154)	(227)	(382)	0	0	0	(382)
Charge-offs	(160)	(243)	(403)	0	0	0	(403)
Recoveries	6	16	22	0	0	0	22

Other changes	(17)	(2)	(19)	(0)	(1)	(1)	(21)

Balance, end of period	1,957	2,318	4,275	177	171	348	4,623

Changes compared to prior year

Provision for credit losses
In € m.	(127)	(34)	(162)	(3)	(6)	(9)	(171)
In %	(69)	(32)	(55)	(17)	129	(73)	(56)

Net charge-offs
In € m.	4	225	229	0	0	0	229
In %	(3)	(50)	(37)	0	0	0	(37)

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[2]	27.8	29.8	(23.4)	(28.1)	19.6	20.2	14.7	19.7	10.4	8.7	6.1	8.4	0.4	0.8

Maximum[2]	40.9	38.4	(27.8)	(37.6)	32.6	26.0	17.3	25.1	14.0	12.5	9.1	16.5	1.0	3.0

Minimum[2]	19.8	20.1	(20.2)	(21.4)	13.9	13.5	13.0	13.5	7.4	4.4	3.8	4.2	0.2	0.1

Period-end[3]	32.6	29.1	(23.9)	(22.5)	22.7	21.4	14.3	14.4	12.4	10.1	6.9	4.9	0.3	0.7

1 Includes value-at-risk from gold and other precious metal positions.

2 Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2018 and the full year 2017, respectively.

3 Amounts for 2018 as of March 31, 2018 and for 2017 as of December 31, 2017.

The average value-at-risk over the first three months of 2018 was € 27.8 million, which is a decrease of € 2.0 million compared with the full year 2017 driven by reductions coming from credit spread and foreign exchange risk.

The period end value-at-risk increase was driven by increases across equity, interest rate and foreign exchange asset classes.

During the first three months of 2018 our trading units achieved a positive revenue for 94 % of trading days compared with 93 % in the full year 2017.

Regulatory Trading Market Risk Measures

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Market Risk

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[2]	86.7	76.7	(89.1)	(88.4)	66.5	69.8	66.4	62.1	25.0	18.8	15.1	12.6	2.9	1.8

Maximum[2]	113.3	125.0	(106.7)	(115.8)	81.9	92.0	79.7	73.2	78.1	66.8	28.5	28.0	5.4	6.1

Minimum[2]	68.3	42.0	(76.9)	(73.0)	55.7	48.3	59.0	54.3	13.1	1.5	7.7	6.9	0.6	0.3

Period-end[3]	97.8	85.6	(88.5)	(81.0)	61.7	67.8	64.0	64.3	28.7	19.9	28.5	12.6	3.4	1.9

1 Includes stressed value-at-risk from gold and other precious metal positions.

2 Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2018 and the full year 2017, respectively.

3 Amounts for 2018 as of March 31, 2018 and for 2017 as of December 31, 2017.

The average stressed value-at-risk was € 86.7 million over the first three months of 2018, an increase of € 10.0 million compared with the full year 2017. The increase was driven by increased exposure across equity, credit spread and foreign exchange asset classes.

The period end stressed value-at-risk increase was driven by increases in equity and foreign exchange risk.

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)2,3

	Total		Global Credit Trading		Core Rates		Fixed Income & Currencies APAC		Emerging Markets - Debt		Other
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[1]	697.9	802.1	501.4	544.6	115.1	107.1	102.8	168.1	4.3	37.2	(25.7)	(54.8)

Maximum[1]	770.7	899.3	567.9	597.4	134.7	172.5	141.8	229.0	21.4	62.9	(4.1)	(20.4)

Minimum[1]	630.1	754.8	466.4	503.7	110.4	48.7	70.9	92.4	(3.2)	(1.4)	(49.0)	(90.0)

Period-end[2]	630.1	789.6	466.4	540.1	110.4	133.2	76.0	142.3	(1.2)	19.9	(11.5)	(45.9)

1 Amounts show the bands within which the values fluctuated during the 12-weeks preceding March 31, 2018 and December 31, 2017, respectively.

2 Business line breakdowns have been updated for 2017 reporting to better reflect the current business structure.

3 All liquidity horizons are set to 12 months.

The incremental risk charge as at the end of the first quarter of 2018 was € 630 million a decrease of € 160 million (20%) compared with year end 2017. The 12-week average of the incremental risk charge as at the end of the first quarter of 2018 was € 698 million and thus € 104 million (13%) lower compared with the average for the 12-week period ended December 31, 2017. The decreased average incremental risk charge is driven by a decrease in credit exposures in Fixed Income & Currencies APAC when compared to the full year 2017.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3

in € m.	2018	2017
Average[1]	5.4	5.4

Maximum[1]	5.8	6.3

Minimum[1]	4.5	4.5

Period-end[2]	5.1	4.4

1 Regulatory comprehensive risk measure calculated for the 12-week period ending March 31, 2018 and December 31, 2017.

2 Spot value of internal model comprehensive risk measure at period end.

3 All liquidity horizons are set to 12 months.

The internal model comprehensive risk measure as at the end of the first three months of 2018 was € 5.1 million an increase of € 0.7 million (16%) compared with year end 2017. The 12-week average of our regulatory comprehensive risk measure as at the end of the first three months of 2018 was € 5.4 million and thus unchanged compared with the average for the 12-week period ending December 31, 2017.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Liquidity Risk

Market Risk Standardized Approach

As of March 31, 2018, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 391.5 million corresponding to Risk-weighted assets of € 4.9 billion. As of December 31, 2017 these positions generated capital requirements of € 379.5 million corresponding to Risk-weighted assets of € 4.7 billion.

For nth-to-default credit default swaps the capital requirement was € 2.9 million corresponding to Risk-weighted assets of € 36 million compared with € 2.8 million and € 35 million as of December 31, 2017.

The capital requirement for Collective Investment Undertakings under the market risk standardized approach was € 76 million corresponding to Risk-weighted assets of €945 million as of March 31, 2018, compared with € 45 million and € 556 million as of December 31, 2017.

The capital requirement for longevity risk under the market risk standardized approach was € 29 million corresponding to Risk-weighted assets of € 366 million as of March 31, 2018, compared with € 32 million and € 395 million as of December 31, 2017.

Market Risk of Trading Book at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of March 31, 2018 and at year-end 2017. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of March 31, 2018 and at year-end 2017. Nevertheless, Postbank will remain classified as a trading book institution.

Operational Risk

In the first three months of 2018 our operational risk losses driven by losses and provisions arising from civil litigation and regulatory enforcement decreased strongly. Due to the reduction of single specific provisions the overall result of this loss category netted to almost zero. For a description of our current legal and regulatory proceedings, please see section “Current Individual Proceedings” of this Interim Report. Our non-legal operational risk losses were well below those in the first three months of 2017.

Our operational risk management fosters a forward-looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of civil litigations and regulatory enforcement matters, trend analysis based upon available losses and key risk indicator data. The regulatory capital requirement is mainly driven by large external and internal operational risk events as well as reasonably possible litigation losses, which are reflected through provisions, contingent liabilities and legal forecasts in our AMA model. For a description of our modelling approach, please see section “Drivers for Operational Risk Capital Development” of our Annual Report 2017.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Mar 31, 2018		Dec 31, 2017
Capital Markets and Equity	202	20%	201	20%

Retail	319	32%	317	31%

Transaction Banking	216	22%	217	21%

Other Customers[1]	51	5%	56	6%

Unsecured Wholesale	38	4%	45	4%

Secured Funding and Shorts	176	18%	177	17%

Financing Vehicles	2	0%	2	0%

Total external funding	1,002	100%	1,015	100%

1 “Other Customers” includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 378.9 billion (€ 369.4 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 57.6 billion (€ 59.2 billion), and other non-funding liabilities € 38.9 billion (€ 31.3 billion) for March 31, 2018, and December 31, 2017, respectively.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Liquidity Risk

The increase of € 1.0 billion in Capital Markets and Equity reflects new issuance in excess of maturities during the first quarter. Retail (including Wealth Management) deposits have increased by € 1.9 billion, slightly offset by decreased Transaction Banking deposits of € 1.1 billion. Secured funding and shorts decreased slightly by € 1.2 billion, driven by a decrease in repos, partially offset by an increase in CIB trading inventory positions. The € 5.2 billion decrease in “Other Customers” reflects developments in balances not relied upon as a source of stable funding, predominantly related to net margin payables and prime brokerage balances. Unsecured Wholesale decreased by € 7.6 billion, due to higher maturities than new deposits as well as FX impacts.

During the first months of 2018, we raised € 10.8 billion out of a total 2018 funding plan of € 30 billion. The average spread over 3-months EURIBOR during the first three months of 2018 was 57 bps (all non-Euro funding spreads are rebased versus 3-months EURIBOR), with an average tenor of 6.4 years. The most significant transaction in the first quarter of 2018 was a € 2.5 billion and £ 300 million senior unsecured triple-tranche issuance split into a € 1.25 billion fixed rate note with a tenor of 3 years, a € 1.25 billion fixed rate note with a tenor of 10 years and a £ 300 million fixed rate note with a tenor of 3.9 years. Further significant issuances were a CHF 175 million senior unsecured fixed rate note with a tenor of 5 years, a U.S.$ 2.15 billion senior unsecured dual-tranche issuance with a tenor of 3 years, an AU$ 450 million senior unsecured dual-tranche with a tenor of 5 years and a € 500 million mortgage Pfandbrief with a tenor of 7.5 years. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of our liquidity reserves is a function of our expected daily stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate as a function of the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable or that can be utilized after taking into consideration local liquidity demands within the Group, including local limits on free transferability within the Group, or that can be applied against local entity stress outflows. As a result our liquidity reserves exclude surplus liquidity held in DBTCA due to requirements pursuant to Section 23A of the U.S. Federal Reserve Act and in Postbank due to the absence of a waiver concerning the full integration of Postbank assets. We hold the vast majority of our liquidity reserves centrally across the major currencies, at our parent and our foreign branches with further reserves held at key locations in which we are active.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Mar 31, 2018		Dec 31, 2017
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	224	224	222	222
Parent (incl. foreign branches)	192	192	189	189
Subsidiaries	32	32	33	33
Highly liquid securities (includes government, government guaranteed and agency securities)	44	40	39	37
Parent (incl. foreign branches)	27	24	24	23
Subsidiaries	17	16	15	15
Other unencumbered central bank eligible securities	11	8	19	13
Parent (incl. foreign branches)	8	5	11	8
Subsidiaries	3	2	8	5
Total liquidity reserves	279	272	280	272
Parent (incl. foreign branches)	227	222	223	219
Subsidiaries	52	51	56	53

Our liquidity reserves decreased marginally by € 0.3 billion during the first three months of 2018 in comparison to year-end 2017.

Our stressed net liquidity position (sNLP) represents the surplus of our available Liquidity Reserves and other business inflows in excess of stressed liquidity demand under our combined liquidity stress scenario, representing a severe market and idiosyncratic liquidity stress event. The sNLP is monitored as one of the Bank’s key risk metrics. Our sNLP as of March 28, 2018 was € 36 billion (December 30, 2017 sNLP of € 33 billion). The sNLP fluctuates according to business activities, market events and perceptions, including with respect to us, as well as changes to our internal methodology assumptions. The risk appetite is to maintain a surplus of at least € 10 billion throughout the 8 week stress horizon under all scenarios for our daily global liquidity stress test.

Deutsche Bank	Risk Report
Interim Report as of March 31, 2018	Liquidity Risk

Liquidity Coverage Ratio

In addition to our internal stress test result, the Group has a Management Board-approved risk appetite for the Liquidity Coverage Ratio (“LCR”). The LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR was required in the EU from October 1, 2015.

The final EBA guidelines on LCR disclosure released on March 8, 2017 (EBA/GL/2017/01) requires us to disclose the average of month-end observations preceding the end of each quarter instead of the quarter-end LCR. For reference, we have nonetheless additionally included the quarter-end spot LCR number below.

Our weighted average LCR of 144% (three months average) has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 and the EBA Guidelines on LCR disclosure to complement the disclosure of liquidity risk management under Article 435 CRR.

The quarter-end spot LCR as of March 30, 2018 stands at 147 % compared to 140 % as of December 30, 2017

LCR components

	Total adjusted weighted value (average)
in € bn. (unless stated otherwise)	Mar 31, 2018	Dec 31, 2017
Number of data points used in the calculation of averages	3	12
Liquidity buffer	264	247
Total net cash outflows	184	172
Liquidity Coverage Ratio (LCR) in %	144%	144%

Deutsche Bank	Consolidated Statement of Income (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017
Interest and similar income	6,206[1]	6,012
Interest expense	3,293	2,955
Net interest income	2,913	3,058
Provision for credit losses	88	133
Net interest income after provision for credit losses	2,825	2,924
Commissions and fee income	2,690	2,935
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	954	1,108
Net gains (losses) on financial assets at amortized cost	2	N/A
Net gains (losses) on financial assets mandatory at fair value through other comprehensive income	364	N/A
Net gains (losses) on financial assets available for sale	N/A	119
Net income (loss) from equity method investments	102	20
Other income (loss)	(48)	106
Total noninterest income	4,064	4,288
Compensation and benefits	3,002	3,147
General and administrative expenses	3,456	3,201
Impairment of goodwill and other intangible assets	0	0
Restructuring activities	(1)	(14)
Total noninterest expenses	6,457	6,334
Income (loss) before income taxes	432	878
Income tax expense (benefit)	312	303
Net income (loss)	120	575
Net income (loss) attributable to noncontrolling interests	(0)	4
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	120	571

[1]	Interest and similar income included € 3.8 billion calculated based on the effective interest rate method.

Earnings per Common Share

	Three months ended
	Mar 31, 2018	Mar 31, 2017
Earnings per common share:[1]
Basic	€ 0.06	€ 0.36
Diluted	€ 0.06	€ 0.34
Number of shares in million:[1]
Denominator for basic earnings per share – weighted-average shares outstanding	2,094.6	1,579.7
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,151.3	1,655.0

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before April 2017 in order to reflect the effect of the bonus component of subscription rights issued in April 2017 in connection with the capital increase.

Deutsche Bank	Consolidated Statement of Comprehensive Income (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

Consolidated Statement of Comprehensive Income

(unaudited)

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017
Net income (loss) recognized in the income statement	120	575
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(164)	(81)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	48	N/A
Total of income tax related to items that will not be reclassified to profit or loss	48	15
Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	N/A	(12)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	N/A	(125)
Financial assets mandatory at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	58	N/A
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(364)	N/A
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(7)	(12)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	2
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	(2)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(0)	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(410)	(393)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Equity Method Investments
Net gains (losses) arising during the period	(2)	(13)
Total of income tax related to items that are or may be reclassified to profit or loss	63	114
Other comprehensive income (loss), net of tax	(730)	(509)
Total comprehensive income (loss), net of tax	(610)	66
Attributable to:
Noncontrolling interests	(8)	3
Deutsche Bank shareholders and additional equity components	(602)	63

Deutsche Bank	Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Mar 31, 2018	Dec 31, 2017
Cash and central bank balances	226,720	225,655
Interbank balances (w/o central banks)	11,160	9,265
Central bank funds sold and securities purchased under resale agreements	10,082	9,971
Securities borrowed	1,738	16,732
Financial assets at fair value through profit or loss
Trading assets	173,014	184,661
Positive market values from derivative financial instruments	337,454	361,032
Non-trading financial assets mandatory at fair value through profit and loss	118,038	N/A
Financial assets designated at fair value through profit or loss	2,611	91,276
Total financial assets at fair value through profit or loss	631,118	636,970
Financial assets at fair value through other comprehensive income	53,151	N/A
Financial assets available for sale	N/A	49,397
Equity method investments	898	866
Loans at amortized cost	387,366	401,699
Securities held to maturity	N/A	3,170
Property and equipment	2,453	2,663
Goodwill and other intangible assets	8,751	8,839
Other assets	136,156	101,491
Assets for current tax	1,514	1,215
Deferred tax assets	6,628	6,799

Total assets	1,477,735	1,474,732

Liabilities and Equity
in € m.	Mar 31, 2018	Dec 31, 2017
Deposits	570,852	580,812
Central bank funds purchased and securities sold under repurchase agreements	18,374	18,105
Securities loaned	7,695	6,688
Financial liabilities at fair value through profit or loss
Trading liabilities	83,832	71,462
Negative market values from derivative financial instruments	322,629	342,726
Financial liabilities designated at fair value through profit or loss	48,874	63,874
Investment contract liabilities	550	574
Total financial liabilities at fair value through profit or loss	455,886	478,636
Other short-term borrowings	17,476	18,411
Other liabilities	167,234	132,208
Provisions	5,483	5,219
Liabilities for current tax	1,105	1,001
Deferred tax liabilities	323	346
Long-term debt	161,480	159,715
Trust preferred securities	3,802	5,491
Obligation to purchase common shares	0	0
Total liabilities	1,409,710	1,406,633
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	39,974	39,918
Retained earnings	17,164	17,454
Common shares in treasury, at cost	(24)	(9)
Equity classified as obligation to purchase common shares	0	0
Accumulated other comprehensive income (loss), net of tax	(463)	520
Total shareholders’ equity	61,943	63,174
Additional equity components	4,673	4,675
Noncontrolling interests	1,410	250
Total equity	68,025	68,099
Total liabilities and equity	1,477,735	1,474,732

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost

Balance as of December 31, 2016	3,531	33,765	18,987	0

Total comprehensive income (loss), net of tax[1]	0	0	571	0

Common shares issued	0	0	0	0

Cash dividends paid	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(67)	0

Net change in share awards in the reporting period	0	36	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	62

Tax benefits related to share-based compensation plans	0	(2)	0	0

Option premiums and other effects from options on common shares	0	0	0	0

Purchases of treasury shares	0	0	0	(1,394)

Sale of treasury shares	0	0	0	1,248

Net gains (losses) on treasury shares sold	0	7	0	0

Other	0	32	0	0

Balance as of March 31, 2017	3,531	33,838	19,491	(84)

Balance as of December 31, 2017 (IAS 39)	5,291	39,918	17,454	(9)

IFRS 9 Introduction Impact	0	(2)	(301)	0

Balance as of January 1, 2018 (IFRS 9)	5,291	39,916	17,153	(9)

Total comprehensive income (loss), net of tax[1]	0	0	120	0

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0

Common shares issued	0	0	0	0

Cash dividends paid	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(108)	0

Net change in share awards in the reporting period	0	(127)	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	101

Tax benefits related to share-based compensation plans	0	(5)	0	0

Option premiums and other effects from options on common shares	0	0	0	0

Purchases of treasury shares	0	0	0	(1,918)

Sale of treasury shares	0	0	0	1,802

Net gains (losses) on treasury shares sold	0	2	0	0

Other	0	188[2]	0	0

Balance as of March 31, 2018	5,291	39,974	17,164	(24)

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Includes impact from initial public offering DWS Group GmbH & Co. KGaA.

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

	Unrealized net gains (losses)

in € m.	On financial assets available for sale, net of tax[2]	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax[1]

Balance as of December 31, 2016	912	0	0	143	0	2,418	77	3,550

Total comprehensive income (loss), net of tax[1]	(95)	0	0	(12)	(2)	(318)	(13)	(441)

Common shares issued	0	0	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	0	0	0	0	0	0

Net change in share awards in the reporting period	0	0	0	0	0	0	0	0

Treasury shares distributed under share- based compensation plans	0	0	0	0	0	0	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	0	0	0	0	0	0	0

Purchases of treasury shares	0	0	0	0	0	0	0	0

Sale of treasury shares	0	0	0	0	0	0	0	0

Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0

Other	0	0	0	0	0	0	0	0

Balance as of March 31, 2017	817	0	0	131	(2)	2,100	64	3,109

Balance as of December 31, 2017 (IAS 39)	689	0	0	18	0	(227)	40	520

IFRS 9 Introduction Impact	(689)	394	(16)	0	0	(45)	(12)	(368)

Balance as of January 1, 2018 (IFRS 9)	0	394	(16)	18	0	(272)	28	152

Total comprehensive income (loss), net of tax[1]	0	(258)	48	(5)	0	(393)	(5)	(615)

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	0	0	0

Common shares issued	0	0	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	0	0	0	0	0	0

Net change in share awards in the reporting period	0	0	0	0	0	0	0	0

Treasury shares distributed under share- based compensation plans	0	0	0	0	0	0	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	0	0	0	0	0	0	0

Purchases of treasury shares	0	0	0	0	0	0	0	0

Sale of treasury shares	0	0	0	0	0	0	0	0

Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0

Other	0	0	0	0	0	0	0	0

Balance as of March 31, 2018	0	136	31	13	0	(665)	23	(463)

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Excluding unrealized net gains (losses) from equity method investments.

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

in € m.	Total shareholders’ equity	Additional equity components[2]		Noncontrolling interests	Total equity

Balance as of December 31, 2016	59,833	4,669		316	64,819

Total comprehensive income (loss), net of tax[1]	130	0		3	133

Common shares issued	0	0		0	0

Cash dividends paid	0	0		0	0

Coupon on additional equity components, net of tax	0	0		0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	(67)	0		0	(67)

Net change in share awards in the reporting period	36	0		0	36

Treasury shares distributed under share-based compensation plans	62	0		0	62

Tax benefits related to share-based compensation plans	(2)	0		0	(2)

Option premiums and other effects from options on common shares	0	0		0	0

Purchases of treasury shares	(1,394)	0		0	(1,394)

Sale of treasury shares	1,248	0		0	1,248

Net gains (losses) on treasury shares sold	7	0		0	7

Other	32	6	[3]	(28)	10

Balance as of March 31, 2017	59,885	4,675		292	64,852

Balance as of December 31, 2017 (IAS 39)	63,174	4,675		250	68,099

IFRS 9 Introduction Impact	(671)	0		(1)	(672)

Balance as of January 1, 2018 (IFRS 9)	62,503	4,675		249	67,427

Total comprehensive income (loss), net of tax[1]	(494)	0		0	(495)

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0		0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0		0	0

Common shares issued	0	0		0	0

Cash dividends paid	0	0		0	0

Coupon on additional equity components, net of tax	0	0		0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	(108)	0		(7)	(115)

Net change in share awards in the reporting period	(127)	0		11	(115)

Treasury shares distributed under share-based compensation plans	101	0		0	101

Tax benefits related to share-based compensation plans	(5)	0		1	(4)

Option premiums and other effects from options on common shares	0	0		0	0

Purchases of treasury shares	(1,918)	0		0	(1,918)

Sale of treasury shares	1,802	0		0	1,802

Net gains (losses) on treasury shares sold	2	0		0	2

Other	187	(2)[3]		1,156 [4]	1,341

Balance as of March 31, 2018	61,943	4,673		1,410	68,025

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

3 Includes net proceeds from purchase and sale of additional equity components.

4 Includes impact from initial public offering DWS Group GmbH & Co. KGaA.

Deutsche Bank	Consolidated Statement of Cash Flows (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017
Net income (loss)	120	575

Cash flows from operating activities:
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for credit losses	88	133
Restructuring activities	(1)	(14)
Gain on sale of financial assets available for sale and securities held to maturity	N/A	(127)
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(618)	(17)
Deferred income taxes, net	278	288
Impairment, depreciation and other amortization, and accretion	317	694
Share of net income (loss) from equity method investments	(17)	(18)

Income (loss) adjusted for noncash charges, credits and other items	167	1,514

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	(12,147)	(25)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	14,843	(2,707)
Non-Trading financial assets mandatory at fair value through profit and loss	(118,362)	N/A
Financial assets designated at fair value through profit or loss	88,664	(12,607)
Loans at amortized cost	11,174	(272)
Other assets	(39,481)	(7,611)
Deposits	(6,117)	5,955
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	(14,574)	5,556
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	1,428	(6,190)
Other short-term borrowings	(919)	2,927
Other liabilities	33,149	14,502
Senior long-term debt[2]	2,236	550
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	27,021	(3,323)
Other, net	1,275	(983)

Net cash provided by (used in) operating activities	(11,643)	(2,714)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	6,464	N/A
Maturities of financial assets at fair value through other comprehensive income	4,533	N/A
Sale of debt securities held to collect at amortized cost	2	N/A
Maturities of debt securities held to collect at amortized cost	305	N/A
Sale of financial assets available for sale	N/A	3,087
Maturities of financial assets available for sale	N/A	2,569
Maturities of securities held to maturity	N/A	0
Sale of equity method investments	12	5
Sale of property and equipment	278	36
Purchase of:
Financial assets at fair value through other comprehensive income	(6,575)	N/A
Debt Securities htc at amortized cost	(64)	N/A
Financial assets available for sale	N/A	(5,003)
Securities held to maturity	N/A	0
Equity method investments	0	0
Property and equipment	(96)	(145)
Net cash received in (paid for) business combinations/divestitures	25	0
Other, net	(304)	(334)

Net cash provided by (used in) investing activities	4,580	215

Cash flows from financing activities:
Issuances of subordinated long-term debt	46 [3]	46
Repayments and extinguishments of subordinated long-term debt	(297) [3]	0
Issuances of trust preferred securities	1 [4]	0
Repayments and extinguishments of trust preferred securities	(1,606) [4]	(3)
Common shares issued	0	0
Purchases of treasury shares	(1,918)	(1,394)
Sale of treasury shares	1,801	1,255
Additional Equity Components (AT1) issued	0	0
Purchases of Additional Equity Components (AT1)	(67)	(68)
Sale of Additional Equity Components (AT1)	63	73
Coupon on additional equity components, pre tax	0	0
Dividends paid to noncontrolling interests	0	0
Net change in noncontrolling interests	1,161	(27)
Cash dividends paid to Deutsche Bank shareholders	0	0
Other, net	93	0

Net cash provided by (used in) financing activities	(723)	(118)

Net effect of exchange rate changes on cash and cash equivalents	(1,349)	(591)

Net increase (decrease) in cash and cash equivalents	(9,136)	(3,208)
Cash and cash equivalents at beginning of period	229,025	185,649

Deutsche Bank	Consolidated Statement of Cash Flows (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017
Cash and cash equivalents at end of period	219,889	182,439

Net cash provided by (used in) operating activities including

Income taxes paid (received), net	148	241
Interest paid	3,280	2,896
Interest received	5,210	5,573
Dividends received	798	477

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks)	213,242	176,406
Interbank balances (w/o central banks) (not included: time deposits of € 18,004 million as of March 31, 2018, and € 7,077 million as of March 31, 2017)	6,647	6,032

Total	219,889	182,439

[1]

Included are senior long-term debt issuances of € 1,927 million and € 1,087 million and repayments and extinguishments of € 1,621 million and € 690 million through March 31, 2018 and March 31, 2017, respectively.

[2]	Included are issuances of € 16,508 million and € 9,711 million and repayments and extinguishments of € 11,963 million and € 8,754 million through March 31, 2018 and March 31, 2017, respectively.
[3]	Non-cash changes for Subordinated Long Term Debt are € (70) million in total and driven by FX movements of € (75) million.
[4]	Non-cash changes for Trust Preferred Securities are € (85) million in total and driven by FX movements of € (76) million and FV changes of € (13) million.

Deutsche Bank	Basis of Preparation (unaudited)
Interim Report as of March 31, 2018	Earnings per Common Share

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2017, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles” and “IFRS 9 Transition Impact Analysis”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Discount Rate for Defined Benefit Pension Plans: In 2017 the Group moved to a more standardized, simpler approach to set its discount rate used to value its defined benefit plans in the eurozone; similar approaches are generally accepted and are already used for the Group’s other major pension plans in the United Kingdom and the United States. The refinement resulted in no change in the discount rate and so no effect on the Group’s Consolidated Statement of Comprehensive Income in 2017.

Adjustment of Impairment Methodology for Shipping Loans: In the third quarter of 2017, the Group adjusted the parameters for shipping loans being assessed for impairment under a going concern or gone concern scenario. This change in parameters resulted in a change in the estimated impairment charge of € 70 million increase. The Group also revised its general haircut applied to shipping loans with gone concern exposures, which also resulted in a change in estimate of € 36 million additional impairment. These changes in estimates are reflected in the allowance for credit losses.

Deutsche Bank	Impact of Changes in Accounting Principles (unaudited)
Interim Report as of March 31, 2018	New Accounting Pronouncements

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IFRS 2 Share-based Payments

On January 1, 2018, the Group adopted amendments to IFRS 2, “Share-based Payment” which clarify the accounting for certain types of share-based payment transactions. The amendments which were developed through the IFRS Interpretations Committee clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments did not have a material impact on the Group’s consolidated financial statements.

IFRS 9 Financial Instruments

On January 1, 2018, the Group adopted IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. The Group will also early adopt the amendments to IFRS 9 “Prepayment Features with Negative Compensation” in the second quarter 2018. IFRS 9 introduces new requirements on how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the rules for impairment of financial assets and amends the requirements for hedge accounting. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. Please refer to the “IFRS 9 Transition Impact Analysis” section for the impact on the Group’s consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

On January 1, 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9. The new requirements replace several other IFRS standards and interpretations that governed revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The Standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements which are relevant to the Group were not effective as of March 31, 2018 and therefore have not been applied in preparing these condensed consolidated interim financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has been endorsed by the EU.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of March 31, 2018	New Accounting Pronouncements

be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. The standard has yet to be endorsed by the EU.

Improvements to IFRS 2015-2017 Cycles

In December 2017, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2015-2017 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 3 “Business combinations”, IAS 12 “Income taxes” and “IAS 23 Borrowing costs”. The amendments will be effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group expects that the amendments will not have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Deutsche Bank’s Ownership Interest following Initial Public Offering of DWS shares

Deutsche Bank announced on February 26, 2018 its intention to proceed with the planned Initial Public Offering (“IPO”) of its subsidiary DWS Group GmbH & Co. KGaA (“DWS”) on the regulated market of the Frankfurt Stock Exchange. The IPO consisted purely of the sale of existing shares directly held by DWS’s sole shareholder, DB Beteiligungs Holding GmbH, a 100 % subsidiary of Deutsche Bank AG. The total placement volume is comprised of 44.5 million DWS shares including over-allotments (greenshoe) of 4.5 million shares.

As announced on March 22, 2018, the placement price for shares offered in the IPO had been set at € 32.50 per share. As of March 31, 2018, 40.0 million DWS shares were sold to new investors. Based on the placement price, the market capitalization of DWS amounted to € 6.5 billion. Deutsche Bank received gross proceeds of € 1.3 billion from the placement of DWS shares, resulting in investors other than Deutsche Bank holding 20.0 % of DWS. Subsequently, Deutsche Bank will remain DWS’s majority shareholder post IPO.

The carrying amount of DWS’ net assets in the Group’s consolidated financial statements on the date of the IPO was € 5.9 billion. This includes the net assets from the U.S. Asset Management business transferred to DWS on April 2, 2018 which was subject to contractually binding agreements between the Group entities involved and constituted an element of the offering.

The following table summarizes the effect of changes in Deutsche Bank’s ownership interest in DWS:

in € m.	2018
Deutsche Bank’s ownership interest at the time of the IPO	5,945

Net decrease in Deutsche Bank’s ownership interests	(1,191)

Deutsche Bank’s share of net income or loss	10

Deutsche Bank’s share of other comprehensive income	0

Deutsche Bank’s share of other equity changes	89

Deutsche Bank’s ownership interest at the end of the period	4,853

By the end of the stabilization period (April 20, 2018), out of the total greenshoe volume of 4.5 million shares, 1,018,128 shares were allocated to new shareholders, which increased the proportion of outside shareholders in DWS to 20.51%.

IFRS 9 Transition Impact Analysis

The purpose of this section is to describe the key aspects of the changes following the adoption of IFRS 9 with regards to classification and measurement and impairment as well as to provide an overview of the impact on key ratios, regulatory capital, Total Shareholders’ Equity and Risk-weighted assets (RWA) at Deutsche Bank. This section provides a movement analysis from IAS 39 reported numbers as included in the Deutsche Bank Annual Report 2017 to IFRS 9 numbers as adopted from January 1, 2018. Further information on the implementation of IFRS 9 can be found in Deutsche Bank’s IFRS 9 Transition Report published on April 19, 2018.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of March 31, 2018	Classification and Measurement Implementation

The transition rules of IFRS 9 do not require a retrospective application to prior periods, accordingly the initial adoption effect is reflected in the opening balance of Shareholders’ equity for the financial year 2018. Comparative periods in the notes in the following chapters of this report are presented in the structure according to IAS 39.

Classification and Measurement Implementation

IFRS 9 requires the classification of financial assets to be determined based on both the business model used for managing the financial assets and the contractual cash flow characteristics of the financial asset (also known as SPPI). There was no change from IAS 39 to IFRS 9 for the classification and measurement of financial liabilities.

Business Model

There are three business models available under IFRS 9:

–	Hold to Collect - Financial assets held with the objective to collect contractual cash flows.
–	Hold to Collect and Sell - Financial assets held with the objective of both collecting contractual cash flows and selling financial assets.
–	Other - Financial assets held with trading intent or that do not meet the criteria of either “Hold to collect” or “Hold to collect and sell”.

The assessment of business model requires judgment based on facts and circumstances at the date of the assessment. Deutsche Bank has considered quantitative factors (e.g., the expected frequency and volume of sales) and qualitative factors such as how the performance of the business model and the financial assets held within that business model are evaluated and reported to Deutsche Bank’s key management personnel; the risks that affect the performance of the business model and the financial assets held within that business model, in particular, the way in which those risks are managed; and how managers of the business are compensated (e.g., whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected).

Solely Payments of Principal and Interest (SPPI)

If a financial asset is held in either a Hold to Collect or a Hold to Collect and Sell business model, then an assessment to determine whether contractual cash flows are solely payments of principal and interest on the principal amount outstanding at initial recognition is required to determine the classification.

Contractual cash flows, that are SPPI on the principal amount outstanding, are consistent with a basic lending arrangement. Interest is consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks (e.g., liquidity risk) and costs (e.g., administrative costs) associated with holding the financial asset for a particular period of time; and a profit margin that is consistent with a basic lending arrangement.

Financial Assets at Amortized Cost

A financial asset is classified and subsequently measured at amortized cost, unless designated under the fair value option, if the financial asset is held in a Hold to Collect business model and the contractual cash flows are SPPI.

Under this measurement category, the financial asset is measured at fair value at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and adjusted for any impairment allowance.

Financial Assets at Fair Value through Other Comprehensive Income

A financial asset shall be classified and measured at fair value through other comprehensive income (FVOCI), unless designated under the fair value option, if the financial asset is held in a Hold to Collect and Sell business model and the contractual cash flows are SPPI.

Under FVOCI, a financial asset is measured at its fair value with any movements being recognized in Other Comprehensive Income (OCI) and is assessed for impairment under the new ECL model. The foreign currency translation effect for FVOCI assets is recognized in profit or loss, as is the interest component by using the effective interest method. The amortization of premiums and accretion of discount are recorded in net interest income. Realized gains and losses are reported in net gains

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of March 31, 2018	Impairment Implementation

(losses) on financial assets at FVOCI. Generally, the weighted-average cost method is used to determine the cost of FVOCI financial assets.

It is possible to designate non trading equity instruments as FVOCI. However, this category is expected to have limited usage by the Group and has not been used to date.

Financial Assets at Fair Value through Profit and Loss

Any financial asset that is held for trading or that does not fall into the Hold to Collect nor Hold to Collect and Sell business models shall be assigned into the Other business model and is measured at fair value through profit or loss (FVTPL).

Additionally, any instrument for which the contractual cash flow characteristics are not SPPI must be measured at FVTPL; even if held in a Hold to Collect or Hold to Collect and Sell business model.

Financial instruments are included in the Other business model and held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions.

Financial Assets Designated at Fair Value through Profit or Loss

At initial recognition, Deutsche Bank may irrevocably designate a financial asset that would otherwise be measured subsequently at amortized cost or FVOCI, as measured at FVTPL, if such designation eliminates or significantly reduces a recognition and measurement inconsistency (i.e. accounting mismatch) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on a different basis.

Impairment Implementation

The impairment requirements of IFRS 9 apply to all debt instruments that are measured at amortized cost or FVOCI, and to off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as “Financial Assets”). This contrasts to the IAS 39 impairment model which was not applicable to loan commitments and financial guarantee contracts, as these were instead covered by International Accounting Standard 37: “Provisions, Contingent Liabilities and Contingent Assets” (IAS 37).

The determination of impairment losses and allowance moves from an incurred credit loss model whereby credit losses are recognized when a defined loss event occurs under IAS 39, to an expected credit loss model under IFRS 9, where provisions are taken upon initial recognition of the Financial Asset, based on expectations of potential credit losses at the time of initial recognition. Under IFRS 9, the Group first evaluates individually whether objective evidence of impairment exists for loans that are individually significant. It then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under the individual assessment.

Staged Approach to the Determination of Expected Credit Losses

IFRS 9 introduces a three stage approach to impairment for Financial Assets that are performing at the date of origination or purchase. This approach is summarized as follows:

–

Stage 1: The Group recognizes a credit loss allowance at an amount equal to 12-month expected credit losses. This represents the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, assuming that credit risk has not increased significantly after initial recognition.

–

Stage 2: The Group recognizes a credit loss allowance at an amount equal to lifetime expected credit losses (LTECL) for those Financial Assets which are considered to have experienced a significant increase in credit risk since initial recognition. This requires the computation of ECL based on lifetime probability of default (LTPD) that represents the probability of default occurring over the remaining lifetime of the Financial Asset. Allowance for credit losses are higher in this stage because of an increase in credit risk and the impact of a longer time horizon being considered compared to 12 months in Stage 1.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of March 31, 2018	Impairment Implementation

—

Stage 3: The Group recognizes a loss allowance at an amount equal to lifetime expected credit losses, reflecting a Probability of Default (PD) of 100%, via the recoverable cash flows for the asset, for those Financial Assets that are credit-impaired. The Group’s definition of default is aligned with the regulatory definition. The treatment of loans in Stage 3 remains substantially the same as the treatment of impaired loans under IAS 39 except for homogeneous portfolios.

Financial Assets that are credit-impaired upon initial recognition are categorized within Stage 3 with a carrying value already reflecting the lifetime expected credit losses. The accounting treatment for these purchased or originated credit-impaired (POCI) assets is discussed further below.

Significant Increase in Credit Risk

Under IFRS 9, when determining whether the credit risk (i.e., risk of default) of a Financial Asset has increased significantly since initial recognition, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information (including macro-economic factors). The assessment of significant credit deterioration is key in determining when to move from measuring an allowance based on 12-month ECLs to one that is based on lifetime ECLs (i.e., Stage 1 to Stage 2). The Group’s framework aligns with the internal CRM process and covers rating related and process related indicators.

Credit Impaired Financial Assets in Stage 3

The Group has aligned its definition of credit impaired under IFRS 9 to when a Financial Asset has defaulted for regulatory purposes, according to the Capital Requirements Regulation (CRR) under Art. 178.

The determination of whether a Financial Asset is credit impaired focusses exclusively on default risk, without taking into consideration the effects of credit risk mitigants such as collateral or guarantees. Specifically, a Financial Asset is credit impaired and in Stage 3 when:

–

The Group considers the obligor is unlikely to pay its credit obligations to the Group. Determination may include forbearance actions, where a concession has been granted to the borrower or economic or legal reasons that are qualitative indicators of credit impairment; or

–	Contractual payments of either principal or interest by the obligor are past due by more than 90 days.

For Financial Assets considered to be credit impaired, the ECL allowance covers the amount of loss the Group is expected to suffer. The estimation of ECLs is done on a case-by-case basis for non-homogeneous portfolios, or by applying portfolio based parameters to individual Financial Assets in these portfolios via the Group’s ECL model for homogeneous portfolios.

Forecasts of future economic conditions when calculating ECLs are considered. The lifetime expected losses are estimated based on the probability-weighted present value of the difference between 1) the contractual cash flows that are due to the Group under the contract; and 2) the cash flows that the Group expects to receive.

A Financial Asset can be classified as in default but without an allowance for credit losses (i.e., no impairment loss is expected). This may be due to the value of collateral. The Group’s engine based ECL calculation is conducted on a monthly basis, whereas the case-by-case assessment of ECL in Stage 3 for our non-homogeneous portfolio has to be performed at least on a quarterly basis within our dedicated application.

Purchased or Originated Credit Impaired Financial Assets in Stage 3

A Financial Asset is considered purchased or originated credit-impaired if there is objective evidence of impairment at the time of initial recognition (i.e., rated in default by Credit Risk Management, CRM). Such defaulted Financial Assets are termed POCI Financial Assets. Typically the purchase price or fair value at origination embeds expectations of lifetime expected credit losses and therefore no separate credit loss allowance is recognized on initial recognition. Subsequently, POCI Financial Assets are measured to reflect lifetime expected credit losses, and all subsequent changes in lifetime expected credit losses, whether positive or negative, are recognized in the income statement as a component of the provision for credit losses. POCI Financial Assets can only be classified in Stage 3.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of March 31, 2018	Key Ratios

Write-Offs

The Group reduces the gross carrying amount of a Financial Asset when there is no reasonable expectation of recovery, which is materially unchanged compared to IAS 39. Write-offs can relate to a Financial Asset in its entirety, or to a portion of it, and constitute a derecognition event.

Interest Income Calculation

For Financial Assets in Stage 1 and Stage 2, the Group calculates interest income by applying the Effective Interest Rate (EIR) to the gross carrying amount (i.e., without deduction for ECLs). Interest income for financial assets in Stage 3 is calculated by applying the EIR to the amortized cost (i.e., the gross carrying amount less the credit loss allowance). For Financial Assets classified as POCI only, interest income is calculated by applying a credit-adjusted EIR (based on an initial expectation of further credit losses) to the amortized cost of these POCI assets. As a result of the amendments to International Accounting Standard 1: “Presentation of Financial Statements” (IAS 1) following IFRS 9, the Group will present interest revenue calculated using the EIR method separately in the income statement.

The EAD over the lifetime of a Financial Asset is modelled taking into account expected repayment profiles. We apply specific Credit Conversion Factors (CCFs) in order to calculate an EAD value. Conceptually, the EAD is defined as the expected amount of the credit exposure to a counterparty at the time of its default. In instances where a transaction involves an unused limit, a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a counterparty default. This reflects the assumption that for commitments the utilization at the time of default might be higher than the utilization under IAS 39. When a transaction involves an additional contingent component (i.e., guarantees) a further percentage share is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. The calibrations of such parameters are based on statistical experience as well as internal historical data and consider counterparty and product type specifics.

Hedge Accounting

IFRS 9 incorporates new hedge accounting rules that intend to better align hedge accounting with risk management practices. Generally, some restrictions under IAS 39 rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting. IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Group has decided to exercise this accounting policy choice and did not adopt IFRS 9 hedge accounting as of January 1, 2018. However, the Group will implement the revised hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”’.

Reconciliation

Key Ratios

Key Ratios	IAS 39 as of Dec 31, 2017	IFRS 9 as of Jan 1, 2018[1]
CRR/CRD 4 fully loaded Common Equity Tier 1 ratio	14.0%	13.9%
CRR/CRD 4 fully loaded Leverage Ratio	3.8%	3.8%
CRR/CRD 4 Leverage Ratio according to transitional rules (phase-in)	4.1%	4.1%

1 Pro forma

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of March 31, 2018	Impact on Regulatory Capital, RWA, and Leverage Exposure

Impact on Regulatory Capital, RWA, and Leverage Exposure

Fully loaded

in € m.	Total shareholders’ equity per accounting balance sheet	Common Equity Tier 1 capital	Tier 1 Capital
Balance as of December 31, 2017	63,174	48,300	52,921
IFRS 9 changes from	(870)	(870)	(870)
Classification and Measurement	(193)	(193)	(193)
Impairments	(677)	(677)	(677)
Tax effects from	199	199	199
Classification and Measurement	65	65	65
Impairments	134	134	134
IFRS 9 impact net of tax	(671)	(671)	(671)
Changes to regulatory deductions
Negative amounts resulting from the calculation of expected loss amounts		278	278
Balance as of January 1, 2018[1]	62,503	47,907	52,528
1 Pro forma
in € bn		Risk-Weighted Assets	Leverage Exposure
Balance as of December 31, 2017		344	1,395
Changes from		0	(0)
DTA RWA / Change of Total Assets		1	(1)
SA RWA/ Lower Deductions		(0)	0
Balance as of January 1, 2018[1]		345	1,395
Ratios as of December 31, 2017		14.0%	3.8%
Ratios as of January 1, 2018[1]		13.9%	3.8%
Change in bps		(13)	(3)
1 Pro forma

Transitional rules
in € m.	Total shareholders’ equity per accounting balance sheet	Common Equity Tier 1 capital	Tier 1 Capital
Balance as of December 31, 2017	63,174	50,808	57,631
IFRS 9 changes from	(870)	(870)	(870)
Classification and Measurement	(193)	(193)	(193)
Impairments	(677)	(677)	(677)
Tax effects from	199	199	199
Classification and Measurement	65	65	65
Impairments	134	134	134
IFRS 9 impact net of tax	(671)	(671)	(671)
Changes to regulatory deductions
Negative amounts resulting from the calculation of expected loss amounts		223	278
Balance as of January 1, 2018[1]	62,503	50,359[2]	57,238
1 Pro forma
2 Pro forma view considering 80 % phase-in according to CRR transitional rules
in € bn		Risk-Weighted Assets	Leverage Exposure
Balance as of December 31, 2017		343	1,396
Changes from		0	0
DTA RWA / Change of Total Assets		1	0
SA RWA/ Lower Deductions		(0)	0
Balance as of January 1, 2018[1]		344	1,396
Ratios as of December 31, 2017		14.8%	4.1%
Ratios as of January 1, 2018[1]		14.6%	4.1%
Change in bps		(15)	(3)

1 Pro forma

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of March 31, 2018	Classification and Measurement

Classification and Measurement

The following table provides an overview of the impact of the changes to total assets under classification and measurement, excluding allowances for On- and Off-Balance Sheet positions, affected by IFRS 9.

in € m.	IAS 39 carrying amount Dec 31, 2017 (i)	Reclassifications (ii)	Remeasurements (iii)	IFRS 9 carrying amount Jan 1, 2018 (iv=i+ii+iii)
Fair Value through Profit or Loss
From Available for Sale (IAS 39)	-	2,535	(3)	-
From Amortized Cost (IAS 39)	-	41,914	(3)	-
To Amortized Cost (IFRS 9)	-	(5,900)	-	-
To Fair Value through Other Comprehensive Income (IFRS 9)	-	(6,508)	-	-
Total Fair Value through Profit or Loss	636,970	32,041	(6)	669,004
Fair Value through Other Comprehensive Income
From Available for Sale (IAS 39)	-	41,219	(104)	-
From Amortized Cost (IAS 39)	-	9,943	64	-
From Fair Value through Profit or Loss (IAS 39)	-	6,508	-	-
To Amortized Cost (IFRS 9)	-	-	-	-
To Fair Value through Profit or Loss (IFRS 9)	-	-	-	-
Total Fair Value through Other Comprehensive Income	-	57,671	(40)	57,631
Amortized Cost
From Amortized Cost (IAS 39)	-	-	-	-
From Available for Sale (IAS 39)	-	5,642	24	-
From Fair Value through Profit or Loss (IAS 39)	-	5,900	(184)	-
To Fair Value through Other Comprehensive Income (IFRS 9)	-	(6,773)	-	-
To Fair Value through Profit or Loss (IFRS 9)	-	(41,914)	-	-
Total Amortized Cost	780,721	(37,145)	(159)	743,417
Tax Assets	8,396	-	230	8,626
Available for Sale (IAS 39)	49,397	(49,397)	-	-
Held to Maturity (IAS 39)	3,170	(3,170)	-	-
Total Asset balances affected by IFRS 9, Reclassifications and Remeasurements	1,478,654	0	24	1,478,678

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of March 31, 2018	Impairment

Impairment

The following table provides an overview of the impact of the changes to allowances for On- and Off-Balance Sheet positions affected by IFRS 9.

in € m.	IAS 39 Allowances for On-and Off- Balance Sheet positions as at Dec 31, 2017 (i)	Changes due to reclassifications (ii)	Changes due to the introduction of the IFRS 9 ECL model (iii)	IFRS 9 Allowances for On-and Off- Balance Sheet Positions as at Jan 1, 2018 (iv=i+ii+iii)
Fair Value through Profit or Loss
From Available for Sale (IAS 39)	-	-	-	-
From Amortized Cost (IAS 39)	-	-	-	-
To Amortized Cost (IFRS 9)	-	-	-	-
To Fair Value through Cther Comprehensive Income (IFRS 9)	-	-	-	-
Total Fair Value through Profit or Loss	-	-	-	-
Fair Value through Other Comprehensive Income
From Available for Sale (IAS 39)	-	-	12	12
From Amortized Cost (IAS 39)	-	-	0	0
From Fair Value through Profit or Loss (IAS 39)	-	-	-	-
To Amortized Cost (IFRS 9)	-	-	-	-
To Fair Value through Profit or Loss (IFRS 9)	-	-	-	-
Total Fair Value through Other Comprehensive Income	-	-	12	12
Amortized Cost
From Amortized Cost (IAS 39)	3,856	-	737	4,594
From Available for Sale (IAS 39)	-	-	-	-
From Fair Value through Profit or Loss (IAS 39)	-	-	9	9
To Fair Value through Other Comprehensive Income (IFRS 9)	10	(10)	-	-
To Fair Value through Profit or Loss (IFRS 9)	55	(55)	-	-
Total Amortized Cost	3,921	(65)	746	4,603
Total Allowances for On Balance Sheet Positions affected by IFRS 9 ECL Model	3,921	(65)	758	4,615
Off Balance Sheet	285	-	(6)	280
Total Allowances for On- and Off Balance Sheet Positions affected by IFRS 9 ECL Model	4,207	(65)	753	4,894

Deutsche Bank	Segment Information (unaudited)
Interim Report as of March 31, 2018	Business Segments

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Our business operations are organized under the divisional structure comprising the following divisions:

–	Corporate & Investment Bank (“CIB”)
–	Private & Commercial Bank (“PCB”)
–	Asset Management (“AM”)

The key changes compared to Deutsche Bank’s previously reported segmental information are outlined below.

In the first quarter of 2018, the definition of CIB’s ‘Sales & Trading (FIC)’ revenue category has been updated to improve alignment with peer reporting and enable more relevant comparisons. As a result, the category ‘Financing’ ceased to exist and the majority of revenues previously reported under that category, for the year 2017 more than 95%, has been moved into the ‘Sales & Trading (FIC)’ category and the remainder into “Other”. The presentation of comparison periods has been adjusted accordingly.

In March 2017, Deutsche Bank announced its intention to pursue an initial public offering (IPO) of Deutsche Asset Management which was completed in March 2018. Since March 23 2018, shares of the holding company DWS Group GmbH & Co. KGaA are listed on the Frankfurt stock exchange. The corporate division “Deutsche Asset Management” was renamed to “Asset Management” during the first quarter 2018.

Infrastructure expenses relating to shareholder activities as defined in the OECD Transfer Pricing Guidelines, i.e. costs for specific group functions, are no longer allocated to segments, but instead held centrally and reported under ‘Corporate & Other (C&O)’, formerly ‘Consolidation & Adjustments (C&A)’. In 2017 these infrastructure expenses amounted to approximately € 370 million. The presentation of comparison periods has been adjusted accordingly. All categories previously reported under C&A, including valuation and timing differences as well as treasury-related and corporate items not allocated to the divisions, remain in C&O.

Capital Expenditures and Divestitures

During the first three months of 2018, the Group has made the following capital expenditures or divestitures:

In March 2018, Deutsche Bank Group entered into an agreement to sell its Portuguese Private & Commercial Clients business to Abanca Corporación Bancaria S.A. The transaction is expected to be closed in the first half of 2019 and is subject to all required approvals, regulatory notifications, corporate consents and other conditions.

Deutsche Bank	Segment Information (unaudited)
Interim Report as of March 31, 2018	Segmental Results of Operations

Allocation of Average Shareholders’ Equity

Starting 2017, the Group has refined its capital allocation methodology. Shareholders’ equity is now fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier 1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Group’s Common Equity Tier 1 ratio, the Group’s Leverage ratio and the Group’s Capital Loss under Stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured though Risk-weighted assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangible assets continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year. All reported periods have been restated.

The difference between the spot values of the segments and the average Group amount is captured in C&O.

For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Corporate & Other (C&O) as the Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of March 31, 2018	Commissions and Fee Income

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017

Net interest income	2,913	3,058

Trading income[1]	846	1,435

Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	(22)	N/A

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	130	(327)

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	954	1,108

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,867	4,165

Sales & Trading (Equity)	434	474
Sales & Trading (FIC)	1,568	2,291
Total Sales & Trading	2,002	2,766
Global Transaction Banking	463	511
Remaining Products	(151)	(408)
Corporate & Investment Bank	2,315	2,869

Private & Commercial Bank	1,530	1,409

Asset Management	(38)	39

Corporate & Other	60	(151)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,867	4,165

[1]	Trading income includes gains and losses from derivatives not qualifying for hedge accounting.

Net interest income for the quarter ended March 31, 2018 included € 23 million which were related to government grants under the Targeted Longer-Term Refinancing Operations II (TLTRO II)-program.

Commissions and Fee Income

In the first quarter of 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers” which requires disaggregation of revenues prior to the deduction of associated expenses.

Disaggregation of revenues by product type and business segment – based on IFRS 15

	2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated

Major type of services:

Commissions for administration	72	67	6	(0)	145

Commissions for assets under management	14	67	815	0	896

Commissions for other securities	67	9	1	0	77

Underwriting and advisory fees	469	5	0	(14)	459

Brokerage fees	370	301	19	(0)	690

Commissions for local payments	107	254	0	(0)	361

Commissions for foreign commercial business	121	35	0	(0)	155

Commissions for foreign currency/exchange business	2	2	0	(0)	3

Commissions for loan processing and guarantees	212	79	0	0	291

Intermediary fees	4	122	0	4	130

Fees for sundry other customer services	179	59	26	0	264

Total fee and commissions income	1,617	999	866	(11)	3,471

Gross expense					(788)

Net fees and commissions					2,683

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of March 31, 2018	General and Administrative Expenses

Prior to adoption of IFRS 15 the Group disclosed total commissions and fee income and expenses on a gross basis annually. The disaggregation of commissions and fees into Fiduciary activities (€ 1,054 million as of March 31, 2017); Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities (€ 856 million as of March 31, 2017) and Fees for other customer services (€ 1,025 million as of March 31, 2017) was reported quarterly on a net basis.

Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017

Service cost	33	86

Net interest cost (income)	1	2

Total expenses defined benefit plans	35	88

Total expenses for defined contribution plans	117	132

Total expenses for post-employment benefits	152	220

Employer contributions to mandatory German social security pension plan	55	63

The Group expects to pay approximately € 300 million in regular contributions to its retirement benefit plans in 2018. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2018.

Discount rate to determine defined benefit obligation

in %	Mar 31, 2018	Dec 31, 2017

Germany	1.7	1.7

UK	2.5	2.5

U.S.	3.9	3.5
General and Administrative Expenses
	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017

IT costs	1,022	936

Regulatory, Tax & Insurance[1,2]	903	772

Occupancy, furniture and equipment expenses	435	449

Professional service fees	392	416

Banking and transaction charges	176	160

Communication and data services	155	176

Travel and representation expenses	98	98

Marketing expenses	67	60

Other expenses[3]	207	133

Total general and administrative expenses	3,456	3,201

[1]	Regulatory, Tax & Insurance which comprises Bank levy and Insurance and Deposit protection has been presented separately in order to provide further transparency. In the Interim Report for three months ended March 31, 2017, these expenses were included within Other expenses.
[2]	Includes bank levy of € 663 million for the three months ended March 31, 2018 and € 540 million for the three months ended March 31, 2017.
[3]	Includes net litigation related expenses of € 66 million for the three months ended March 31, 2018 and net credit of € 31 million for the three months ended March 31, 2017.

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of March 31, 2018	Effective Tax Rate

Restructuring

Restructuring forms part of the Group’s multi-year strategy originally announced in October 2015 and further refined and amended in March 2017. To implement the strategy we have defined measures that aim to further strengthen the bank, position it for growth and simplify its organizational set-up. The measures also target to reduce adjusted costs through higher efficiency, by optimizing and streamlining processes, and by exploiting synergies.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Net restructuring expense by division

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017

Corporate & Investment Bank	(14)	(32)

Private & Commercial Bank	17	48

Asset Management	(3)	(2)

Total Net Restructuring Charges	1	14

Net restructuring expense by type

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017

Restructuring – Staff related	(3)	9
Thereof:
Termination Payments	5	16
Retention Acceleration	(8)	(6)
Social Security	(1)	0

Restructuring – Non Staff related[1]	4	4

Total net restructuring Charges	1	14

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 624 million and € 696 million as of March 31, 2018 and December 31, 2017, respectively. The majority of the current provisions for restructuring should be utilized in the next two years.

During the three months ended March 31, 2018, 460 full-time equivalent staff were reduced as part of our restructuring program. These reductions were identified within:

Three months ended
Mar 31, 2018

Corporate & Investment Bank	182

Private & Commercial Bank	186

Asset Management	12

Infrastructure	81

Total full-time equivalent staff	460

Effective Tax Rate

2018 to 2017 Three Months Comparison

Income tax expense in the current quarter was € 312 million (first quarter of 2017: € 303 million). The effective tax rate of 72 % was mainly impacted by non-tax deductible expenses, including litigation, and tax effects related to share-based payments. The prior year’s quarter effective tax rate was 35%.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Assets Available for Sale

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Mar 31, 2018	Dec 31, 2017

Trading Financial assets:
Trading assets:
Trading securities	158,181	173,196
Other trading assets[1]	14,833	11,466
Total trading assets	173,014	184,661
Positive market values from derivative financial instruments	337,454	361,032

Total Trading Financial assets	510,469	545,693

Non-trading financial assets mandatory at fair value through profit or loss:
Securities purchased under resale agreements	53,139	N/A
Securities borrowed	28,444	N/A
Loans	14,393	N/A
Other financial assets mandatory at fair value through profit or loss	22,062	N/A

Total Non-trading financial assets mandatory at fair value through profit or loss	118,038	N/A

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	0	57,843
Securities borrowed	0	20,254
Loans	72	4,802
Other financial assets designated at fair value through profit or loss	2,539	8,377

Total financial assets designated at fair value through profit or loss	2,611	91,276

Total financial assets at fair value through profit or loss	631,118	636,970

[1]	Includes traded loans of € 14.1 billion and € 10.9 billion at March 31, 2018 and December 31, 2017, respectively.

in € m.	Mar 31, 2018	Dec 31, 2017

Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	83,092	71,148
Other trading liabilities	740	314
Total trading liabilities	83,832	71,462
Negative market values from derivative financial instruments	322,629	342,726

Total financial liabilities classified as held for trading	406,461	414,189

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	39,597	53,840
Loan commitments	0	8
Long-term debt	6,525	6,439
Other financial liabilities designated at fair value through profit or loss	2,751	3,587

Total financial liabilities designated at fair value through profit or loss	48,874	63,874

Investment contract liabilities	550	574

Total financial liabilities at fair value through profit or loss	455,886	478,636

Financial Assets Available for Sale

in € m.	Mar 31, 2018	Dec 31, 2017

Debt securities	N/A	45,081

Equity securities	N/A	994

Other equity interests	N/A	636

Loans	N/A	2,685

Total financial assets available for sale	N/A	49,397

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Financial assets mandatory at fair value through other comprehensive income

in € m.	Mar 31, 2018	Dec 31, 2017

Securities purchased under resale agreement	2,505	N/A

Debt securities	46,910	N/A

Loans	3,737	N/A

Total financial assets mandatory at fair value through other comprehensive income	53,151	N/A

Securities Held to Maturity

In the first quarter of 2016, the Group began to use the Held to Maturity category to more appropriately present income and capital volatility in the firm’s banking book. In addition to managing the firm’s existing banking book exposure to interest rates, this accounting classification will support certain of the Group’s asset liability management objectives, e.g. maturity transformation.

The Group reclassified € 3.2 billion of securities held Available for Sale to Held to Maturity investments effective January 4, 2016. All reclassified assets are high quality Government, supranational and agency bonds and are managed by Group Treasury as part of the Group’s Strategic Liquidity Reserve.

Carrying values and fair values of financial assets reclassified from Available for Sale to Held to Maturity

	Mar 31, 2018		Dec 31, 2017
in € m.	Carrying value (CV)	Fair Value (FV)	Carrying value (CV)	Fair Value (FV)

Debt securities reclassified:
G7 Government bonds	N/A	N/A	423	434
Other Government, supranational and agency bonds	N/A	N/A	2,747	2,804

Total financial assets reclassified to Held-to-Maturity	N/A	N/A	3,170	3,238

N/A – not applicable

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Carrying value of the financial instruments held at fair value1

	Mar 31, 2018					Dec 31, 2017
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)		Valuation technique unobservable parameters (Level 3)		Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)		Valuation technique unobservable parameters (Level 3)

Financial assets held at fair value:
Trading assets	93,108	71,825		8,081		106,075	69,543		9,043
Trading securities	92,826	61,345		4,010		105,792	62,770		4,634
Other trading assets	282	10,480		4,071		283	6,773		4,409
Positive market values from derivative financial instruments	14,175	315,217		8,062		12,280	341,413		7,340
Non-trading financial assets mandatory at fair value through profit or loss	11,058	101,336		5,644		N/A	N/A		N/A
Financial assets designated at fair value through profit or loss	118	2,383		110		6,547	83,242		1,488
Financial assets mandatory at fair value through OCI	31,441	21,508		201		N/A	N/A		N/A
Financial assets available for sale	N/A	N/A		N/A		29,579	15,713		4,104
Other financial assets at fair value	46	3,222	[2]	201		0	3,258	[2]	47

Total financial assets held at fair value	149,948	515,491		22,299		154,480	513,169		22,022

Financial liabilities held at fair value:
Trading liabilities	64,195	19,615		23		53,644	17,817		2
Trading securities	64,153	18,916		23		53,644	17,503		2
Other trading liabilities	42	699		0		0	314		0
Negative market values from derivative financial instruments	16,864	299,723		6,042		9,163	327,572		5,992
Financial liabilities designated at fair value through profit or loss	0	47,482		1,391		4	62,426		1,444
Investment contract liabilities	0	550		0		0	574		0
Other financial liabilities at fair value	4	1,279	[2]	(426)	[3]	0	1,294	[2]	(298)	[3]

Total financial liabilities held at fair value	81,063	368,650		7,030		62,810	409,683		7,139

[1]	Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Annual Report 2017.
[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

In 2018, on trading assets were transfers of € 1.5 billion from Level 1 to Level 2 based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period was mainly due to sales and settlements offset by transfers between levels 2 and 3, purchases and gains.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The increase in the period is driven by gains and transfers between level 2 and 3 offset by settlements.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The decrease in the period refers to sales, settlements and losses offset by purchases, issuances and transfers between level 2 and 3.

Non trading financial Assets mandatory at Fair Value through Profit or Loss (2018) classified in level 3 of fair value hierarchy consist of financial instruments included in other business model originated, acquired principally for the purpose of selling or repurchasing them in near future and unlisted equity instruments where there is no close proxy and the market is very illiquid. Additionally any instrument for which the contractual cash flow characteristics are not SPPI. The increase in the period driven by purchases, issuances, transfers between level 2 and 3 and gains offset by sales and settlements.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in asset during the period is due to settlements, transfers between level 2 and 3 and losses. Liabilities decreased due transfers between levels 2 and 3 settlements and gains offset by issuance.

Financial assets mandatorily at fair value through OCI (2018) / Financial Assets Available for Sale (2017) include non-performing loan portfolios where there is no trading intent and the market is very illiquid. Assets decreased due to transfers between levels 2 and 3, sales, settlements and losses offset by purchases.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

	Mar 31, 2018
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period

Financial assets held at fair value:
Trading securities	4,198	0	75	408	(749)	0	(267)	971	(626)	4,010

Positive market values from derivative financial instruments	7,340	0	655	0	0	0	(90)	1,051	(893)	8,062

Other trading assets	4,267	0	(13)	513	(500)	36	(235)	579	(576)	4,071

Non-trading financial assets mandatory at fair value through profit or loss	4,613	0	107	1,057	(189)	6	(366)	1,061	(645)	5,644

Financial assets designated at fair value through profit or loss	548	0	(2)	0	0	0	(27)	120	(529)	110

Financial assets mandatory at fair value through OCI	317	0	(10)[5]	62	(24)	0	(0)	92	(236)	201

Other financial assets at fair value	47	0	(0)	0	0	0	0	185	(32)	201

Total financial assets held at fair value	21,328	0	811[6,7]	2,041	(1,461)	42	(986)	4,061	(3,537)	22,299

Financial liabilities held at fair value:
Trading securities	2	0	0	0	0	0	0	22	(1)	23

Negative market values from derivative financial instruments	5,992	0	433	0	0	0	(77)	764	(1,070)	6,042

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,444	0	(44)	0	0	211	(52)	55	(223)	1,391

Other financial liabilities at fair value	(298)	0	(134)	0	0	0	16	(19)	9	(426)

Total financial liabilities held at fair value	7,139	0	254[6,7]	0	0	211	(113)	823	(1,284)	7,030

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets mandatory at fair value through OCI include a loss of € 2 million recognized in other comprehensive income, net of tax.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 92 million and for total financial liabilities held at fair value this is a gain of € 16 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

	Mar 31, 2017
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period

Financial assets held at fair value:
Trading securities	5,012	0	132	401	(700)	0	(159)	1,252	(547)	5,390

Positive market values from derivative financial instruments	9,798	0	(239)	0	0	0	(77)	1,428	(1,513)	9,396

Other trading assets	5,674	(7)	(89)	580	(745)	249	(376)	800	(642)	5,443

Financial assets designated at fair value through profit or loss	1,601	0	(3)	87	(37)	70	(249)	35	(67)	1,437

Financial assets available for sale	4,153	0	126[5]	18	(24)	0	(333)	279	(25)	4,195

Other financial assets at fair value	33	0	(6)	0	0	0	0	0	0	28

Total financial assets held at fair value	26,271	(7)	(80)[6,7]	1,086	(1,506)	319	(1,195)	3,793	(2,793)	25,889

Financial liabilities held at fair value:
Trading securities	52	0	(6)	0	0	0	(9)	83	0	121

Negative market values from derivative financial instruments	8,857	0	135	0	0	0	(602)	554	(1,711)	7,232

Other trading liabilities	0	0	(0)	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,229	(7)	64	0	0	312	(104)	82	(379)	2,197

Other financial liabilities at fair value	(848)	0	53	0	0	0	23	(22)	359	(436)

Total financial liabilities held at fair value	10,290	(7)	246[6,7]	0	0	312	(692)	698	(1,732)	9,115

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets available for sale include a gain of € 9 million recognized in other comprehensive income, net of tax, and a gain of € 20 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 30 million and for total financial liabilities held at fair value this is a gain of € 7 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, then as of March 31, 2018 it could have increased fair value by as much as € 1.4 billion or decreased fair value by as much as € 877 million. As of December 31, 2017 it could have increased fair value by as much as € 1.6 billion or decreased fair value by as much as € 1.0 billion.

The changes in sensitive amounts from December 31, 2017 to March 31, 2018 are therefore a reduction in positive fair value movement of € 108 million, and a reduction in negative fair value movement of € 122 million. The reductions in positive and negative fair value movements run contrary to the actual increase in Group Level 3 assets in the period, from € 22.0 billion at December 31 2017 to € 22.3 billion at March 31 2018, whereas Group Level 3 liabilities did reduce marginally from € 7.1 billion to € 7.0 billion in the period. The contrary direction of reductions in positive and negative fair value movements versus increasing Group Level 3 is primarily driven by changes to the underlying Level 3 population as a result of IFRS 9 implementation in the period. A significant subset of positions which moved from Fair Value Through P&L to Amortized Cost due to IFRS 9 were Non-Performing Loans, which had previously contributed materially to both the positive and negative fair value movement totals given the material valuation uncertainty associated with such assets.

Our sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for Prudent Valuation purposes. Prudent Valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalizing valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 575/2013 (CRR), requiring institutions to apply a deduction from CET 1 the amount of any additional value adjustments on all assets measured at fair value calculated in accordance with Article 105(14). This utilizes exit price analysis performed for the relevant as-sets and liabilities in the Prudent Valuation assessment. The downside sensitivity may be limited in some cases where the fair value is already demonstrably prudent.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Breakdown of the sensitivity analysis by type of instrument1

	Mar 31, 2018		Dec 31, 2017
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives

Securities:
Debt securities	123	88	126	90
Commercial mortgage-backed securities	4	4	6	6
Mortgage and other asset-backed securities	29	34	26	28
Corporate, sovereign and other debt securities	91	50	94	56
Equity securities	68	66	95	67

Derivatives:
Credit	137	98	155	125
Equity	161	130	164	138
Interest related	356	210	340	173
Foreign exchange	60	13	65	12
Other	110	76	106	73

Loans:
Loans	433	196	504	320
Loan commitments	0	0	0	0

Other	0	0	0	0

Total	1,448	877	1,556	999

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Mar 31, 2018

	Fair value

in € m .(unless stated otherwise)	Assets		Liabilities		Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range

Financial instruments held at fair value – held for trading, mandatory at fair value, designated at fair value, mandatory at fair value through OCI, designated at fair value through OCI:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	70		0		Price based	Price	0%	100%
					Discounted cash flow	Credit spread (bps)	150	1,982
Mortgage- and other asset-backed securities	669		0		Price based	Price	0%	102%
					Discounted cash flow	Credit spread (bps)	21	1,500
						Recovery rate	0%	100%
						Constant default rate	0%	13%
						Constant prepayment rate	0%	39%

Total mortgage- and other asset-backed securities	739		0

Debt securities and other debt obligations	3,285		1,220		Price based	Price	0%	176%
Held for trading	3,060		1		Discounted cash flow	Credit spread (bps)	32	500
Corporate, sovereign and other debt securities	3,060
Non-trading financial assets mandatory at fair value through profit or loss	152
Designated at fair value through profit or loss	0		1,219
Mandatory at fair value through OCI	74

Equity securities	902		22		Market approach	Price per net asset value	60%	100%
Held for trading	212		22			Enterprise value/EBITDA (multiple)	6	18
Non-trading financial assets mandatory at fair value through profit or loss	691				Discounted cash flow	Weighted average cost capital	8%	20%

Loans	6,081		0		Price based	Price	0%	106%
Held for trading	3,962		0		Discounted cash flow	Credit spread (bps)	145	573
Non-trading financial assets mandatory at fair value through profit or loss	1,991					Constant default rate	–	–
Designated at fair value through profit or loss	0		0			Recovery rate	40%	40%
Mandatory at fair value through OCI	127

Loan commitments	0		0		Discounted cash flow	Credit spread (bps)	7	786
						Recovery rate	55%	75%
					Loan pricing model	Utilization	0%	100%

Other financial instruments	3,230	[2]	(255)	[3]	Discounted cash flow	IRR	5%	46%
						Repo rate (bps.)	98	260

Total non-derivative financial instruments held at fair value	14,237		988

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.

2 Other financial assets include € 109 million of other trading assets, € 2.8 billion of other financial assets mandatory at fair value and € 110 million other financial assets designated at fair value.

3 Other financial liabilities include € 172 million of securities sold under repurchase agreements designated at fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

	Dec 31, 2017

	Fair value

in € m. (unless stated otherwise)	Assets		Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range

Financial instruments held at fair value – held for trading, mandatory at fair value, designated at fair value, mandatory at fair value through OCI, designated at fair value through OCI:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	79		0		Price based	Price	0%	102%
					Discounted cash flow	Credit spread (bps)	136	2,217
Mortgage- and other asset-backed securities	714		0		Price based	Price	0%	102%
					Discounted cash flow	Credit spread (bps)	12	2,000
						Recovery rate	0%	90%
						Constant default rate	0%	25%
						Constant prepayment rate	0%	29%

Total mortgage- and other asset-backed securities	793		0

Debt securities and other debt obligations	3,870		1,307		Price based	Price	0%	176%
Held for trading	3,559		2		Discounted cash flow	Credit spread (bps)	34	500
Corporate, sovereign and other debt securities	3,559
Designated at fair value	44		1,305
Available-for-sale	267

Equity securities	913		0		Market approach	Price per net asset value	60%	100%
Held for trading	282		0			Enterprise value/EBITDA (multiple)	1	14
Designated at fair value through profit or loss	151				Discounted cash flow	Weighted average cost capital	8%	20%
Available-for-sale	480

Loans	7,397		0		Price based	Price	0%	161%
Held for trading	4,376		0		Discounted cash flow	Credit spread (bps)	190	1,578
Designated at fair value through profit or loss	338		0			Constant default rate	–	–
Available-for-sale	2,684					Recovery rate	40%	40%

Loan commitments	0		8		Discounted cash flow	Credit spread (bps)	5	261
						Recovery rate	37%	75%
					Loan pricing model	Utilization	0%	100%

Other financial instruments	1,710	[2]	131	[3]	Discounted cash flow	IRR	1%	24%
						Repo rate (bps.)	224	254

Total non-derivative financial instruments held at fair value	14,683		1,446

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.

2 Other financial assets include € 34 million of other trading assets, € 956 million of other financial assets designated at fair value and € 674 million other financial assets available for sale.

3 Other financial liabilities include € 131 million of securities sold under repurchase agreements designated at fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Mar 31, 2018

Fair value

in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservablei nput(s) (Level 3)	Range

Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	4,559	2,963		Discounted cash flow	Swap rate (bps)	(71)	2,725
					Inflation swap rate	1%	2%
					Constant default rate	0%	17%
					Constant prepayment rate	2%	38%
				Option pricing model	Inflation volatility	0%	9%
					Interest rate volatility	0%	156%
					IR - IR correlation	(25) %	100%
					Hybrid correlation	(54) %	85%
Credit derivatives	647	741		Discounted cash flow	Credit spread (bps)	0	7,546
					Recovery rate	0%	100%
				Correlation pricing model	Credit correlation	0%	99%
Equity derivatives	762	1,117	[1]	Option pricing model	Stock volatility	5%	89%
					Index volatility	11%	62%
					Index - index correlation	84%	99%
					Stock - stock correlation	2%	84%
					Stock Forwards	0%	8%
					Index Forwards	0%	5%
FX derivatives	1,183	918		Option pricing model	Volatility	(5) %	28%
Other derivatives	912	304		Discounted cash flow	Credit spread (bps)	–	–
				Option pricing model	Index volatility	5%	68%
					Commodity correlation	10%	75%

Total market values from derivative financial instruments	8,062	6,042

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Dec 31, 2017
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:

Interest rate derivatives	4,466	2,250	Discounted cash flow	Swap rate (bps)	(72)	1,036
				Inflation swap rate	(3) %	11%
				Constant default rate	0%	16%
				Constant prepayment rate	2%	38%
			Option pricing model	Inflation volatility	0%	5%
				Interest rate volatility	0%	103%
				IR - IR correlation	(25) %	100%
				Hybrid correlation	(85) %	90%
Credit derivatives	630	909[1]	Discounted cash flow	Credit spread (bps)	0	17,957
				Recovery rate	0%	94%
			Correlation pricing model	Credit correlation	37%	90%
Equity derivatives	728	1,347	Option pricing model	Stock volatility	6%	90%
				Index volatility	7%	53%
				Index - index correlation	–	–
				Stock - stock correlation	2%	93%
				Stock Forwards	0%	7%
				Index Forwards	0%	95%
FX derivatives	1,113	1,058	Option pricing model	Volatility	(6) %	31%
Other derivatives	402	129	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	0%	79%
				Commodity correlation	10%	75%

Total market values from derivative financial instruments	7,340	5,693

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Financial Instruments carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Three months ended
in € m.	Mar 31, 2018	Mar 31, 2017
Financial assets held at fair value:
Trading securities	106	321
Positive market values from derivative financial instruments	815	(84)
Other trading assets	(18)	50
Non-trading financial assets mandatory at fair value through profit or loss	163	0
Financial assets designated at fair value through profit or loss	(1)	(14)
Financial assets mandatory at fair value through OCI	(2)	N/A
Financial assets available for sale	N/A	47
Other financial assets at fair value	(0)	(5)

Total financial assets held at fair value	1,063	315

Financial liabilities held at fair value:
Trading securities	1	8
Negative market values from derivative financial instruments	(509)	(200)
Other trading liabilities	0	(0)
Financial liabilities designated at fair value through profit or loss	39	(37)
Other financial liabilities at fair value	135	(56)

Total financial liabilities held at fair value	(334)	(285)

Total	728	30

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Mar 31, 2018	Mar 31, 2017
Balance, beginning of year	596	916

New trades during the period	66	60

Amortization	(53)	(87)

Matured trades	(35)	(41)

Subsequent move to observability	(2)	(30)

Exchange rate changes	1	5

Balance, end of period	572	824

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 14 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Annual Report 2017.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 13 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2017.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Mar 31, 2018		Dec 31, 2017
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and central bank balances	226,720	226,720	225,655	225,655
Interbank deposits (w/o central banks)	11,160	11,160	9,265	9,265
Central bank funds sold and securities purchased under resale agreements	10,082	10,082	9,971	9,973
Securities borrowed	1,738	1,738	16,732	16,732
Loans	387,366	388,154	401,699	403,842
Securities held to maturity	N/A	N/A	3,170	3,238
Other financial assets	117,128	117,304	88,936	88,939

Financial liabilities:
Deposits	570,852	571,002	580,812	580,945
Central bank funds purchased and securities sold under repurchase agreements	18,374	18,374	18,105	18,103
Securities loaned	7,695	7,695	6,688	6,688
Other short-term borrowings	17,476	17,472	18,411	18,412
Other financial liabilities	142,229	142,229	117,366	117,366
Long-term debt	161,480	162,581	159,715	161,829
Trust preferred securities	3,802	4,148	5,491	5,920

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Annual Report 2017.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Annual Report 2017.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Offsetting Financial Assets and Financial Liabilities

Assets

	Mar 31, 2018
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	7,379	0	7,379	0	0	(7,172)	206
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,704	0	2,704	0	0	(2,704)	0

Securities borrowed (enforceable)	1,265	0	1,265	0	0	(1,265)	0
Securities borrowed (non-enforceable)	474	0	474	0	0	(373)	101

Financial assets at fair value through profit or loss (enforceable)	475,098	(89,917)	385,180	(271,055)	(38,806)	(66,262)	9,057
Thereof: Positive market values from derivative financial instruments (enforceable)	339,309	(18,114)	321,195	(266,473)	(38,395)	(6,467)	9,860
Financial assets at fair value through profit or loss (non- enforceable)	245,938	0	245,938	0	(2,126)	(19,031)	224,781
Thereof: Positive market values from derivative financial instruments (non-enforceable)	16,259	0	16,259	0	(2,126)	(1,609)	12,524

Total financial assets at fair value through profit or loss	721,035	(89,917)	631,118	(271,055)	(40,932)	(85,293)	233,838

Loans	387,366	0	387,366	0	(12,922)	(40,781)	333,662

Other assets	156,160	(20,004)	136,156	(30,370)	(698)	(81)	105,007
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	4,032	(620)	3,412	(2,610)	(697)	(81)	24

Remaining assets subject to netting	2,505	0	2,505	0	(4)	(664)	1,837

Remaining assets not subject to netting	308,770	0	308,770	0	(311)	(532)	307,928

Total assets	1,587,657	(109,922)	1,477,735	(301,425)	(54,866)	(138,864)	982,580

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Mar 31, 2018
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	570,852	0	570,852	0	0	0	570,852

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	13,579	0	13,579	0	0	(13,579)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	4,795	0	4,795	0	0	(4,438)	357

Securities loaned (enforceable)	7,539	0	7,539	0	0	(7,539)	0
Securities loaned (non-enforceable)	156	0	156	0	0	(156)	0

Financial liabilities at fair value through profit or loss (enforceable)	429,639	(88,914)	340,725	(272,525)	(26,033)	(37,877)	4,290
Thereof: Negative market values from derivative financial instruments (enforceable)	326,807	(17,574)	309,232	(267,942)	(26,033)	(5,667)	9,590
Financial liabilities at fair value through profit or loss (non- enforceable)	115,160	0	115,160	0	(2,393)	(8,241)	104,527
Thereof: Negative market values from derivative financial instruments (non-enforceable)	13,397	0	13,397	0	(1,726)	(861)	10,809

Total financial liabilities at fair value through profit or loss	544,799	(88,914)	455,886	(272,525)	(28,427)	(46,118)	108,816

Other liabilities	188,242	(21,008)	167,234	(41,663)	(27)	(114)	125,430
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	1,814	(521)	1,293	(1,141)	(26)	(114)	12

Remaining liabilities not subject to netting	189,668	0	189,668	0	0	0	189,668

Total liabilities	1,519,631	(109,922)	1,409,710	(314,187)	(28,453)	(71,944)	995,125

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	8,136	(455)	7,681	0	0	(7,675)	7
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,290	0	2,290	0	0	(2,239)	51

Securities borrowed (enforceable)	14,987	0	14,987	0	0	(14,093)	894
Securities borrowed (non-enforceable)	1,744	0	1,744	0	0	(1,661)	83

Financial assets at fair value through profit or loss
Trading assets	185,127	(465)	184,661	0	(81)	(86)	184,495
Positive market values from derivative financial instruments (enforceable)	363,859	(18,237)	345,622	(285,421)	(41,842)	(7,868)	10,490
Positive market values from derivative financial instruments (non-enforceable)	15,410	0	15,410	0	(1,811)	(1,276)	12,323
Financial assets designated at fair value through profit or loss (enforceable)	125,869	(64,003)	61,865	(728)	(773)	(56,410)	3,954
Financial assets designated at fair value through profit or loss (non-enforceable)	29,411	0	29,411	0	0	(20,534)	8,876

Total financial assets at fair value through profit or loss	719,676	(82,706)	636,970	(286,149)	(44,508)	(86,174)	220,138

Loans	401,699	0	401,699	0	(12,642)	(40,775)	348,282

Other assets	112,023	(10,531)	101,491	(29,854)	(569)	(94)	70,975
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	3,859	(706)	3,153	(2,461)	(565)	(94)	33

Remaining assets not subject to netting	307,869	0	307,869	0	(390)	(70)	307,409

Total assets	1,568,425	(93,692)	1,474,732	(316,003)	(58,109)	(152,782)	947,839

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Dec 31, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	580,812	0	580,812	0	0	0	580,812

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	13,318	(455)	12,863	0	0	(12,863)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	5,242	0	5,242	0	0	(4,985)	257

Securities loaned (enforceable)	6,688	0	6,688	0	0	(6,688)	0
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	72,106	(643)	71,462	0	0	0	71,462
Negative market values from derivative financial instruments (enforceable)	347,496	(17,928)	329,568	(286,720)	(25,480)	(6,124)	11,244
Negative market values from derivative financial instruments (non-enforceable)	13,158	0	13,158	0	(1,913)	(615)	10,630
Financial liabilities designated at fair value through profit or loss (enforceable)	104,594	(63,360)	41,234	(728)	0	(40,506)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	23,214	0	23,214	0	1,111	(13,646)	10,679

Total financial liabilities at fair value through profit or loss	560,568	(81,932)	478,636	(287,448)	(26,282)	(60,891)	104,015

Other liabilities	143,514	(11,306)	132,208	(44,815)	(31)	(87)	87,275
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	1,841	(547)	1,294	(1,162)	(31)	(87)	15

Remaining liabilities not subject to netting	190,183	0	190,183	0	0	0	190,183

Total liabilities	1,500,326	(93,692)	1,406,633	(332,263)	(26,314)	(85,514)	962,542

Detailed information of what is presented in the individual columns are described in Note 18 “Offsetting Financial Assets and Financial Liabilities” of the Group’s Annual Report 2017.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Allowance for Credit Losses

Allowance for Credit Losses

Allowance for Credit Losses under IFRS 9

Development of allowance for credit losses for Financial Assets at Amortized Cost

	Mar 31, 2018
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	(462)	(494)	(3,638)	(3)	(4,596)

Movements in financial assets including new business	72	(108)	(37)	3	(69)

Transfers due to changes in creditworthiness	(89)	71	18	N/M	0

Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M

Changes in models	0	0	0	0	0

Financial assets that have been derecognized during the period	0	0	183	0	183

Recovery of written off amounts	0	0	(48)	0	(48)

Foreign exchange and other changes	24	(0)	54	(1)	77

Balance, end of reporting period	(454)	(531)	(3,468)	(0)	(4,454)

Provision for Credit Losses excluding country risk	(16)	(38)	(18)	3	(69)[1]

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	Allowance for credit losses does not include allowance for country risk amounting to € 5 million as of March 31, 2018.

Development of allowance for credit losses for Off-balance Sheet Positions

	Mar 31, 2018
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	(117)	(36)	(119)	0	(272)

Movements including new business	6	(10)	(20)	0	(24)

Transfers due to changes in creditworthiness	(5)	5	(0)	N/M	0

Changes in models	0	0	0	0	0

Foreign exchange and other changes	(3)	1	(7)	0	(10)

Balance, end of reporting period	(119)	(41)	(146)	0	(306)

Provision for Credit Losses excluding country risk	1	(5)	(20)	0	(24)[1]

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of March 31, 2018.

Allowance for Credit Losses under IAS 39

	Three months ended Mar 31, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	58	72	130	15	(11)	3	133
Thereof: (Gains)/Losses from disposal of impaired loans	(2)	2	0	0	0	0	0

Net charge-offs:	(154)	(227)	(382)	0	0	0	(382)
Charge-offs	(160)	(243)	(403)	0	0	0	(403)
Recoveries	6	16	22	0	0	0	22

Other changes	(17)	(2)	(19)	(0)	(1)	(1)	(21)

Balance, end of period	1,957	2,318	4,275	177	171	348	4,623

Changes compared to prior year

Provision for credit losses
In € m.	(127)	(34)	(162)	(3)	(6)	(9)	(171)
In %	(69)	(32)	(55)	(17)	129	(73)	(56)

Net charge-offs
In € m.	4	225	229	0	0	0	229
In %	(3)	(50)	(37)	0	0	0	(37)

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Other Assets and Other Liabilities

Other Assets

in € m.	Mar 31, 2018	Dec 31, 2017
Brokerage and securities related receivables
Cash/margin receivables	44,791	46,519
Receivables from prime brokerage[1]	8	12,638
Pending securities transactions past settlement date	6,708	3,929
Receivables from unsettled regular way trades	53,110	19,930

Total brokerage and securities related receivables	104,617	83,015

Debt Securities held to collect	6,609	N/A

Accrued interest receivable	2,569	2,374

Assets held for sale	2,641	45

Other	19,719	16,057

Total other assets	136,156	101,491

Other Liabilities

in € m.	Mar 31, 2018	Dec 31, 2017
Brokerage and securities related payables
Cash/margin payables	55,040	58,865
Payables from prime brokerage	23,486	25,042
Pending securities transactions past settlement date	5,657	2,562
Payables from unsettled regular way trades	47,365	20,274

Total brokerage and securities related payables	131,549	106,742

Accrued interest payable	2,625	2,623

Liabilities held for sale	2,988	16

Other	30,072	22,827

Total other liabilities	167,234	132,208

[1]	Receivables from prime brokerage are reported within non-trading assets mandatory at fair value through profit and loss from January 2018 onwards.

Deposits

in € m.	Mar 31, 2018	Dec 31, 2017
Noninterest-bearing demand deposits	226,160	226,339

Interest-bearing deposits
Demand deposits	128,105	133,280
Time deposits	130,116	133,952
Savings deposits	86,471	87,241

Total interest-bearing deposits	344,692	354,473

Total deposits	570,852	580,812

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Civil Litigations	Regulatory Enforcement	Re- structuring	Mortgage Repurchase Demands	Other[1]	Total
Balance as of January 1, 2018	1,110	275	1,115	897	696	73	766	4,932

Changes in the group of consolidated companies	0	0	0	0	(0)	0	(0)	0

New provisions	36	18	8	86	39	0	662	849

Amounts used	31	22	94	90	62	0	102	401

Unused amounts reversed	2	5	26	1	48	0	67	149

Effects from exchange rate fluctuations/Unwind of discount	(10)	(2)	(14)	(20)	(1)	(2)	(4)	(53)

Transfers	0	5	(8)	0	(1)	0	(1)	(5)

Other	0	0	0	0	0	0	0	0

Balance as of March 31, 2018	1,103	268	980	872	624	72	1,254	5,173

[1]

For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigation and regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self-regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring”.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from purchasers, investors and financial insurers based on alleged material breaches of representations and warranties or to indemnify such persons with respect to losses allegedly caused thereby. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of March 31, 2018, Deutsche Bank has approximately U.S.$ 485 million of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 88 million (€ 72 million) as of March 31, 2018. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 64 million (€ 52 million) as of March 31, 2018. The net provisions against these demands following deduction of such receivables were U.S.$ 24 million (€ 20 million) as of March 31, 2018.

As of March 31, 2018, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 9.2 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 98.4 billion of loans sold by Deutsche Bank as described above.

Additional mortgage repurchase demands may be made in respect of mortgage loans that Deutsche Bank has sold, but Deutsche Bank cannot reliably estimate their timing or amount. On June 11, 2015, the New York State Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. The court held that the repurchase

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

claims, which alleged breaches of contractual representations and warranties pertaining to the loans at issue, accrued as of the closing date of the securitization and, thus, were time-barred under New York’s six-year statute of limitations. This and related decisions could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims.

Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions and provisions for bank levies.

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of March 31, 2018 and January 1, 2018 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of March 31, 2018, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.4 billion for civil litigation matters (December 31, 2017: € 2.4 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2017: € 0.3 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed or settled, claims relating to investments of originally approximately € 120 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 160 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ investment decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who investigated trading in, and various other aspects of, the foreign exchange market. Deutsche Bank cooperated with these investigations. Relatedly, Deutsche Bank has conducted its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

On October 19, 2016, the U.S. Commodity Futures Trading Commission (CFTC), Division of Enforcement issued a letter (“CFTC Letter”) notifying Deutsche Bank that the CFTC Division of Enforcement “is not taking any further action at this time and has closed the [foreign] exchange investigation of Deutsche Bank.” As is customary, the CFTC Letter states that the CFTC Division of Enforcement “maintains the discretion to decide to reopen the investigation at any time in the future.” The CFTC Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

On December 7, 2016, it was announced that Deutsche Bank reached an agreement with CADE, the Brazilian antitrust enforcement agency, to settle an investigation into conduct by a former Brazil-based Deutsche Bank trader. As part of that settlement, Deutsche Bank paid a fine of BRL 51 million and agreed to continue to comply with the CADE’s administrative process until it is concluded. This resolves CADE’s administrative process as it relates to Deutsche Bank, subject to Deutsche Bank’s continued compliance with the settlement terms.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

On February 13, 2017, the U.S. Department of Justice (DOJ), Criminal Division, Fraud Section, issued a letter (“DOJ Letter”) notifying Deutsche Bank that the DOJ has closed its criminal inquiry “concerning possible violations of federal criminal law in connection with the foreign exchange markets.” As is customary, the DOJ Letter states that the DOJ may reopen its inquiry if it obtains additional information or evidence regarding the inquiry. The DOJ Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

On April 20, 2017, it was announced that Deutsche Bank AG, DB USA Corporation and Deutsche Bank AG New York Branch reached an agreement with the Board of Governors of the Federal Reserve System to settle an investigation into Deutsche Bank’s foreign exchange trading and practices. Under the terms of the settlement, Deutsche Bank entered into a cease-and-desist order, and agreed to pay a civil monetary penalty of U.S.$ 137 million. In addition, the Federal Reserve ordered Deutsche Bank to “continue to implement additional improvements in its oversight, internal controls, compliance, risk management and audit programs” for its foreign exchange business and other similar products, and to periodically report to the Federal Reserve on its progress.

Investigations conducted by certain other regulatory agencies are ongoing, and Deutsche Bank has cooperated with these investigations.

Additionally, there are currently four U.S. putative class actions pending against Deutsche Bank. The first pending action is a consolidated action brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. On September 29, 2017, plaintiffs filed a motion seeking preliminary approval of a settlement with Deutsche Bank in the amount of U.S.$ 190 million, which the court preliminarily approved on the same day. A final fairness hearing for all settlements in this action, including Deutsche Bank’s, is currently scheduled for May 23, 2018. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974. On August 24, 2016, the court granted defendants’ motion to dismiss. Plaintiffs in that action have filed a notice of appeal in the U.S. Court of Appeals for the Second Circuit, which is pending. The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look” and that these orders were later filled at prices less favorable to putative class members. Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. On February 13, 2017, Deutsche Bank’s motion to dismiss was granted in part and denied in part. This matter remains pending. The fourth putative class action (the “Indirect Purchasers” action), which was filed on September 26, 2016, amended on March 24, 2017, and later consolidated with a similar action that was filed on April 28, 2017, tracks the allegations in the consolidated action and asserts that such purported conduct injured “indirect purchasers” of FX instruments. These claims are brought pursuant to the Sherman Act and various states’ consumer protection statutes. On March 15, 2018, the court granted Deutsche Bank’s motion to dismiss this action. Plaintiffs filed a motion to replead and proposed a third amended complaint on April 5, 2018. Discovery has not yet commenced in the Indirect Purchasers action.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Interbank Offered Rates Matters. Regulatory and Law Enforcement Matters. Deutsche Bank has received requests for information from various regulatory and law enforcement agencies, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. This fine has been paid in full and does not form part of the Bank’s provisions.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the DOJ, the CFTC, the UK Financial Conduct Authority (FCA), and the New York State Department of Financial Services (DFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and DFS and GBP 226.8 million to the FCA. As part of the resolution with the DOJ, DB Group Services (UK) Ltd. (an indirectly-held, wholly-owned subsidiary of Deutsche Bank) pled guilty to one count of wire fraud in the U.S. District Court for the District of Connecticut and Deutsche Bank entered into a Deferred Prosecution Agreement with a three year term pursuant to which it agreed (among other things) to the filing of an Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price fixing in violation of the Sherman Act. The fines referred to above, which include a U.S.$ 150 million fine paid in April 2017 following the March 28, 2017 sentencing of DB Group Services (UK) Ltd., have been paid in full and do not form part of the Bank’s provisions.

On November 29, 2016, the U.S. Securities and Exchange Commission staff informed Deutsche Bank that it has concluded its IBOR investigation and that it does not intend to recommend an enforcement action by the Commission.

On December 21, 2016, the Swiss Competition Commission, WEKO, formally announced its IBOR-related settlement decisions addressing various banks, including Deutsche Bank AG, relating to EURIBOR and Yen LIBOR. On March 20, 2017, Deutsche Bank paid a fine of CHF 5.0 million with respect to Yen LIBOR and approximately CHF 0.4 million for WEKO’s fees. Deutsche Bank received full immunity from fines for EURIBOR in return for being the first party to notify such conduct to WEKO. The settlement amount was already fully reflected in the existing litigation provisions.

On October 25, 2017, Deutsche Bank entered into a settlement with a working group of U.S. state attorneys general resolving their interbank offered rate investigation. Among other conditions, Deutsche Bank agreed to make a settlement payment of U.S.$ 220 million. The settlement amount has been paid in full and does not form part of the Bank’s provisions.

Other investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Overview of Civil Litigations. Deutsche Bank is party to 44 U.S. civil actions concerning alleged manipulation relating to the setting of various Interbank Offered Rates which are described in the following paragraphs, as well as single actions pending in each of the UK, Israel and Argentina. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All but four of the U.S. civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The four civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include one action concerning EURIBOR, one consolidated action concerning Pound Sterling (GBP) LIBOR, one action concerning Swiss franc (CHF) LIBOR, and one action concerning two Singapore Dollar (SGD) benchmark rates, the Singapore Interbank Offered Rate (SIBOR) and the Swap Offer Rate (SOR).

Claims for damages for all 44 of the U.S. civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act, federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act, and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the plaintiffs. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR multidistrict litigation and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. dollar LIBOR. With one exception, all of the U.S. civil actions concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”) in the SDNY. In light of the large number of individual cases pending against Deutsche Bank and their similarity, the civil actions included in the U.S. dollar LIBOR MDL are now subsumed under the following general description of the litigation pertaining to all such actions, without disclosure of individual actions except when the circumstances or the resolution of an individual case is material to Deutsche Bank.

Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and December 2016 narrowing their claims, plaintiffs are currently asserting antitrust claims, claims under the U.S. Commodity Exchange Act and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

On December 20, 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed. Multiple plaintiffs have filed appeals of the district court’s December 20, 2016 ruling to the U.S. Court of Appeals for the Second Circuit, and those appeals are proceeding in parallel with the ongoing proceedings in the district court. Briefing of the appeals is ongoing, and oral argument has not yet been scheduled.

Motions for class certification were fully briefed as of November 10, 2017, and the court heard oral argument on January 18, 2018. On February 28, 2018, the court issued its decision on plaintiffs’ motions for class certification. The court denied motions to certify (i) a class of purchasers of Eurodollar futures and options traded on the Chicago Mercantile Exchange (Metzler Investment GmbH v. Credit Suisse Group AG) and (ii) a class of lending institutions that originated, held, purchased, or sold loans tied to U.S. dollar LIBOR (Berkshire Bank v. Bank of America Corp.). The court granted a motion to certify a class of plaintiffs that transacted in U.S. dollar LIBOR-linked financial instruments purchased over the counter directly from LIBOR panel banks with respect to those plaintiffs’ remaining antitrust claims against two domestic-bank defendants (Mayor & City Council of Baltimore v. Credit Suisse AG), but denied a motion to certify a class with respect to those same plaintiffs’ state-law contract and unjust enrichment claims.

On July 13, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 80 million with plaintiffs to resolve a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in Eurodollar futures and options traded on the Chicago Mercantile Exchange (Metzler Investment GmbH v. Credit Suisse Group AG). The settlement agreement was submitted to the court for preliminary approval on October 11, 2017. The settlement amount is already fully reflected in existing litigation provisions and no additional provisions have been taken for this settlement. The settlement agreement is subject to further review and approval by the court.

On February 6, 2018, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 240 million with plaintiffs to resolve a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in U.S. dollar LIBOR-linked financial instruments purchased over the counter directly from LIBOR panel banks (Mayor & City Council of Baltimore v. Credit Suisse AG). The settlement agreement was submitted to the court for preliminary approval on February 27, 2018, which the court granted on April 5, 2018. The settlement amount is already fully reflected in existing litigation provisions and no additional provisions have been taken for this settlement. The settlement agreement is subject to further review and approval by the court.

Finally, one of the actions in the U.S. dollar LIBOR MDL had been dismissed in its entirety, including (as to Deutsche Bank and other foreign defendants) on personal jurisdiction and merits grounds, and plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit. The appeal was fully briefed, and oral argument was held on September 25, 2017. On February 23, 2018, the Second Circuit affirmed in part and vacated in part the district court’s decision. Among other things, the Court held that plaintiffs had established a prima facie case of personal jurisdiction with respect to Deutsche Bank and another foreign defendant for certain state law claims concerning direct transactions with plaintiffs and granted plaintiffs leave to amend their allegations concerning several other defendants and their agency and conspiracy theories of jurisdiction. The Second Circuit otherwise affirmed the district court’s decision on personal jurisdiction. The Second Circuit also affirmed the district court’s dismissal on the merits of plaintiffs’ claims concerning fixed-rate instruments, but reversed the district court’s dismissal of certain of plaintiffs’ claims under the U.S. Securities Exchange Act of 1934 and for unjust enrichment.

Plaintiff in the non-MDL case proceeding in the SDNY moved to amend its complaint following a dismissal of its claims. On March 20, 2018, the court denied plaintiff’s motion for leave to amend and entered judgment in the action, closing the case. On April 16, 2018, plaintiff filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit.

There is a further UK civil action regarding U.S. dollar LIBOR brought by the U.S. Federal Deposit Insurance Corporation, in which a claim for damages has been asserted pursuant to Article 101 of The Treaty on the Functioning of the European Union, Section 2 of Chapter 1 of the UK Competition Act 1998 and U.S. state laws. Deutsche Bank is defending this action.

A further class action regarding LIBOR, EURIBOR and TIBOR has recently been filed in Israel.

Yen LIBOR and Euroyen TIBOR. On July 21, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 77 million with plaintiffs to resolve two putative class actions pending in the SDNY alleging manipulation of Yen LIBOR and Euroyen TIBOR (Laydon v. Mizuho Bank, Ltd. and Sonterra Capital Master Fund Ltd. v. UBS AG). The agreement was submitted to the court for approval, and the court granted final approval of the settlement on December 7, 2017. Accordingly, these two actions are not included in the total number of actions above. The settlement amount, which Deutsche Bank paid on August 1, 2017, is no longer reflected in Deutsche Bank’s litigation provisions.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

EURIBOR. On May 10, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 170 million with plaintiffs to resolve a putative class action pending in the SDNY alleging manipulation of EURIBOR (Sullivan v. Barclays PLC). The agreement was submitted to the court for preliminary approval on June 12, 2017. The court granted preliminary approval on July 7, 2017. Plaintiffs filed their motion for final approval of the settlement on March 23, 2018, and a final approval hearing is scheduled on May 18, 2018. Under the terms of the settlement, Deutsche Bank has paid U.S.$ 170 million, and is no longer reflecting that amount in its litigation provisions.

GBP LIBOR. A putative class action alleging manipulation of the Pound Sterling (GBP) LIBOR remains pending in the SDNY. It is the subject of a fully briefed motion to dismiss. The court held argument on August 4, 2017.

CHF LIBOR. On September 25, 2017, the court in the SDNY dismissed the plaintiffs’ putative class action alleging manipulation of the Swiss Franc (CHF) LIBOR in full, but gave plaintiffs an opportunity to file an amended complaint. Plaintiffs filed that amended complaint on November 6, 2017. Defendants moved to dismiss the amended complaint on February 7, 2018, and briefing on the motions is in progress.

SIBOR and SOR. On August 18, 2017, the court in the SDNY dismissed the plaintiffs’ putative class action alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Swap Offer Rate (SOR) in part, but gave plaintiffs an opportunity to file an amended complaint. Plaintiffs filed their amended complaint on September 18, 2017, and it is the subject of fully briefed motions to dismiss. Oral argument on defendants’ motions to dismiss was heard on April 12, 2018. The court has not yet issued a written decision.

Investigations Into Referral Hiring Practices and Certain Business Relationships. Certain regulators and law enforcement authorities in various jurisdictions, including the U.S. Securities and Exchange Commission and the DOJ, are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and the Bank’s engagement of finders and consultants. Deutsche Bank is responding to and continuing to cooperate with these investigations. Certain regulators in other jurisdictions have also been briefed on these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations. Based on the facts currently known, it is not practicable at this time for the Bank to predict the timing of a resolution.

Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case inter alia with regard to former Deutsche Bank Management Board members. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The allegations of the public prosecutor are that the relevant former Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct, and/or made incorrect statements in such proceedings, respectively.

On April 25, 2016, following the trial before the Munich District Court regarding the main investigation involving Jürgen Fitschen and four other former Management Board members, the Munich District Court acquitted all of the accused, as well as the Bank, which was a secondary participant in such proceedings. On April 26, 2016, the public prosecutor filed an appeal. An appeal is limited to a review of legal errors rather than facts. On October 18, 2016, a few weeks after the written judgment was served, the public prosecutor provided notice that it will uphold its appeal only with respect to former Management Board members Jürgen Fitschen, Dr. Rolf Breuer and Dr. Josef Ackermann and that it will withdraw its appeal with respect to former Management Board members Dr. Clemens Börsig and Dr. Tessen von Heydebreck for whom the acquittal thereby becomes binding. On January 24, 2018, the Attorney General’s Office applied to convene an oral hearing before the Federal Supreme Court to decide about the Munich public prosecutor’s appeal.

The other investigations by the public prosecutor (which also deal with attempted litigation fraud in the Kirch civil proceedings) are ongoing. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict has been appealed by both the prosecutor and the defendants.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of less than € 50 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

On December 23, 2016, Deutsche Bank announced that it reached a settlement-in-principle with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. The settlement became final and was announced by the DOJ on January 17, 2017. Under the settlement, Deutsche Bank paid a civil monetary penalty of U.S.$ 3.1 billion and agreed to provide U.S.$ 4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General seeking information concerning Deutsche Bank’s RMBS and CDO businesses from 2002 to 2009. On June 1, 2017, Deutsche Bank and the Maryland Attorney General reached a settlement to resolve the matter for U.S.$ 15 million in cash and U.S.$ 80 million in consumer relief (to be allocated from the overall U.S.$ 4.1 billion consumer relief obligation agreed to as part of Deutsche Bank’s settlement with the DOJ).

The Group has recorded provisions with respect to some of the outstanding regulatory investigations but not others, a portion of which relates to the consumer relief being provided under the DOJ settlement. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Deutsche Bank is a defendant in a class action relating to its role as one of the underwriters of six RMBS offerings issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties reached a settlement to resolve the matter for a total of U.S.$ 165 million, a portion of which was paid by the Bank. On August 30, 2017, FHFA/Freddie Mac filed an objection to the settlement. Final court approval is not expected until appellate proceedings relating to FHFA/Freddie Mac’s objections are resolved.

Deutsche Bank is a defendant in three actions related to RMBS offerings brought by the U.S. Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than U.S.$ 189 million in damages against all defendants), (b) Guaranty Bank (alleging no less than U.S.$ 901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging no less than U.S.$ 66 million in damages against all defendants). In each of these actions, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds. In the case concerning Colonial Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, and on June 21, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 7, 2017. On March 2, 2018, the court granted in part and denied in part defendants’ motion to dismiss. In the case concerning Guaranty Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, fact discovery is almost complete, and expert work is ongoing. Also, on September 14, 2017, the court granted in part Deutsche Bank’s motion for summary judgment regarding the proper method of calculating pre-judgment interest. The parties’ remaining summary judgment motions were filed on February 28, 2018, and oppositions were filed on March 30, 2018. In the case concerning Citizens National Bank and Strategic Capital Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, and on July 31, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 14, 2017.

On November 3, 2016, Deutsche Bank reached a settlement to resolve claims brought by the Federal Home Loan Bank of San Francisco on two resecuritizations of RMBS certificates for an amount not material to the Bank. Following this settlement and two other previous partial settlements of claims, Deutsche Bank remained a defendant with respect to one RMBS offering, for which Deutsche Bank, as an underwriter, was provided contractual indemnification. On January 23, 2017, a settlement agreement was executed to resolve the claims relating to that RMBS offering, and the matter has been dismissed.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. The complaint did not specify the amount of damages sought. On April 17, 2017, the court dismissed the complaint, and on February 13, 2018, the plaintiff filed its appeal.

In June 2014, HSBC, as trustee, brought an action in New York state court against Deutsche Bank to revive a prior action, alleging that Deutsche Bank failed to repurchase mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The revival action was stayed during the pendency of an appeal of the dismissal of a separate action wherein HSBC, as trustee, brought an action against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the same offering. On March 29, 2016, the court dismissed the revival action, and on April 29, 2016, plaintiff filed a notice of appeal. Plaintiff’s appeal has been adjourned in light of a case pending in the New York Court of Appeals involving similar legal issues.

On February 3, 2016, Lehman Brothers Holding, Inc. (Lehman) instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. On January 31, 2018, the parties reached a settlement to resolve the litigation. On February 6, 2018, the court ordered a voluntary stipulation of dismissal.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Trustee Civil Litigation. Deutsche Bank is a defendant in eight separate civil lawsuits brought by various groups of investors concerning its role as trustee of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the U.S. Trust Indenture Act of 1939, based on the trustees’ alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts. The eight actions include two putative class actions brought by a group of investors, including funds managed by BlackRock Advisors, LLC, PIMCO-Advisors, L.P., and others (the “BlackRock Class Actions”), two putative class actions brought by Royal

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Park Investments SA/NV, and four individual lawsuits. One of the BlackRock Class Actions is pending in the U.S. District Court for the Southern District of New York in relation to 62 trusts, which allegedly suffered total realized collateral losses of U.S.$ 9.8 billion, although the complaint does not specify a damage amount. On January 23, 2017, the court granted in part and denied in part the trustees’ motion to dismiss. On February 3, 2017, the court entered an order dismissing plaintiffs’ representations and warranties claims as to 21 trusts whose originators or sponsors had entered bankruptcy. On April 5, 2018, the parties executed stipulations of dismissal with prejudice for the claims of two plaintiff groups, which the court entered on April 6 and April 24, 2018. The only claims that remain are for violation of the U.S. Trust Indenture Act of 1939 and breach of contract. On March 27, 2017, the trustees filed an answer to the complaint. BlackRock’s motion for class certification is fully briefed as of April 16, 2018. Discovery is ongoing. The second BlackRock Class Action is pending in the Superior Court of California in relation to 465 trusts, which allegedly suffered total realized collateral losses of U.S.$ 75.7 billion, although the complaint does not specify a damage amount. The trustees filed a demurrer seeking to dismiss the tort claims asserted by plaintiffs and a motion to strike certain elements of the breach of contract claim, and on October 18, 2016, the court sustained the trustees’ demurrer, dismissing the tort claims, but denied the motion to strike. On December 19, 2016, the trustees filed an answer to the complaint. On January 17, 2018, BlackRock filed a motion for class certification. Discovery is ongoing. The putative class action brought by Royal Park Investments SA/NV is pending in the U.S. District Court for the Southern District of New York and concerns ten trusts, which allegedly suffered total realized collateral losses of more than U.S.$ 3.1 billion, although the complaint does not specify a damage amount. On March 29, 2018, the court issued an order denying plaintiff’s renewed motion for class certification, and Royal Park filed a petition to appeal the order on April 13, 2018. Discovery is ongoing. On August 4, 2017, Royal Park filed a separate, additional class action complaint against the trustee in the same court asserting claims for breach of contract, unjust enrichment, conversion, breach of trust, equitable accounting and declaratory and injunctive relief arising out of the payment from trust funds of the trustee’s legal fees and expenses in the other, ongoing Royal Park litigation. On October 10, 2017, the trustee filed a motion to dismiss that complaint.

The four individual lawsuits include actions by (a) the National Credit Union Administration Board (“NCUA”), as an investor in 97 trusts, which allegedly suffered total realized collateral losses of U.S.$ 17.2 billion, although the complaint does not specify a damage amount; (b) certain CDOs (collectively, “Phoenix Light”) that hold RMBS certificates issued by 43 RMBS trusts, and seeking “hundreds of millions of dollars in damages”; (c) Commerzbank AG, as an investor in 50 RMBS trusts, seeking recovery for alleged “hundreds of millions of dollars in losses;” and (d) IKB International, S.A. in Liquidation and IKB Deutsche Industriebank AG (collectively, “IKB”), as an investor in 30 RMBS trusts, seeking more than U.S.$ 268 million of damages. In the NCUA case, the trustee’s motion to dismiss for failure to state a claim is pending and discovery is stayed. In the Phoenix Light case, the plaintiffs filed an amended complaint on September 27, 2017, and the trustees filed an answer to the complaint on November 13, 2017; discovery is ongoing. In the Commerzbank case, the plaintiff filed an amended complaint on November 30, 2017, and the trustees filed an answer to the complaint on January 29, 2018; discovery is ongoing. In the IKB case, the court heard oral argument on the trustee’s motion to dismiss on May 3, 2017, but has not yet issued a decision. On June 20, 2017, the IKB plaintiffs stipulated to the dismissal with prejudice of all claims asserted against Deutsche Bank concerning four trusts. Discovery is ongoing. Deutsche Bank was also a defendant in a lawsuit brought by the Western and Southern Life Insurance Company and five related entities, but on September 28, 2017, plaintiffs filed a notice of voluntary dismissal of their claims, without prejudice.

The Group believes a contingent liability exists with respect to these eight cases, but at present the amount of the contingent liability is not reliably estimable.

Postbank Voluntary Public Takeover Offer. On September 12, 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG (Postbank). On October 7, 2010, the Bank published the official offer document. In its takeover offer, Deutsche Bank offered Postbank shareholders consideration of € 25 for each Postbank share. The takeover offer was accepted for a total of approximately 48.2 million Postbank shares.

In November 2010, a former shareholder of Postbank, Effecten-Spiegel AG, which had accepted the takeover offer, brought a claim against Deutsche Bank alleging that the offer price was too low and was not determined in accordance with the applicable law of the Federal Republic of Germany. The plaintiff alleges that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Postbank, at the latest, in 2009. The plaintiff avers that, at the latest in 2009, the voting rights of Deutsche Post AG in Postbank had to be attributed to Deutsche Bank AG pursuant to Section 30 of the German Takeover Act. Based thereon, the plaintiff alleges that the consideration offered by Deutsche Bank AG for the shares in Postbank in the 2010 voluntary takeover offer needed to be raised to € 57.25 per share.

The Cologne District Court dismissed the claim in 2011 and the Cologne appellate court dismissed the appeal in 2012. The Federal Court set aside the Cologne appellate court’s judgment and referred the case back to the appellate court. In its judgment, the Federal Court stated that the appellate court had not sufficiently considered the plaintiff’s allegation that Deutsche Bank AG and Deutsche Post AG “acted in concert” in 2009.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Starting in 2014, additional former shareholders of Postbank, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank which are pending with the Cologne District Court and the Higher Regional Court of Cologne, respectively. On October 20, 2017, the Cologne District Court handed down a decision granting the claims in a total of 14 cases which were combined in one proceeding. The Cologne District Court took the view that Deutsche Bank was obliged to make a mandatory takeover offer already in 2008 so that the appropriate consideration to be offered in the takeover offer should have been € 57.25 per share. Taking the consideration paid into account, the additional consideration per share owed to shareholders which have accepted the takeover offer would thus amount to € 32.25. Deutsche Bank appealed this decision and the appeal has been assigned to the 13th Senate of the Higher Regional Court of Cologne, which also is hearing the appeal of Effecten-Spiegel AG.

On November 8, 2017, a hearing took place before the Higher Regional Court of Cologne in the Effecten-Spiegel case. In that hearing, the Higher Regional Court indicated that it disagreed with the conclusions of the Cologne District Court and took the preliminary view that Deutsche Bank was not obliged to make a mandatory takeover offer in 2008 or 2009. Initially the Higher Regional Court resolved to announce a decision on December 13, 2017. However, this was postponed to February 2018 because the plaintiff challenged the three members of the 13th Senate of the Higher Regional Court of Cologne for alleged prejudice. The challenge was rejected by the Higher Regional Court of Cologne at the end of January 2018. In February 2018, the court granted a motion by Effecten-Spiegel AG to re-open the hearing and scheduled a further hearing for June 29, 2018. In late March 2018, the court summoned Deutsche Bank’s former Management Board member, Stefan Krause, and Dr. Frank Appel, CEO of Deutsche Post AG, to appear as witnesses at this hearing.

Deutsche Bank has been served with a material number of additional lawsuits filed against Deutsche Bank shortly before the end of the year 2017 and these claims are now pending with the District Court of Cologne. Some of the new plaintiffs allege that the consideration offered by Deutsche Bank AG for the shares in Postbank in the 2010 voluntary takeover should be raised to € 64.25 per share.

The claims for payment against Deutsche Bank in relation to these matters total almost € 700 million (excluding interest). In February 2018, a law firm representing some plaintiffs in the above-mentioned civil actions also filed a criminal complaint with the public prosecutor in Frankfurt am Main against certain Deutsche Bank personnel alleging that they engaged in fraudulent conduct in connection with the takeover offer.

The Group has established a contingent liability with respect to these matters but the Group has not disclosed the amount of this contingent liability because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Further Proceedings Relating to the Postbank Takeover. In September 2015, former shareholders of Postbank filed in the Cologne District Court shareholder actions against Postbank to set aside the squeeze-out resolution taken in the shareholders meeting of Postbank in August 2015. Among other things, the plaintiffs allege that Deutsche Bank was subject to a suspension of voting rights with respect to its shares in Postbank based on the allegation that Deutsche Bank failed to make a mandatory takeover offer at a higher price in 2009. The squeeze out is final and the proceeding itself has no reversal effect, but may result in damage payments. The claimants in this proceeding refer to legal arguments similar to those asserted in the Effecten-Spiegel proceeding described above. In a decision on October 20, 2017, the Cologne District Court declared the squeeze-out resolution to be void. The court, however, did not rely on a suspension of voting rights due to an alleged failure of Deutsche Bank to make a mandatory takeover offer, but argued that Postbank violated information rights of Postbank shareholders in Postbank’s shareholders meeting in August 2015. Postbank has appealed this decision.

The legal question whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may also impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation offered in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation offered and annual guaranteed dividend paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-Holding GmbH) and Postbank in 2012. The Cologne District Court issued resolutions indicating that it is inclined to consider a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of € 57.25 when determining the adequate cash compensation in the appraisal proceedings. The cash compensation paid in connection with the domination and profit and loss transfer agreement was € 25.18 and was accepted for approximately 0.5 million shares. The squeeze-out compensation paid in 2015 was € 35.05 and approximately 7 million shares were squeezed-out.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Russia/UK Equities Trading Investigation. Deutsche Bank has investigated the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of transactions reviewed is significant. Deutsche Bank’s internal investigation of potential violations of law, regulation and policy and into the related internal control environment has concluded, and Deutsche Bank is assessing the findings identified during the investigation; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank’s control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the UK and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted.

On January 30 and 31, 2017, the DFS and the FCA announced settlements with the Bank related to their investigations into this matter. The settlements conclude the DFS and the FCA’s investigations into the Bank’s anti-money laundering (AML) control function in its investment banking division, including in relation to the equity trading described above. Under the terms of the settlement agreement with the DFS, Deutsche Bank entered into a consent order, and agreed to pay civil monetary penalties of U.S.$ 425 million and to engage an independent monitor for a term of up to two years. Under the terms of the settlement agreement with the FCA, Deutsche Bank agreed to pay civil monetary penalties of approximately GBP 163 million. On May 30, 2017, the Federal Reserve announced its settlement with the Bank resolving this matter as well as additional AML issues identified by the Federal Reserve. Deutsche Bank paid a penalty of U.S. $ 41 million. Deutsche Bank also agreed to retain independent third parties to assess its Bank Secrecy Act/AML program and review certain foreign correspondent banking activity of its subsidiary Deutsche Bank Trust Company Americas. The Bank is also required to submit written remediation plans and programs. The DFS, FCA and Federal Reserve settlement amounts were already materially reflected in existing litigation provisions.

Deutsche Bank continues to cooperate with regulators and law enforcement authorities, including the DOJ, which has its own ongoing investigation into these securities trades. The Group has recorded a provision with respect to the remaining investigation. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to alleged manipulation of the secondary trading market for SSA bonds. Deutsche Bank has reached an agreement to settle the actions for the amount of U.S.$ 48.5 million. The settlement is subject to court approval.

Deutsche Bank is also a defendant in a putative class action complaint filed on November 7, 2017 in the Ontario Superior Court of Justice alleging violations of Canadian and foreign antitrust law, and common law. The complaint relies on allegations similar to those in the U.S. class actions, and seeks punitive damages. The case is in its early stages.

Deutsche Bank was named as a defendant in a putative class action complaint filed in the U.S. District Court for the Southern District of New York on March 30, 2018 alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to Mexican government bond trading. The case is in its early stages.

The Group has not disclosed whether it has established provisions with respect to other matters referred to above or contingent liability with respect to those matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and former officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. In a series of opinions, the court dismissed all claims as to four of the six offerings at issue, but allowed certain alleged omissions claims relating to the November 2007 and February 2008 offerings to proceed. On November 17, 2016, plaintiffs moved for class certification as to the November 2007 offering. On January 20, 2017, plaintiffs amended their motion for class certification to include the February 2008 offering and seek to add an additional individual as a proposed class representative. The court stayed all proceedings pending a decision by the Supreme Court of the United States in California Public Employees’ Retirement System v. ANZ Securities in which the Supreme Court was expected to consider whether the filing of a putative class action serves to toll the three-year time limitation in Section 13 of the Securities Act with respect to the claims of putative class members. This related to claims relating to the February 2008 offering. On June 26, 2017, the Supreme Court issued its opinion, holding that the three year provision in Section 13 is a statute of repose and is not subject to equitable tolling. On October 16, 2017, the court struck plaintiffs’ motion for class action certification, holding that claims by the additional individual proposed as a class representative were barred by the statute of repose. The court also ruled that the original plaintiffs had standing to prosecute claims on both the November 2007 and February 2008 offerings. Following the completion of discovery relating to class action certification issues, Deutsche Bank submitted a motion to the court for an order denying class action certification, and requesting dismissal of all claims relating to the February 2008 offering. Plaintiffs opposed that motion and filed a motion to certify a plaintiff class relating to both the November 2007 and the February 2008 offerings. Both motions are fully briefed and remain pending before the court. Merits discovery is ongoing.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws in connection with investigations into whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed not to rehire certain former employees. In addition, the New York State Department of Financial Services ordered Deutsche Bank to terminate certain employees and Deutsche Bank agreed to retain an independent monitor for one year, and the Federal Reserve Bank of New York ordered certain remedial measures including ensuring an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank‘s subsidiary Deutsche Bank Securities Inc. (DBSI) was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the Southern District of New York. On November 16, 2017, plaintiffs filed a consolidated amended complaint, which did not name DBSI as a defendant. On December 11, 2017, the court dismissed DBSI from the class action without prejudice.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of March 31, 2018	Provisions

Long-Term Debt

in € m.	Mar 31, 2018	Dec 31, 2017
Senior debt:
Bonds and notes
Fixed rate	79,574	76,285
Floating rate	33,148	33,210
Subordinated debt:
Bonds and notes
Fixed rate	5,281	5,493
Floating rate	1,722	1,738
Other	41,756	42,988
Total long-term debt	161,480	159,715

Shares Issued and Outstanding

in million	Mar 31, 2018	Dec 31, 2017
Shares issued	2,066.8	2,066.8
Shares in treasury	1.4	0.4
Thereof:
Buyback	1.3	0.2
Other	0.1	0.2
Shares outstanding	2,065.3	2,066.4

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of March 31, 2018	Credit related Commitments and Contingent Liabilities

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

Lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

In the normal course of business the Group also regularly enters into revocable lending commitments. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. However, as they are revocable they can be canceled at any point of time.

The following table shows the Group’s revocable lending commitments, irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Mar 31, 2018	Dec 31, 2017
Irrevocable lending commitments	161,941	158,253
Revocable lending commitments	45,122	45,867
Contingent liabilities	47,523	48,212
Total	254,587	252,331

Other commitments and other contingent liabilities

The following table shows the Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Mar 31, 2018	Dec 31, 2017
Other commitments	107	82
Other contingent liabilities	3	5
Total	110	86

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD), the Single Resolution Fund (SRF) and the German statutory deposit protection amounted to € 412 million as of March 31, 2018 and as of December 31, 2017.

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of March 31, 2018	Related Party Transactions

Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

–

key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

–	subsidiaries, joint ventures and associates and their respective subsidiaries, and
–	post-employment benefit plans for the benefit of Deutsche Bank employees.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2018, were loans and commitments of € 48 million and deposits of € 111 million. As of December 31, 2017, there were loans and commitments of € 48 million and deposits of € 123 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Mar 31, 2018	Dec 31, 2017
Loans outstanding, beginning of period	256	297
Movement in loans during the period[1]	0	(26)
Changes in the group of consolidated companies	0	(1)
Exchange rate changes/other	(6)	(15)
Loans outstanding, end of period[2]	250	256

Other credit risk related transactions:
Allowance for loan losses	0	0
Provision for loan losses	0	0
Guarantees and commitments	6	9

1 Net impact of loans issued and loans repayment during the year is shown as “Movement in loans during the period”.

2 There were no past due loans as of March 31, 2018 and December 31, 2017. For the above loans, the Group held collateral of € 14 million and € 14 million as of March 31, 2018 and December 31, 2017, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Mar 31, 2018	Dec 31, 2017
Deposits, beginning of period	67	87
Movement in deposits during the period[1]	2	(15)
Changes in the group of consolidated companies	0	(0)
Exchange rate changes/other	(0)	(4)
Deposits, end of period	68	67

1 Net impact of deposits received and deposits repaid during the year is shown as “Movement in deposits during the period”.

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of March 31, 2018	Events after the Reporting Period

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 7 million as of March 31, 2018, and € 6 million as of December 31, 2017. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 0 million as of March 31, 2018, and € 0 million as of December 31, 2017.

Other transactions with related parties also reflected the following:

TradeWeb Markets: In the first quarter 2018, the Group ceased to have significant influence over its equity method investment in TradeWeb Markets LLC and recognized a remeasurement gain of € 84 million equal to the difference between the fair value and the carrying amount of the investment.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of March 31, 2018, transactions with these plans were not material for the Group.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2018.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 2.6 billion as of March 31, 2018 (December 31, 2017: € 45 million) and the disposal groups included liabilities of € 3.0 billion as of March 31, 2018 (December 31, 2017: € 16 million).

As of March 31, 2018, there were no unrealized net gains or losses (December 31, 2017: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Designated sale of Portuguese Private & Commercial Clients business

On March 27, 2018, the Group announced that it has entered into an agreement to sell its local Private & Commercial Banking (PCB) business in Portugal to ABANCA Corporación Bancaria S.A. (ABANCA). Accordingly and at the end of the first quarter 2018, the business was classified as a disposal group held for sale. The valuation of the unit resulted in the recognition of a pre-tax loss of € (53) million which was recorded in other income (€ (40) million) and general and administrative expense (€ (13) mil-lion) of PCB in the first quarter 2018. With the transaction, Deutsche Bank continues to execute its strategy to sharpen its focus and reduce complexity. The transaction remains subject to regulatory approvals and other conditions. The parties are aiming to close the transaction in the first half of 2019.

Events after the Reporting Period

On April 2, 2018 we have transferred the net assets from the U.S. Asset Management business to DWS. Reflecting contractually binding agreements of our offering the net assets of this business are included in the carrying amount of DWS’s net assets in the group’s consolidated financial statements as of Q1 2018. The transfer will result in an additional regulatory capital benefit of € 0.3 billion in Q2 2018.

Deutsche Bank	Other Information (unaudited)
Interim Report as of March 31, 2018	Non-GAAP Financial Measures

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on Equity Ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders’ equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was 72 % for the three months ended March 31, 2018 and 35 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for the three months ended March 31, 2018 and 33 % for all reported periods in 2017.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments, as described in the section “Allocation of Average Shareholders’ Equity”. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	205	322	72	(168)	432

Income tax expense					(312)

Net Income (loss)	148	232	52	(312)	120

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0

Net Income attributable to DB shareholders	148	232	52	(312)	120

Average shareholders’ equity	43,664	14,387	4,580	0	62,631

Add (deduct) :

Average goodwill and other intangible assets	(2,889)	(2,085)	(3,636)	0	(8,610)

Average tangible shareholders’ equity	40,775	12,302	944	0	54,021

Post-tax return on average shareholders’ equity (in %)	1.4	6.4	4.6	N/M	0.8

Post-tax return on average tangible shareholders’ equity (in %)	1.5	7.5	22.1	N/M	0.9

N/M – Not meaningful

Deutsche Bank	Other Information (unaudited)
Interim Report as of March 31, 2018	Non-GAAP Financial Measures

	Three months ended Mar 31, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	777	430	185	(514)	878

Income tax expense					(303)

Net Income (loss)	521	288	124	(358)	575

Net income (loss) attributable to noncontrolling interests	0	0	0	(4)	(4)

Net Income attributable to DB shareholders	521	288	124	(362)	571

Average shareholders’ equity	40,374	14,326	4,790	321	59,812

Add (deduct) :

Average goodwill and other intangible assets	(2,894)	(1,965)	(4,122)	(3)	(8,984)

Average tangible shareholders’ equity	37,481	12,361	668	318	50,828

Post-tax return on average shareholders’ equity (in %)	5.2	8.0	10.4	N/M	3.8

Post-tax return on average tangible shareholders’ equity (in %)	5.6	9.3	74.3	N/M	4.5

N/M – Not meaningful

Adjusted Costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) restructuring and severance. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

	Three months ended Mar 31, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	3,641	2,229	472	115	6,457

Impairment of goodwill and other intangible assets	0	0	0	0	0

Litigation	58	(20)	27	2	66

Restructuring and severance	27	9	4	0	41

Adjusted costs	3,555	2,240	441	113	6,350

	Three months ended Mar 31, 2017
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	3,570	2,197	421	146	6,334

Impairment of goodwill and other intangible assets	0	0	0	0	0

Litigation	(27)	(3)	(1)	0	(31)

Restructuring and severance	62	(37)	4	1	29

Adjusted costs	3,536	2,237	418	145	6,336

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Mar 31, 2018	Dec 31, 2017
Total shareholders’ equity (Book value)	61,943	63,174

Goodwill and other intangible assets	(8,037)[1]	(8,839)

Tangible shareholders’ equity (Tangible book value)	53,906	54,335

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Deutsche Bank	Other Information (unaudited)
Interim Report as of March 31, 2018	Non-GAAP Financial Measures

Basic Shares Outstanding

in million (unless stated otherwise)	Mar 31, 2018	Dec 31, 2017
Number of shares issued	2,066.8	2,066.8

Treasury shares	(1.4)	(0.4)

Vested share awards	32.2	28.5

Basic shares outstanding	2,097.5	2,094.9

Book value per basic share outstanding in €	29.53	30.16

Tangible book value per basic share outstanding in €	25.70	25.94

Fully loaded CRR/CRD 4 Measures

Our regulatory assets, exposures, Risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under CRR/CRD 4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets.

When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate, e.g., to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. In this regard, we assumed in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by the end of 2017. Since the fourth quarter of 2017 we have not applied this grandfathering rule anymore, but instead applied a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 fully loaded rules to all our equity positions. Consequently, no transitional arrangements are considered in our fully loaded RWA numbers since December 31, 2017. For the transitional CRR/CRD 4 RWA numbers these transitional arrangements have been considered lastly for December 31, 2017 and expired thereafter, resulting in no difference anymore for RWA under the fully loaded or transitional regime.

Since 2015 the Common Equity Tier 1 (CET 1) minimum capital requirement applicable to the Group is 4.5 % of Risk-weighted assets. In addition to these minimum capital requirements, various capital buffer requirements were phased in starting 2016 and will become fully effective from 2019 onwards. The development and maintenance of a high quality capital base which should primarily consist of Common Equity Tier 1 reflects one of the core elements of the CRR/CRD 4 framework. Specific regulatory adjustments were subject to transitional rules. For instance, deductions for deferred tax assets that rely on future profitability or deductions for indirect and synthetic holdings of own instruments and capital instruments issued by financial sector entities were phased in. These phase-in arrangements to the CET 1 were still applicable for December 31, 2017 reporting as the phase-in percentage was at 80 % in 2017. They are not applicable from January 1, 2018 onwards as the phase-in percentage increased to 100%. At the same time minority interest only recognizable under the transitional rules is now phased out with a 100 % phase-out rate since January 1, 2018.

Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 50 % in 2017, 40 % in 2018 and the cap decreasing by ten percentage points every year thereafter.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a fully loaded basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio”, in particular the subsections thereof entitled “Development of Regulatory Capital”, “Development of Risk-weighted assets” and “Leverage Ratio”.

Deutsche Bank	Imprint
Interim Report as of March 31, 2018

Imprint

Deutsche Bank

Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 910-00

deutsche.bank@db.com

Investor Relations

+49 800 910-8000

db.ir@db.com

Publication

Published on April 26, 2018

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2018 under the heading “Risk Factors”.